PROSPECTUS                                     Filed Pursuant to Rule 424(b)(4)
                                               Registration File #333-15485

2,500,000 SHARES
AMERCO
COMMON STOCK                             LOGO

($.25 PAR VALUE)

Of the 2,500,000 shares of Common Stock, par value $.25 per share (the "Common Stock") offered hereby, 2,250,000 shares are being offered by AMERCO (the "Company") and an aggregate of 250,000 shares are being offered by Paul F. Shoen and Sophia M. Shoen (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

The Company's Common Stock is quoted on Nasdaq National Market ("Nasdaq") under the symbol "UHAL." The last reported sale price of the Common Stock on Nasdaq on December 12, 1996, was $37 3/4 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------
                                                                                  PROCEEDS TO
                             PRICE TO        UNDERWRITING      PROCEEDS TO          SELLING
                              PUBLIC         DISCOUNT(1)        COMPANY(2)       STOCKHOLDERS
Per Share............... $35.00           $2.01             $32.99            $32.99
Total(3)................ $87,500,000      $5,025,000        $74,227,500       $8,247,500
-------------------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting estimated offering expenses of $280,000, which will be payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 337,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $99,312,500, the Underwriting Discount will total $5,703,375, and the Proceeds to Company will total $85,361,625. See "Underwriting."

The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any orders in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at the office of Lehman Brothers Inc., New York, New York or through the facilities of the Depository Trust Company on or about December 18, 1996.
                         ------------------------------

                          JOINT BOOK-RUNNING MANAGERS
                            (IN ALPHABETICAL ORDER)
LEHMAN BROTHERS                                             SALOMON BROTHERS INC

The date of this Prospectus is December 12, 1996.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE EXCHANGE ACT. SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements, and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

     The Company has filed with the Commission a registration statement (the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information contained in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission at prescribed rates. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference.

     The Company's Series A 8 1/2% Preferred Stock (the "Series A Preferred Stock") is listed on the New York Stock Exchange and the Company's Common Stock is listed on Nasdaq. Reports, proxy statements, and other information filed by the Company may be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20007. In addition, Summary Quarterly Financial Reports may be accessed electronically by means of the Company's home page on the Internet at: http://www.uhaul.com.

                     INFORMATION INCORPORATED BY REFERENCE

     The Annual Report of the Company on Form 10-K for the fiscal year ended March 31, 1996, the Quarterly Reports of the Company on Form 10-Q for the quarters ended June 30 and September 30, 1996, and the Current Reports of the Company on Form 8-K filed with the Commission on May 6, 1996 and September 19, 1996 are incorporated herein by reference.

     All reports filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus, other than certain exhibits to such documents. Requests should be addressed to: AMERCO, Investor Relations, at AMERCO's principal executive offices located at 1325 Airmotive Way, Suite 100, Reno, Nevada 89502; telephone: (702) 688-6300.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

GENERAL

     The Company is the holding company for its principal subsidiary, U-Haul International, Inc. ("U-Haul"). The Company's U-Haul rental operations represented 83.9%, 85.1%, and 85.0% of the Company's total revenue for the years ended March 31, 1996, 1995, and 1994, respectively. The Company is also a holding company for Ponderosa Holdings, Inc. ("Ponderosa") and Amerco Real Estate Company ("AREC"). Throughout this Prospectus, unless the context otherwise indicates, the term "Company" includes the Company and all of its subsidiaries.

     U-Haul U-Move Operations. Founded in 1945, U-Haul is primarily engaged, through its subsidiaries, in the rental of trucks, automobile-type trailers, and support rental items to the do-it-yourself moving customer. The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of 1,077 Company-owned U-Haul Centers and approximately 13,500 independent dealers throughout the United States and Canada. The Company believes that it has more moving equipment rental locations than its two largest competitors combined. U-Haul's rental equipment fleet consists of approximately 87,000 trucks, approximately 88,000 trailers, and approximately 15,000 tow dollies. Additionally, U-Haul sells related products (such as boxes, tape, and packaging materials) and rents various kinds of equipment (such as floor polishing and carpet cleaning equipment).

     U-Haul Self-Storage Rental Operations. U-Haul entered the self-storage business in 1974 and offers for rent more than 18.9 million square feet of self-storage space through approximately 900 Company-owned or managed storage locations. The Company believes it is the second largest self-storage operator (in terms of square feet) in the industry. The Company believes its self-storage operations are complementary to its do-it-yourself moving business. All of its self-storage space is located at or near one or more U-Haul Centers or independent U-Haul dealers.

     Ponderosa. Ponderosa serves as the holding company for the Company's insurance businesses. Ponderosa's two principal subsidiaries are Republic Western Insurance Company ("RWIC") and Oxford Life Insurance Company ("Oxford"). For financial statement presentation, the Company's insurance subsidiaries report on a calendar year basis while the Company reports on the basis of a fiscal year ending on March 31.

     RWIC originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, the Company's customers, and the Company. RWIC's principal strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. Approximately 39% of RWIC's written premiums relate to insurance underwriting activities involving U-Haul and its affiliates. Approximately 98% of RWIC's invested assets are in investment grade (NAIC-2 or greater) fixed income securities. RWIC is rated "A+-VIII" by A.M. Best.

     Oxford primarily reinsures life, health, and annuity insurance products and administers the Company's self-insured employee health plan. Approximately 7.2% of Oxford's premium revenues are from business with the Company. Approximately 97% of Oxford's invested assets are in investment grade (NAIC-2 or greater) fixed income securities. Oxford is rated "A-VII" by A.M. Best. Consistent with its strategic plan, the Company has engaged an investment banking firm to explore various alternatives with regard to Oxford. Such alternatives may include strategic alliances with other insurance companies or Oxford's possible sale.

     AREC. AREC owns and actively manages a majority of the Company's real estate assets, including the Company's U-Haul Center locations. In addition to its U-Haul operations, AREC actively seeks to lease or dispose of the Company's surplus properties.

BUSINESS STRATEGY

     U-HAUL OPERATIONS

     The Company's present business strategy remains focused on the do-it-yourself moving customer. The objective of this strategy is to offer, in an integrated manner over a diverse geographical area, a wide range of products and services to the do-it-yourself moving customer. Since the current management was put in place in 1987, the Company has pursued a strategic plan that emphasizes its core do-it-yourself rental, moving, and storage business and increased revenues from $864 million in fiscal 1987 to approximately $1.3 billion in fiscal 1996.

     Integrated Approach to Moving. Through its "Moving Made Easier(R)" program, the Company strives to offer its customers a high quality, reliable, and convenient fleet of trucks and trailers at reasonable prices while simultaneously offering related products and services, including moving accessories, self-storage facilities, and other items often desired by the do-it-yourself mover. The rental trucks purchased in the fleet renewal program have been designed with the do-it-yourself customer in mind to include features such as low decks, air conditioning, power steering, automatic transmissions, soft suspensions, AM/FM cassette stereo systems, and over-the-cab storage. The Company has introduced certain insurance products, including "Safemove(R)" and "Safestor(R)", to provide the do-it-yourself mover with certain moving-related insurance coverage. In addition, the Company's self-storage facilities provide many rental customers the option of storing their possessions at either their points of departure or destination.

     Wide Geographic Distribution. The Company believes that customer access, in terms of truck or trailer availability and proximity of rental locations, is critical to its success. Since 1987, the Company has more than doubled the number of U-Haul rental locations, with a net addition of over 8,000 independent dealers.

     High Quality Fleet. To effectively service the U-Haul customer at these additional rental locations with equipment commensurate with the Company's commitment to product excellence, the Company, as part of the fleet renewal program, purchased approximately 84,000 new trucks between March 1987 and September 1996 and reduced the overall average age of its truck fleet from approximately 11 years at March 1987 to approximately five years at September 1996. During this period, approximately 66,000 trucks were retired or sold.

     Since 1990, U-Haul has replaced approximately 66% of its trailer fleet with new, more aerodynamically designed trailers better suited to the low height profile of many newly manufactured automobiles. Given the mechanical simplicity of a trailer relative to a truck, as well as a trailer's longer useful life, the Company expects to replace trailers only as necessary.

     INSURANCE OPERATIONS

     RWIC's principal business strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. RWIC believes that providing U-Haul and U-Haul customers with property and casualty insurance coverage has enabled it to develop expertise in the areas of rental vehicle lessee insurance coverage, self-storage property coverage, motor home insurance coverage, and general rental equipment coverage. RWIC has used, and plans to continue to use, this knowledge to expand its customer base by offering similar products to insureds other than U-Haul and its customers. In addition, RWIC plans to expand its involvement in specialized areas by offering commercial multi-peril and excess workers' compensation.

RECENT DEVELOPMENTS

     On October 1, 1996, the Company paid the last portion of a total of approximately $448.1 million to the plaintiffs (non-management members of the Shoen family and their affiliates) in a long-standing legal dispute involving the Shoen family and related to control of the Company (the "Shoen Litigation"). As a result, the plaintiffs were required to transfer all of their 18,254,976 shares of Common Stock to the Company which represented 47.3% of its outstanding Common Stock (prior to giving effect to the issuance of the Common Stock offered hereby). The long-standing legal dispute has required an increased amount of management's time in the past two years, which will no longer be required going forward.

                                  THE OFFERING

Common Stock offered by the Company...................     2,250,000 shares
Common Stock offered by the Selling
  Stockholders........................................     250,000 shares
  Total Common Stock offered hereby...................     2,500,000 shares
Common Stock to be outstanding after the
  Offering(1).........................................     22,614,087 shares
Use of proceeds.......................................     Capital expenditures, working
                                                           capital, and general corporate
                                                           purposes to be determined from
                                                           time to time.
Nasdaq symbol.........................................     UHAL

---------------
(1) Including 5,762,495 shares of Series A Common Stock. The Common Stock and the Series A Common Stock are collectively referred to as "Common Stock".

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following summary consolidated financial information, insofar as it relates to each of the fiscal years ended March 31, 1996, 1995, 1994, 1993, and 1992, has been derived from and is qualified by reference to the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, which is incorporated by reference herein. The summary financial information related to the six months ended September 30, 1996 and 1995 has been derived from the Company's unaudited quarterly report on Form 10-Q for the quarter ended September 30, 1996, which is incorporated by reference herein. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. The summaries for the six months ended September 30, 1996 and 1995 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the six months ended September 30, 1996 may not be indicative of the results to be expected for fiscal 1997 because, among other reasons, the Company's U-Haul rental operations are seasonal and proportionally more of its revenue and net earnings are generated in the first and second quarters of each fiscal year (April through September).

                                                                                                             FOR THE SIX
                                                                                                            MONTHS ENDED
                                                      FOR THE YEARS ENDED MARCH 31,                         SEPTEMBER 30,
                                      --------------------------------------------------------------   -----------------------
                                       1996(1)        1995         1994         1993         1992         1996       1995(1)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS:
Rental, net sales and other
  revenue...........................  $1,094,185   $1,058,499   $  967,743   $  900,863   $  845,128   $  662,247   $  607,104
Premiums and net investment
  income............................     200,238      177,733      162,151      139,465      126,756       97,889       94,672
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                       1,294,423    1,236,232    1,129,894    1,040,328      971,884      760,136      701,776
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating expense, advertising
  expense, and cost of sales........     880,429      779,302      730,880      697,117      661,229      484,783      435,247
Benefits, losses and amortization of
  deferred acquisition costs........     168,363      144,303      130,168      115,969       99,091       74,773       75,898
Depreciation(2).....................      81,847      151,409      133,485      110,105      109,641       38,719       76,275
Interest expense....................      67,558       67,762       68,859       67,958       76,189       35,282       35,554
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                       1,198,197    1,142,776    1,063,392      991,149      946,150      633,557      622,974
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Pretax earnings from operations.....      96,226       93,456       66,502       49,179       25,734      126,579       78,802
Income tax expense..................     (35,832)     (33,424)     (19,853)     (17,270)      (4,940)     (46,833)     (28,293)
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Earnings from operations before
  extraordinary loss on early
  extinguishment of debt and
  cumulative effect of change in
  accounting principle..............      60,394       60,032       46,649       31,909       20,794       79,746       50,509
Extraordinary loss on early
  extinguishment of debt(3).........          --           --       (3,370)          --           --       (2,004)          --
Cumulative effect of change in
  accounting principle(4)...........          --           --       (3,095)          --           --           --           --
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net earnings........................  $   60,394   $   60,032   $   40,184   $   31,909   $   20,794   $   77,742   $   50,509
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========
OTHER DATA:
Net earnings per share..............  $     1.33   $     1.23   $     0.89   $     0.83   $     0.53   $     2.36   $     1.16
Weighted average common shares
  outstanding(5)....................  35,736,335   38,190,552   38,664,063   38,664,063   38,880,069   29,845,247   37,931,825

                                                                                                    SEPTEMBER 30, 1996
                                                                                                  -----------------------
                                                                                                                   AS
                                                                                                    ACTUAL     ADJUSTED(6)
                                                                                                  ----------   ----------
                                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Total property, plant and equipment, net........................................................  $1,253,133   $1,253,133
Total assets....................................................................................   2,817,846    2,834,030
Notes and loans payable.........................................................................     940,282      983,348
Stockholders' equity............................................................................     653,030      653,824

---------------
(1) Reflects the adoption of Statement of Position 93-7, "Reporting on Advertising Costs."
(2) Reflects the change in estimated salvage value during the third and fourth quarters of the fiscal year ended March 31, 1996. The effect of the change increased net income for fiscal 1996 by $44.4 million ($1.24 per share).
(3) During fiscal 1997, the Company extinguished $76.3 million of debt and $86.4 million of its long-term notes originally due in fiscal 1997 through fiscal 1999. This resulted in an extraordinary charge of $2.0 million, net of a $1.2 million tax benefit. During fiscal 1994, the Company extinguished $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. This resulted in an extraordinary charge of $1.9 million, net of $1.0 million of tax benefit. The Company also terminated swaps with a notional value of $77.0 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1.5 million net of a $0.8 million tax benefit.
(4) Reflects the adoption of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions."
(5) Reflects the acquisition of treasury shares acquired pursuant to the Shoen Litigation.
(6) Adjusted to give effect to the repurchase of 4,036,304 shares of Common Stock on October 1, 1996 pursuant to the Shoen Litigation and to give effect to the sale of 2,250,000 shares of Common Stock offered by the Company hereby (after deduction of underwriting discounts and estimated offering expenses).

                                  RISK FACTORS

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING THOSE SET FORTH IN THE FOLLOWING "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING MATTERS, INCLUDING THOSE MENTIONED ELSEWHERE, SHOULD BE CONSIDERED CAREFULLY BY A PROSPECTIVE INVESTOR IN EVALUATING A PURCHASE OF THE COMMON STOCK OFFERED HEREBY.

DIVIDENDS

     The holders of the Series A Preferred Stock and the holder of the Series B Preferred Stock are entitled to receive cumulative dividends prior to, and in preference to, the holders of Common Stock. The Company has not paid dividends on its Common Stock since 1993 and the Company has no current plan to pay dividends on its Common Stock in the future. See "Dividends."

LIMITED PRIOR MARKET

     The Company's Series A Preferred Stock is trading on the New York Stock Exchange under the symbol "AO/A" and the Company's Common Stock is trading on Nasdaq under the symbol "UHAL". The average daily trading volume of the Common Stock for the past fifty-two weeks has been only 25,504 shares. There can be no assurance that an active trading market for the Common Stock will develop or be maintained following the offering. The absence of an active trading market for the Common Stock may have an adverse effect on the liquidity or market value of the Common Stock.

MANAGEMENT'S DISCRETION AS TO USE OF PROCEEDS

     The Company expects to use the net proceeds from the sale of the Common Stock offered by it for capital expenditures, working capital, and general corporate purposes to be determined from time to time. Consequently, the Board of Directors and management of the Company will have broad discretion in allocating the net proceeds of this offering. See "Use of Proceeds."

ABILITY TO ISSUE SERIAL COMMON STOCK AND PREFERRED STOCK

     The Board of Directors has the authority to issue up to 50,000,000 shares of preferred stock and up to 150,000,000 shares of serial common stock and to fix the rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of any serial common stock and preferred stock that may be issued in the future. The issuance of serial common stock and preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change in control of the Company. Furthermore, holders of such serial common stock or preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. See "Description of Capital Stock."

SEASONALITY

     The Company's U-Haul rental operations are seasonal and proportionally more of the Company's revenues and net earnings from its rental operations are generated in the first and second quarters of each fiscal year (April through September). In addition, the Company's results of operations have in the past been, and will continue to be affected by, a wide variety of factors, including natural disasters (which affect, among other things, results of insurance operations) and other events that are beyond the control of the Company.

CONTROL BY CERTAIN EXISTING STOCKHOLDERS

     Edward J. Shoen, Chairman of the Board and President of the Company, Mark
V. Shoen, a Director of the Company, and James P. Shoen, Vice President and a Director of the Company, own 9,205,476 shares (approximately 40.7% upon completion of this offering) of the Company's outstanding Common Stock. In addition, Edward J. Shoen, Mark V. Shoen, James P. Shoen, the Selling Stockholders, and others are parties to a stockholder agreement covering 15,916,292 shares (approximately 70.4%) of the Company's outstanding Common Stock after giving effect to the sale of the Common Stock offered hereby. Subject to certain limitations, Edward J. Shoen, Mark V. Shoen, and James P. Shoen have the ability, if they so agree, to direct the voting of all of the stock subject to the stockholder agreement. Accordingly, Edward J. Shoen, Mark
V. Shoen, and James P. Shoen will be in a position to continue to influence the election of the members of the Board of Directors and decisions requiring stockholder approval. See "Principal and Selling Stockholders."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 22,614,087 shares of Common Stock outstanding, including the 2,500,000 shares of Common Stock offered hereby and 2,278,480 shares of Common Stock which were trading on Nasdaq prior to this offering. The shares of Common Stock sold in this offering and the shares of Common Stock which were trading on Nasdaq prior to this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations of Rule
144. The Selling Stockholders are entitled to registration rights with respect to 3,711,330 shares of Common Stock held by them (including the 250,000 shares offered hereby). Currently, 591,950 shares are eligible for sale subject to the resale limitations of Rule 144 under the Securities Act, not including the 16,166,292 shares of Common Stock held pursuant to the Stockholder Agreement described in "Principal and Selling Stockholders" and the 1,336,076 shares of Common Stock held by the ESOP Trust and allocated to ESOP participants. Each employee of the Company, upon severance of employment, has the option of receiving the number of shares of Common Stock allocated to his or her ESOP account or selling their stock to the ESOP Trust. Such shares may be sold on Nasdaq following distribution from the ESOP. While the Company does not expect any shares of Common Stock held pursuant to the Stockholder Agreement (other than the shares of Common Stock held by the Selling Stockholders) to be sold to the public pursuant to Rule 144 or otherwise, there can be no assurance that such shares will not be sold to the public. No prediction can be made as to the effect, if any, that the availability of additional shares of Common Stock for sale will have on the market price of the Common Stock. The sale of a substantial number of newly issued shares by the Company or of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price for the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

ENVIRONMENTAL MATTERS

     The Company has since fiscal 1989 managed a testing and removal program that is expected to result in the removal of all but approximately 100 of its underground storage tanks ("USTs") by the year 2000. Under this program, the Company has budgeted $7 million for UST testing, removal and remediation in fiscal 1997 and has removed a total of 2,314 USTs from April 1, 1989 through September 30, 1996 at a total cost of approximately $28.2 million. At September 30, 1996, the Company owned properties containing approximately 660 USTs. The USTs are used to store various petroleum products, including gasoline, fuel oil, and waste oil, and a majority of USTs have a capacity of less than 6,000 gallons. See "Business -- Environmental Matters."

                                USE OF PROCEEDS

     The primary purpose of the offering is to increase the Company's equity in order to improve the likelihood that its existing debt ratings will be maintained. The net proceeds to the Company from the sale of the 2,250,000 shares of Common Stock offered by the Company are estimated to be $73.9 million ($85.1 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated offering expenses. The Company intends to use the proceeds from the sale of the Common Stock for capital expenditures, working capital, and general corporate purposes to be determined from time to time. Pending such uses, the net proceeds may be used to reduce the balance outstanding under two of the Company's revolving credit facilities. The revolving credit facilities mature on July 12, 1997 and July 12, 1999 and bear interest at a floating rate (currently 5.75% and 5.80% per annum). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been traded on Nasdaq since the initial public offering of the Company's Common Stock on November 3, 1994. The following table sets forth the high and low sale prices of the Company's Common Stock as reported by Nasdaq for the periods indicated. The last sale price of the Common Stock on December 12, 1996 was $37 3/4 per share.

                                                                          HIGH       LOW
                                                                          -----     -----
    FISCAL YEAR ENDED MARCH 31, 1995
      Third Quarter (November 3, 1994-December 31, 1994)................  $18       $15 3/4
      Fourth Quarter....................................................  22 1/2    17 1/2
    FISCAL YEAR ENDED MARCH 31, 1996
      First Quarter.....................................................  23 3/4    19 1/2
      Second Quarter....................................................  19 3/4    14 3/4
      Third Quarter.....................................................   21       16 1/2
      Fourth Quarter....................................................  25 1/2     17
    FISCAL YEAR ENDING MARCH 31, 1997
      First Quarter.....................................................  28 1/4    19 1/2
      Second Quarter....................................................  43 1/4    21 1/2
      Third Quarter (through December 12, 1996).........................  49 1/4     34

                                   DIVIDENDS

     The Company does not have a formal dividend policy. The Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of existing circumstances. The Company has not paid any dividends to common stockholders since August 3, 1993 and the Company has no current plan to pay dividends to common stockholders in the future. The holders of the Series A Preferred Stock and the holder of the Series B Preferred Stock are entitled to receive cumulative dividends prior to, and in preference to, the holders of Common Stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at (i) September 30, 1996; (ii) September 30, 1996 after giving effect to the repurchase of 4,036,304 shares of Common Stock on October 1, 1996 pursuant to the Shoen Litigation (the "October 1, 1996 repurchase"); and (iii) September 30, 1996 after giving effect to the October 1, 1996 repurchase and as adjusted to reflect the sale by the Company of 2,250,000 shares of Common Stock pursuant to this offering (after deducting the underwriting discount and estimated offering expenses).

                                                                   SEPTEMBER 30, 1996
                                                        ----------------------------------------
                                                                      PROFORMA,
                                                         ACTUAL      AS ADJUSTED     AS ADJUSTED
                                                        --------     -----------     -----------
                                                                     (IN THOUSANDS)
Current maturities of long-term debt..................  $ 33,553     $    33,553      $  33,553
Notes Payable.........................................    80,500         177,513        103,566
Long-Term Debt........................................   826,229         846,229        846,229
                                                        --------        --------
          Total Notes and Loans.......................  $940,282     $ 1,057,295      $ 983,348
                                                        ========        ========
Stockholders' equity:
  Serial preferred stock, with or without par value,
     50,000,000 shares authorized.....................  $     --     $        --      $      --
     Series A Preferred Stock, no par value, 6,100,000
       shares authorized, issued, and outstanding.....        --              --             --
     Series B Preferred Stock, no par value, 100,000
       shares authorized, issued, and outstanding.....        --              --             --
  Serial common stock, with or without par value,
     150,000,000 shares authorized....................        --              --             --
     Series A Common Stock of $0.25 par value,
       10,000,000 shares authorized, 5,762,495 shares
       issued and outstanding.........................     1,441           1,441          1,441
     Series B Common Stock of $0.25 par value,
       10,000,000 shares authorized, no shares issued
       and outstanding................................        --              --             --
  Common Stock of $0.25 par value, 150,000,000 shares
     authorized, 34,237,505 shares issued, 20,364,087
     shares outstanding, 22,614,087 outstanding as
     adjusted.........................................     8,559           8,559          9,122
  Additional paid in capital..........................   264,378         264,378        337,762
  Foreign currency translation, unrealized gain (loss)
     on investments, and retained earnings............   668,143         668,143        668,143
  Less:
     Cost of common shares in treasury................   266,315         339,468        339,468
     Unearned employee stock ownership plan shares....    23,176          23,176         23,176
                                                        --------        --------
          Total Stockholders' Equity: ................  $653,030     $   579,877      $ 653,824
                                                        ========        ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial information, insofar as it relates to each of the fiscal years ended March 31, 1996, 1995, 1994, 1993, and 1992, has been derived from and is qualified by reference to the financial statements and other information and data contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, which is incorporated by reference herein. The selected financial information related to the six months ended September 30, 1996 and 1995 has been derived from the Company's unaudited quarterly report on Form 10-Q for the quarter ended September 30, 1996, which is incorporated by reference herein. Oxford and RWIC have been consolidated on the basis of fiscal years ended December 31. The summaries for the six months ended September 30, 1996 and 1995 are unaudited; however, in the opinion of management, all adjustments necessary for a fair presentation of such financial information have been included. The results of operations for the six months ended September 30, 1996 may not be indicative of the results to be expected for fiscal 1997 because, among other reasons, the Company's U-Haul rental operations are seasonal and proportionally more of its revenue and net earnings are generated in the first and second quarters of each fiscal year (April through September).

                                                                                                               FOR THE SIX
                                                                                                              MONTHS ENDED
                                                     FOR THE YEARS ENDED MARCH 31,                            SEPTEMBER 30,
                                  -------------------------------------------------------------------   -------------------------
                                    1996(1)        1995          1994          1993          1992          1996         1995(1)
                                  -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
SUMMARY OF OPERATIONS:
Rental, net sales and other
  revenue.......................  $ 1,094,185   $ 1,058,499   $   967,743   $   900,863   $   845,128   $   662,247   $   607,104
Premiums and net investment
  income........................      200,238       177,733       162,151       139,465       126,756        97,889        94,672
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                    1,294,423     1,236,232     1,129,894     1,040,328       971,884       760,136       701,776
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Operating expense, advertising
  expense, and cost of sales....      880,429       779,302       730,880       697,117       661,229       484,783       435,247
Benefits, losses and
  amortization of deferred
  acquisition costs.............      168,363       144,303       130,168       115,969        99,091        74,773        75,898
Depreciation(2).................       81,847       151,409       133,485       110,105       109,641        38,719        76,275
Interest expense................       67,558        67,762        68,859        67,958        76,189        35,282        35,554
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                    1,198,197     1,142,776     1,063,392       991,149       946,150       633,557       622,974
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Pretax earnings from
  operations....................       96,226        93,456        66,502        49,179        25,734       126,579        78,802
Income tax expense..............      (35,832)      (33,424)      (19,853)      (17,270)       (4,940)      (46,833)      (28,293)
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Earnings from operations before
  extraordinary loss on early
  extinguishment of debt and
  cumulative effect of change in
  accounting principle..........       60,394        60,032        46,649        31,909        20,794        79,746        50,509
Extraordinary loss on early
  extinguishment of debt(3).....           --            --        (3,370)           --            --        (2,004)           --
Cumulative effect of change in
  accounting principle(4).......           --            --        (3,095)           --            --            --            --
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net earnings....................  $    60,394   $    60,032   $    40,184   $    31,909   $    20,794   $    77,742   $    50,509
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========
OTHER DATA:
Net earnings per share..........  $      1.33   $      1.23   $      0.89   $      0.83   $      0.53   $      2.36   $      1.16
Weighted average common shares
  outstanding(5)................   35,736,335    38,190,552    38,664,063    38,664,063    38,880,069    29,845,247    37,931,825

                                                                                                            SEPTEMBER 30, 1996
                                                                   MARCH 31,                              -----------------------
                                         --------------------------------------------------------------                    AS
                                            1996         1995         1994         1993         1992        ACTUAL     ADJUSTED(6)
                                         ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Total property, plant and equipment,
  net..................................  $1,316,715   $1,274,246   $1,174,236   $  989,603   $  987,095   $1,253,133   $1,253,133
Total assets...........................   2,827,978    2,605,989    2,344,442    2,024,023    1,979,324    2,817,846    2,834,030
Notes and loans payable................     998,220      881,222      723,764      697,121      733,322      940,282      983,348
Stockholders' equity...................     649,548      686,784      651,787      479,958      451,888      653,030      653,824

---------------
(1) Reflects the adoption of Statement of Position 93-7, "Reporting on Advertising Costs."
(2) Reflects the change in estimated salvage value during the third and fourth quarters of the fiscal year ended March 31, 1996. The effect of the change increased net income for fiscal 1996 by $44.4 million ($1.24 per share).
(3) During fiscal 1997, the Company extinguished $76.3 million of debt and $86.4 million of its long-term notes originally due in fiscal 1997 through fiscal 1999. This resulted in an extraordinary charge of $2.0 million, net of a $1.2 million tax benefit. During fiscal 1994, the Company extinguished $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. This resulted in an extraordinary charge of $1.9 million, net of $1.0 million of tax benefit. The Company also terminated swaps with a notional value of $77.0 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1.5 million net of a $0.8 million tax benefit.
(4) Reflects the adoption of Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions."
(5) Reflects the acquisition of treasury shares acquired pursuant to the Shoen Litigation.
(6) Adjusted to give effect to the repurchase of 4,036,304 shares of Common Stock on October 1, 1996 pursuant to the Shoen Litigation and to give effect to the sale of 2,250,000 shares of Common Stock offered by the Company hereby (after deduction of underwriting discounts and estimated offering expenses).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     For financial statement preparation, the Company's insurance subsidiaries report on a calendar year basis while the Company reports on a fiscal year basis ending March 31. Accordingly, with respect to the Company's insurance subsidiaries, any reference to the years 1995, 1994, and 1993 corresponds to the Company's fiscal years 1996, 1995, and 1994, respectively. In addition, with respect to the Company's insurance subsidiaries, any reference to the six months ended September 30, 1996 and 1995 corresponds to the six months ended June 30, 1996 and 1995, respectively. There have been no events related to such subsidiaries between January 1 and March 31 of 1996, 1995, or 1994, or between July 1 and September 30, 1996 and 1995, that would materially affect the Company's consolidated financial position or results of operations as of and for the fiscal years ended March 31, 1996, 1995, and 1994, respectively or the six months ended September 30, 1996 and 1995, respectively.

     The following management's discussion and analysis should be read in conjunction with Notes 1, 19, and 20 of Notes to Audited Consolidated Financial Statements, which discuss the principles of consolidation, summarized consolidated financial information, and industry segment and geographic area data, respectively. In consolidation, all intersegment premiums are eliminated and the benefits, losses, and expenses are retained by the insurance companies.

RESULTS OF OPERATIONS

SIX MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

     The following table shows industry segment data from the Company's three industry segments: rental operations, life insurance and property and casualty insurance, for the six months ended September 30, 1996 and 1995. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC. The Company's results of operations have historically fluctuated from quarter to quarter. In particular, the Company's U-Haul rental operations are seasonal and proportionately more of the Company's revenues and net earnings are generated in the first and second quarters each fiscal year (April through September).

                                                                 PROPERTY/    ADJUSTMENTS
                                       RENTAL         LIFE       CASUALTY         AND
                                     OPERATIONS     INSURANCE    INSURANCE    ELIMINATIONS    CONSOLIDATED
                                     -----------    ---------    ---------    ------------    ------------
                                                                (IN THOUSANDS)
Six months ended September 30,
  1996
Revenues:
  Outside.........................   $   661,958    $  23,740    $  74,438     $        --    $    760,136
  Intersegment....................            --          782        5,843          (6,625)             --
                                     -----------      -------     --------      ----------      ----------
     Total revenues...............   $   661,958    $  24,522    $  80,281     $    (6,625)   $    760,136
                                     ===========      =======     ========      ==========      ==========
Operating profit..................   $   146,570    $   5,590    $   9,701              --    $    161,861
                                     ===========      =======     ========      ==========
Interest expense..................                                                                  35,282
                                                                                                ----------
Pretax earnings from operations...                                                            $    126,579
                                                                                                ==========
Identifiable assets...............   $ 1,908,032    $ 621,686    $ 622,983     $  (334,855)   $  2,817,846
                                     ===========      =======     ========      ==========      ==========
Six months ended September 30,
  1995
Revenues:
  Outside.........................   $   602,687    $  24,265    $  74,824     $        --    $    701,776
  Intersegment....................          (270)         708        4,662          (5,100)             --
                                     -----------      -------     --------      ----------      ----------
     Total revenues...............   $   602,417    $  24,973    $  79,486     $    (5,100)   $    701,776
                                     ===========      =======     ========      ==========      ==========
Operating profit..................   $    97,676    $   6,838    $   9,572     $       270    $    114,356
                                     ===========      =======     ========      ==========
Interest expense..................                                                                  35,554
                                                                                                ----------
Pretax earnings from operations...                                                            $     78,802
                                                                                                ==========
Identifiable assets...............   $ 1,845,370    $ 563,138    $ 593,506     $  (312,753)   $  2,689,261
                                     ===========      =======     ========      ==========      ==========

FISCAL YEARS ENDED MARCH 31, 1996, 1995, AND 1994

     The following table shows industry segment data from the Company's three industry segments: rental operations, life insurance, and property and casualty insurance, for the fiscal years ended March 31, 1996, 1995, and 1994. Rental operations is composed of the operations of U-Haul and AREC. Life insurance is composed of the operations of Oxford. Property and casualty insurance is composed of the operations of RWIC.

                                                                 PROPERTY/    ADJUSTMENTS
                                       RENTAL         LIFE       CASUALTY         AND
                                     OPERATIONS     INSURANCE    INSURANCE    ELIMINATIONS    CONSOLIDATED
                                     -----------    ---------    ---------    ------------    ------------
                                                                (IN THOUSANDS)
1996
Revenues:
  Outside.........................   $ 1,085,711    $  49,103    $ 159,609     $        --    $  1,294,423
  Intersegment....................          (656)       1,281       12,763         (13,388)             --
                                     -----------      -------     --------      ----------      ----------
     Total revenues...............   $ 1,085,055    $  50,384    $ 172,372     $   (13,388)   $  1,294,423
                                     ===========      =======     ========      ==========      ==========
Operating profit..................   $   129,092    $  12,600    $  21,436     $       656    $    163,784
                                     ===========      =======     ========      ==========
Interest expense..................                                                                  67,558
                                                                                                ----------
Pretax earnings from operations...                                                            $     96,226
                                                                                                ==========
Identifiable assets...............   $ 1,921,105    $ 599,713    $ 619,454     $  (312,294)   $  2,827,978
                                     ===========      =======     ========      ==========      ==========

                                                                 PROPERTY/    ADJUSTMENTS
                                       RENTAL         LIFE       CASUALTY         AND
                                     OPERATIONS     INSURANCE    INSURANCE    ELIMINATIONS    CONSOLIDATED
                                     -----------    ---------    ---------    ------------    ------------
                                                                (IN THOUSANDS)
1995
Revenues:
  Outside.........................   $ 1,052,243    $  39,347    $ 144,642     $        --    $  1,236,232
  Intersegment....................           (42)       1,444       20,657         (22,059)             --
                                     -----------      -------     --------      ----------      ----------
     Total revenues...............   $ 1,052,201    $  40,791    $ 165,299     $   (22,059)   $  1,236,232
                                     ===========      =======     ========      ==========      ==========
Operating profit..................   $   128,278    $   9,824    $  23,074     $        42    $    161,218
                                     ===========      =======     ========      ==========
Interest expense..................                                                                  67,762
                                                                                                ----------
Pretax earnings from operations...                                                            $     93,456
                                                                                                ==========
Identifiable assets...............   $ 1,827,995    $ 479,778    $ 579,821     $  (281,605)   $  2,605,989
                                     ===========      =======     ========      ==========      ==========

                                                                 PROPERTY/    ADJUSTMENTS
                                       RENTAL         LIFE       CASUALTY         AND
                                     OPERATIONS     INSURANCE    INSURANCE    ELIMINATIONS    CONSOLIDATED
                                     -----------    ---------    ---------    ------------    ------------
                                                                (IN THOUSANDS)
1994
Revenues:
  Outside.........................   $   960,878    $  31,357    $ 137,659     $        --    $  1,129,894
  Intersegment....................          (357)       2,834       18,862         (21,339)             --
                                     -----------      -------     --------      ----------      ----------
     Total revenues...............   $   960,521    $  34,191    $ 156,521     $   (21,339)   $  1,129,894
                                     ===========      =======     ========      ==========      ==========
Operating profit..................   $   106,248    $   9,106    $  20,705     $      (698)   $    135,361
                                     ===========      =======     ========      ==========
Interest expense..................                                                                  68,859
                                                                                                ----------
Pretax earnings from operations...                                                            $     66,502
                                                                                                ==========
Identifiable assets...............   $ 1,593,044    $ 461,464    $ 550,795     $  (260,861)   $  2,344,442
                                     ===========      =======     ========      ==========      ==========

SIX MONTHS ENDED SEPTEMBER 30, 1996 VERSUS SIX MONTHS ENDED SEPTEMBER 30, 1995

     U-HAUL OPERATIONS

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $54.0 million, approximately 10.8%, to $554.2 million in the first six months of fiscal 1997. The increase reflects higher net revenues from the rental of moving related equipment and self-storage facilities which increased $27.3 million due to growth (volume) in truck rental transactions, additional rentable square footage, and an increase in management fees from storage facilities managed for others. Other revenue increased $26.7 million. Contributing to the increase is the recognition of increased net gains on the sale of real and personal property of $7.6 million over the comparable period for fiscal 1996.

     Net sales revenues were $107.2 million in the first six months of fiscal 1997, which represents an increase of approximately 4.4% from the first six months of fiscal 1996 net sales of $102.7 million. Revenue growth from the sale of moving support items, hitches, and propane resulted in a $5.0 million increase during the six months, which was partially offset by a decrease in gasoline sales consistent with the Company's ongoing efforts to remove underground storage tanks and gradually discontinue gasoline sales.

     Cost of sales was $62.6 million in the first six months of fiscal 1997, which represents an increase of approximately 8.0% from $58.0 million for the same period in fiscal 1996. This increase in cost of sales reflects higher material costs from the sale of moving support items, hitches and propane which can be primarily attributed to higher sales levels and increased allowance for inventory shrinkage.

     Operating expenses increased to $398.0 million in the first six months of fiscal 1997 from $346.4 million in the first six months of fiscal 1996, an increase of approximately 14.9%. Rental equipment maintenance costs increased $20.7 million due to an increase in fleet size and transaction levels. Personnel expense increased $13.7 million due to higher levels of business activity. All other operating expense categories increased in the aggregate by $17.2 million compared to the prior year.

     Advertising expense decreased to $16.0 million in the first six months of fiscal 1997 from $24.1 million in the first six months of fiscal 1996. The decrease primarily reflects a one-time expense of $8.6 million recognized during the first six months of fiscal 1996, due to the adoption of Statement of Position 93-7 which requires immediate recognition of advertising costs not qualifying as direct-response.

     Depreciation expense for the first six months of fiscal 1997 was $38.7 million, as compared to $76.3 million during the same period of the prior year. During the third and fourth quarters of fiscal 1996, based on the Company's in-depth market analysis, the Company increased the estimated salvage value of certain rental trucks.

     OXFORD -- LIFE INSURANCE

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $10.6 million for the six months ended June 30, 1996, or 74.1% of total premiums for that period. This represents an increase of $1.7 million over the same period in 1995 or an increase of 19.1%. Reinsurance premiums are primarily from term life insurance, deferred annuity contracts that have matured, and credit insurance business. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities and from additional production in the credit life and credit accident and health business.

     Premiums from Oxford's direct lines before intercompany eliminations were $3.7 million for the six months ended June 30, 1996, a decrease of $0.3 million. This decrease in direct premium is primarily attributable to the credit insurance business. Oxford's direct business related to group life and disability coverage issued to employees of the Company for the six months ended June 30, 1996 accounted for approximately 7.5% of premiums. Other direct lines, including the credit insurance business, accounted for approximately 18.4% of Oxford's premiums for the six months ended June 30, 1996.

     Net investment income before intercompany eliminations was $9.4 million and $8.0 million for the six month periods ended June 30, 1996 and 1995, respectively. This increase is primarily due to increases in deposit funds from additional production and increasing margins on the interest sensitive business.

     Other income is comprised of gains (losses) on the disposition of investments and income on the surrender of deferred annuity products. Gains (losses) on the disposition of investments were ($0.4) million and $2.9 million for the six months ended June 30, 1996 and 1995, respectively. Oxford had $1.2 million and $1.0 million of surrender charge income, for the six month period ended June 30, 1996 and 1995, respectively.

     Benefits and expenses incurred were $18.9 million for the six months ended June 30, 1996, an increase of 4.4% from 1995. Comparable benefits and expenses incurred for 1995 were $18.1 million. This increase is primarily due to the increase in annuitizations discussed above.

     Operating profit before intercompany eliminations decreased by $1.2 million, or approximately 17.6%, in 1996 to $5.6 million, primarily due to a decrease in gains on the disposition of fixed maturity investments.

     RWIC -- PROPERTY AND CASUALTY

     RWIC gross premium writings for the six months ended June 30, 1996 were $89.4 million as compared to $81.4 million in the first six months of 1995. This represents an increase of $8.0 million, or 9.8%. As in prior years, the rental industry market accounts for a significant share of total premiums, approximately 46.0% and 41.5% in the first six months of 1996 and 1995, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics. RWIC continues underwriting professional reinsurance via broker markets. Premiums in this area increased during the first six months of 1996 to $28.8 million, or 32.2% of total gross premiums, from comparable 1995 figures of $27.9 million, or 34.3% of total premiums. Premium writings in selected general agency lines are expected to remain consistent with prior years. Premiums from selected general agency lines accounted for 13.5% of written premiums in the first six months of 1996 as compared to 16.9% in the first six months of 1995. RWIC continued its direct multiple peril coverage of various commercial properties and businesses in 1996. These premiums accounted for 8.2% of the total gross written premium during first six months of 1996, as compared to 6.3% for the first six months of 1995.

     Net earned premiums increased $1.3 million, or 2.1%, to $64.8 million for the six months ended June 30, 1996, compared with premiums of $63.5 million for the six months ended June 30, 1995. The premium increase was primarily due to improved processing.

     Underwriting expenses incurred were $70.6 million for the six months ended June 30, 1996, an increase of $0.7 million, or 1.0% over 1995. Comparable underwriting expenses incurred for the first six months of 1995 were $69.9 million. The increase is attributed to increased commission expense offset by decreased loss and loss adjusting expenses. The increased commission expense resulted from a smaller adjustment to realize a margin on a canceled general agency program, combined with increased acquisition expense on assumed treaty reinsurance business. The reduction in loss and loss adjusting expenses occurred in the rental industry liability and assumed treaty reinsurance lines.

     Net investment income was $15.2 million for the six months ended June 30, 1996, a decrease of 0.7% from the six months ended June 30, 1995 net investment income of $15.3 million.

     RWIC completed the first six months of 1996 with income before tax expense of $9.7 million as compared to $9.6 million for the comparable period ended June 30, 1995. This represents an increase of $0.1 million, or 1.0% over 1995. Increased premium earnings were offset by increased underwriting expenses to produce this minimal change.

     INTEREST EXPENSE

     Interest expense decreased to $35.3 million for the six months ended September 30, 1996, as compared to $35.6 million for the six months ended September 30, 1995.

     EXTRAORDINARY LOSS ON EXTINGUISHMENT OF DEBT

     During the second quarter of fiscal 1997, the Company extinguished debt of approximately $76.3 million by irrevocably placing cash into a trust of U.S. Treasury securities to be used to satisfy scheduled payments of principal and interest. The Company also extinguished $86.4 million of its long-term notes originally due in fiscal 1997 through fiscal 1999. These transactions resulted in an extraordinary loss of $2.0 million, net of tax of $1.2 million ($0.07 per share).

     RESULTS OF OPERATIONS -- CONSOLIDATED GROUP

     As a result of the foregoing, pretax earnings of $126.6 million were realized during the six months ended September 30, 1996, as compared to $78.8 million for the same period in 1995. After providing for income taxes and extraordinary loss on the extinguishment of debt, net earnings for the six months ended September 30, 1996 were $77.7 million, as compared to $50.5 million for the same period of the prior year.

FISCAL YEAR ENDED MARCH 31, 1996 VERSUS FISCAL YEAR ENDED MARCH 31, 1995

     U-HAUL OPERATIONS

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $29.2 million, approximately 3.3%, to $912.1 million during fiscal 1996. The increase in fiscal 1996 is primarily attributable to an increase in net revenues from the rental of moving related equipment and self-storage facilities which increased in the aggregate by $33.9 million to $919.1 million, as compared to $885.2 million for fiscal 1995. In excess of 53% of the rental revenue growth was realized during the fourth quarter of fiscal 1996. Moving related rental revenues benefited from transactional growth (volume) within the rental fleet. Revenues from the rental of self-storage facilities were positively impacted by an increase in same store rents realized per rentable square foot, higher management fees derived from storage facilities managed for others and additional rentable square footage. Other revenues decreased in the aggregate by $4.7 million.

     Net sales revenues were $173.8 million for fiscal 1996, which represents an increase of approximately 2.1% from fiscal 1995 net sales of $170.2 million. Revenue growth from the sale of moving support items (i.e., boxes, etc.), hitches, and propane resulted in a $9.1 million increase during the year, which was offset by a $1.2 million decrease in revenue from gasoline sales consistent with the Company's ongoing efforts to remove underground storage tanks and gradually discontinue gasoline sales. Other sales decreased by $5.2 million due to the sale of discontinued repair parts during the fourth quarter of fiscal 1995.

     Cost of sales was $108.7 million for fiscal 1996, which represents an increase of approximately 16.2% from $93.5 million for fiscal 1995. This increase in cost of sales reflects a $7.0 million increase in material costs from the sale of moving support items, hitches, and propane as a result of higher sales levels and an $8.1 million increase in allowances for inventory shrinkage and other inventory adjustments.

     Operating expenses increased to $726.5 million during fiscal 1996 from $649.9 million during fiscal 1995, an increase of approximately 11.8%. The change from the prior year primarily reflects a $53.6 million increase in rental equipment maintenance costs related to rental fleet expansion and transactional growth and an $18.1 million increase in personnel costs due to the increase in rental, sales and repair activity. All other operating expense categories increased in the aggregate by $4.9 million, approximately 2.3%, to $214.1 million.

     Advertising expense increased to $38.9 million during fiscal 1996 from $29.1 million for fiscal 1995. The increase primarily reflects a one-time expense of $8.6 million recognized during the first quarter of fiscal 1996, due to the adoption of Statement of Position 93-7 which requires immediate recognition of advertising costs not qualifying as direct-response.

     Depreciation expense for fiscal 1996 was $81.8 million, as compared to $151.4 million for fiscal year 1995. During the third and fourth quarters of fiscal 1996, based on the Company's in-depth market analysis, the Company increased the estimated salvage value of certain rental trucks. The effect of the change in estimate reduced depreciation expense for fiscal 1996 by $71.4 million ($35.7 million during the third quarter, $26.6 million during the fourth quarter for the fourth quarter change and $9.1 million during the fourth quarter for the third quarter change). The effect of the change increased net income for fiscal year 1996 by $44.4 million.

     OXFORD -- LIFE INSURANCE

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $19.4 million for the year ended December 31, 1995, an increase of $2.0 million or approximately 11.5% over 1994 and accounted for 71.8% of Oxford's premiums in 1995. These premiums are primarily from term life insurance and deferred annuity contracts that have matured. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities and from additional production in the credit life and credit accident and health business.

     Premiums from Oxford's direct lines before intercompany eliminations were $7.6 million in 1995, an increase of $1.4 million or 22.6% from the prior year. This increase in direct premium is primarily attributable to the credit life and credit accident and health business ($5.6 million in premium). Oxford's direct business related to group life and disability coverage issued to employees of the Company accounted for approximately 7.2% of premiums for the year ended December 31, 1995. Other direct lines, including the credit business, accounted for approximately 21.0% of Oxford's premiums in 1995.

     Net investment income before intercompany eliminations was $16.5 million and $14.1 million for the years ended December 31, 1995 and 1994, respectively. This increase is due to increasing margins on the interest sensitive business. Gains on the disposition of fixed maturity investments were $3.5 million and $1.3 million for 1995 and 1994, respectively. Oxford reported $2.0 million and $1.9 million of other income for 1995 and 1994, respectively.

     Benefits and expenses incurred were $37.8 million for the year ended December 31, 1995, an increase of 21.9% over 1994. Comparable benefits and expenses incurred for 1994 were $31.0 million. This increase is primarily due to disability, credit life and credit disability benefits incurred and an increase in the amortization of deferred acquisition costs, primarily as a result of the increase in realized capital gains on the disposition of fixed maturities.

     Operating profit before intercompany eliminations increased by $2.9 million, or approximately 29.9%, in 1995 to $12.6 million, primarily due to the increasing margins on the interest sensitive business and gains on the disposition of fixed maturity investments, which were partially offset by the increase in the amortization of deferred acquisition costs.

     RWIC -- PROPERTY AND CASUALTY

     RWIC gross premium writings for the year ended December 31, 1995 were $174.2 million as compared to $179.2 million in 1994. As in prior years, the rental industry market accounts for a significant share of total premiums, approximately 45.2% and 42.8% in 1995 and 1994, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics. RWIC continues underwriting professional reinsurance via broker markets. Premiums in this area decreased in 1995 to $50.1 million, or 28.7% of total gross premiums, from comparable 1994 figures of $58.3 million, or 32.5% of total premiums. This decrease can be primarily attributed to RWIC electing not to renew several treaties because of inadequate pricing or terms. Also contributing to the decrease was the discontinuation of a significant fronting arrangement. Premium writings in selected general agency lines were 16.3% of total gross written premiums in 1995 as compared to a 15.1% in 1994. RWIC expanded its direct business in 1995 to include multiple peril coverage for a variety of commercial properties and businesses. These premiums accounted for 9.1% of the total gross written premium during the year ended December 31, 1995.

     Net earned premiums increased $7.4 million, or 5.6%, to $140.8 million for the year ended December 31, 1995, compared with premiums of $133.4 million for the year ended December 31, 1994. This increase was primarily due to increased earnings on the assumed treaty reinsurance business and the expanded commercial coverage discussed above, offset by decreased premiums on canceled agent programs and rental industry liability lines.

     Underwriting expenses incurred were $150.9 million for the twelve months ended December 31, 1995, an increase of $8.8 million or 6.2% over 1994. The increase occurred in incurred loss and loss adjusting expense, offset by decreased commissions expense. The change in incurred loss and loss adjusting expense resulted from increases on general agency, rental industry liability and assumed treaty reinsurance, partially offset by improved underwriting results in other programs. The decrease in commission expense resulted from an adjustment made to realize a margin on a canceled general agency program. The ratio of underwriting expenses to net earned premium remained the same, 1.07, in both 1995 and 1994.

     Net investment income was $29.9 million for the year ended December 31, 1995, an increase of 3.1% over 1994 net investment income of $29.0 million. The increase is the result of favorable interest rates along with a larger portfolio due to growth in business.

     Income before tax expense was $21.4 million as compared to $23.2 million for the comparable period ended December 1994. This represents a decrease of $1.8 million, or 7.8% over 1994. Increased premium earnings and investment income were offset by a disproportionate increase in underwriting expenses as discussed above.

     INTEREST EXPENSE

     Interest expense decreased by $0.2 million to $67.6 million in fiscal 1996, as compared to $67.8 million in fiscal 1995. Despite average debt levels increasing, interest expense declined reflecting a reduction in the average cost of funds.

     RESULTS OF OPERATIONS -- CONSOLIDATED GROUP

     As a result of the foregoing, pre-tax earnings of $96.2 million were realized in fiscal 1996 as compared to $93.5 million in fiscal 1995. After providing for income taxes, net earnings for fiscal 1996 were $60.4 million as compared to $60.0 million for the same period of the prior year.

FISCAL YEAR ENDED MARCH 31, 1995 VERSUS FISCAL YEAR ENDED MARCH 31, 1994

     U-HAUL OPERATIONS

     U-Haul revenues consist of (i) total rental and other revenue and (ii) net sales. Total rental and other revenue increased by $78.2 million, approximately 9.7%, to $887.6 million in fiscal 1995. The increase from fiscal 1994 is primarily attributable to a $68.6 million increase in net revenues from the rental of moving related equipment. Moving related revenues benefited from transactional growth (volume) within the truck and trailer fleets. Revenues from the rental of self-storage facilities increased by $9.7 million to $80.2 million in fiscal 1995, an increase of approximately 13.8%. Storage revenues continue to be positively impacted by additional rentable square footage and higher average rental rates. Other revenue categories decreased in the aggregate by $0.1 million, with declines in general rental item revenues and other miscellaneous revenues, offset by increases in interest income and gains on the sale of property, plant and equipment.

     Net sales were $170.2 million in fiscal 1995 which represents an increase of approximately 9.1% from fiscal 1994 net sales of $156.0 million. Revenue growth from moving support sale items (i.e., boxes, etc.), hitches and propane resulted in an $11.2 million increase, offset by a $1.9 million decrease in revenue from gasoline sales consistent with the Company's ongoing efforts to remove underground storage tanks and gradually discontinue gasoline sales.

     Cost of sales was $93.5 million in fiscal 1995, as compared to $92.2 million in fiscal 1994. The increase in cost of sales reflects increased material costs from the sale of moving support sale items and propane, which can be primarily attributed to higher sales levels. The increase was offset by a reduction in the provision obsolete inventory between the two years due to management's continued emphasis on disposing of such inventory, including the complete liquidation of RV parts inventory during fiscal 1994. Improved margins on hitch sales also offset the increased cost of sales.

     Operating expenses increased to $649.9 million in fiscal 1995 from $602.3 million in fiscal 1994, an increase of approximately 7.9%. The change from the prior year reflects a $36.9 million increase in rental equipment maintenance costs. Efforts to minimize downtime, an increase in fleet size and higher transaction levels are primarily responsible for the increase. Lease expense declined by $17.9 million to $66.5 million reflecting lease terminations, lease restructuring, and lower finance costs on new leases originated during the past two years. All other operating expense categories increased in the aggregate by $31.0 million, approximately 8.3%, to $402.5 million. These increases are consistent with the growth in revenues.

     Depreciation expense during fiscal 1995 was $151.4 million as compared to $133.5 million in the prior year, reflecting the increase in fleet size and real property acquisitions.

     OXFORD -- LIFE INSURANCE

     Premiums from Oxford's reinsurance lines before intercompany eliminations were $17.4 million for the year ended December 31, 1994, an increase of $1.6 million, approximately 10.1% over 1993 and accounted for 73.8% of Oxford's premiums in 1994. These premiums are primarily from term life insurance and matured deferred annuity contracts. Increases in premiums are primarily from the anticipated increase in annuitizations as a result of the maturing of deferred annuities.

     Premiums from Oxford's direct lines before intercompany eliminations were $6.2 million in 1994, an increase of $4.2 million, or 210% from the prior year. This increase in direct premium revenues is primarily attributable to Oxford's entrance into the credit life and credit accident and health business ($4.4 million in premium revenues). Oxford's direct business related to group life and disability coverage issued to employees of the Company accounted for approximately 7.2% of premiums for the year ended December 31, 1994. Other direct lines, including the credit business, accounted for approximately 19.0% of Oxford's premiums in 1994.

     Net investment income before intercompany eliminations was $14.1 million and $12.6 million for the years ended December 31, 1994 and 1993, respectively. This increase is due to increasing margins on the interest sensitive business. Gains on the disposition of fixed maturity investments were $1.3 million and $2.1 million for 1994 and 1993, respectively. Oxford had $1.9 million and $1.8 million of other income for 1994 and 1993, respectively.

     Benefits and expenses incurred were $31.0 million for the year ended December 31, 1994, an increase of 27.0% over 1993. Comparable benefits and expenses incurred for 1993 were $24.4 million. This increase is primarily due to the increase in reserves caused by the increase in annuitizations discussed above.

     Operating profit before intercompany eliminations decreased by $0.1 million, or approximately 1.0%, in 1994 to $9.7 million, primarily due to the decrease in gains on sale of fixed maturity investments. Such decrease was partially offset by the increasing margins on the interest sensitive business.

     RWIC -- PROPERTY AND CASUALTY

     RWIC gross premium writings for the year ended December 31, 1994 were $179.2 million as compared to $175.1 million in 1993. This represents an increase of $4.1 million, or 2.3%. As in prior years, the rental industry market accounts for a significant share of total premiums, approximately 42.8% and 36.6% in 1994 and 1993, respectively. These writings include U-Haul customers, fleetowners and U-Haul as well as other rental industry insureds with similar characteristics. Growth is also occurring in selected general agency lines. These premiums accounted for approximately 15.1% of gross written premiums for 1994, compared to 12.9% in 1993. RWIC continues underwriting professional reinsurance via broker markets, and premiums in this area decreased in 1994 to $58.3 million, or 32.5% of total gross premiums, from comparable 1993 figures of $70.2 million, or 40.1% of total premiums.

     Net earned premiums increased $8.0 million, or 6.38% to $133.4 million for the year ended December 31, 1994, compared with premiums of $125.4 million for the year ended December 31, 1993. The premium increase was primarily due to planned increased writings in the rental industry and general agency lines.

     Underwriting expenses incurred were $142.1 million for the twelve months ended December 31, 1994, an increase of $5.6 million, or 4.1% over 1993. Comparable underwriting expenses incurred for 1993 were $136.5 million. The increase in underwriting expenses is due to the larger premium volume being written in 1994, which increased acquisition costs and commensurate reserves. The ratio of underwriting expenses to net earned premiums decreased from 1.09 in 1993 to 1.07 in 1994. This improvement is primarily attributable to improved loss experience combined with continued market rate strength which affects the Company's assumed reinsurance area.

     Net investment income was $29.0 million for the year ended December 31, 1994, an increase of 5.8% over 1993 net investment income of $27.4 million. The increase is due to an increased asset base generated from larger premium volume.

     RWIC completed 1994 with income before taxes before intercompany eliminations of $23.2 million as compared to $19.9 million for the comparable period ended December 1993. This represents an increase of $3.3 million or 16.6% over 1993. Improved underwriting results in the Company's assumed reinsurance area was offset by declines in its workers' compensation and rental industry liability lines.

     INTEREST EXPENSE

     Interest expense decreased by $1.0 million to $67.8 million in fiscal 1995, as compared to $68.8 million in fiscal 1994. While average debt levels outstanding increased, the decrease in interest expense reflects a reduction in the average cost of funds.

     EXTRAORDINARY LOSS ON EXTINGUISHMENT OF DEBT

     During the first and third quarters of fiscal 1994, the Company extinguished $25.2 million of its medium-term notes originally due in fiscal 1995 through 2000. The weighted average rate of the notes purchased was 9.34%. The purchase resulted in an extraordinary charge of $1.9 million, net of $1.0 million of tax benefit.

     During the fourth quarter of fiscal 1994, the Company terminated swaps with a notional value of $77.0 million originally due in fiscal 1995. The terminations resulted in an extraordinary charge of $1.5 million, net of $0.8 million of tax benefit.

     RESULTS OF OPERATIONS -- CONSOLIDATED GROUP

     As a result of the foregoing, pre-tax earnings of $93.5 million were realized in fiscal 1995 as compared to $66.5 million in fiscal 1994. After providing for income taxes, net earnings for fiscal 1995 were $60.0 million as compared to $40.2 million for the same period of the prior year. The consolidated results for the prior year reflect a cumulative effect adjustment resulting from the adoption of Statement of Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and extraordinary costs associated with early extinguishment of debt.

QUARTERLY RESULTS

     The following table presents unaudited quarterly results for the ten quarters in the period beginning April 1, 1994 and ending September 30, 1996. The Company believes that all necessary adjustments have been included in the amounts stated below to present fairly, and in accordance with generally accepted accounting principles, the selected quarterly information when read in conjunction with the consolidated financial statements included or incorporated herein by reference. The Company's U-Haul rental operations are seasonal and proportionally more of the Company's revenues and net earnings from its U-Haul rental operations are generated in the first and second quarters of each fiscal year (April through September). The operating results for the periods presented are not necessarily indicative of results for any future period (in thousands except for per share data).

                                             QUARTER ENDED
                                     -----------------------------
                                       JUNE 30,        SEPT. 30,
                                         1996             1996
                                     ------------     ------------
Total revenues...................    $    359,708     $    400,428
Net earnings (loss)..............          40,005           37,737
Weighted average common shares
  outstanding(4).................      32,015,301       27,675,192
Net earnings (loss) per common
  share(1)(4)(5).................            1.15             1.22

                                                              QUARTER ENDED
                                     ---------------------------------------------------------------
                                       JUNE 30,        SEPT. 30,         DEC. 31,        MARCH 31,
                                         1995             1995             1995             1996
                                     ------------     ------------     ------------     ------------
Total revenues...................    $    330,509          371,267          307,452          285,195
Net earnings (loss)(2)(3)........          15,177           35,332            7,701            2,184
Weighted average common shares
  outstanding(4).................      37,958,426       37,905,225       36,796,961       32,554,458
Net earnings (loss) per common
  share(1)(4)....................            0.31             0.85             0.13            (0.04)

                                                              QUARTER ENDED
                                     ---------------------------------------------------------------
                                       JUNE 30,        SEPT. 30,         DEC. 31,        MARCH 31,
                                         1994             1994             1994             1995
                                     ------------     ------------     ------------     ------------
Total revenues...................    $    322,333          359,520          294,858          259,521
Net earnings (loss)..............          29,413           40,071            1,907          (11,359)
Weighted average common shares
  outstanding....................      37,107,536       37,053,707       37,025,575       38,072,543
Net earnings (loss) per common
  share(1).......................            0.71             1.00            (0.04)           (0.44)

---------------

(1) Net earnings (loss) per common share amounts were computed after giving effect to the dividend on the Company's Series A Preferred Stock.

(2) Reflects the adoption of Statement of Position 93-7 "Reporting on Advertising Costs" in the first quarter of fiscal 1996.

(3) Reflects the change in estimated salvage value during the third and fourth quarters of fiscal 1996.

(4) Reflects the acquisition of treasury shares acquired pursuant to the Shoen Litigation.

(5) During fiscal 1997, the Company extinguished $76.3 million of debt and $86.4 million of its long-term notes originally due in fiscal 1997 through fiscal 1999. This resulted in an extraordinary charge of $2.0 million, net of a $1.2 million tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

     U-HAUL OPERATIONS

     To meet the needs of its customers, U-Haul must maintain a large inventory of fixed asset rental items. At September 30, 1996, net property, plant and equipment represented approximately 65.7% of total U-Haul assets and approximately 44.5% of consolidated assets. During the first six months of fiscal 1997, capital expenditures were $134.2 million, as compared to $143.1 million during the first six months of fiscal 1996, reflecting expansion of the rental truck fleet, and real property acquisitions. These acquisitions were funded with internally generated funds from operations, operating leases, equity placement, and debt financings.

     Cash flows from operations were $104.5 million during the first six months of fiscal 1997, as compared to $146.6 million during the first six months of fiscal 1996. The decrease of $42.1 million is primarily due to an increase in other assets offset by increased earnings and the sale of mortgage note receivables. Cash flows from investing activities were affected by the sale and subsequent leaseback of rental trailers for net proceeds of $97.4 million.

     OXFORD -- LIFE INSURANCE

     Oxford's primary sources of cash are premiums, receipts from interest-sensitive products and investment income. The primary uses of cash are operating costs and benefit payments to policyholders. Matching the investment portfolio to the cash flow demands of the types of insurance being written is an important consideration. Benefit and claim statistics are continually monitored to provide projections of future cash requirements.

     Cash provided by operating activities were $9.3 million and $5.1 million for the six months ended June 30, 1996 and 1995, respectively. Cash flows from financing activities were $22.7 million and $62.1 million for the six months ended June 30, 1996 and 1995, respectively. Cash flows from deferred annuity sales increase investment contract deposits which are a component of financing activities, as well as the purchase of fixed maturities which are a component of investing activities. In addition to cash flows from operating and financing activities, a substantial amount of liquid funds is available through Oxford's short-term portfolio. At June 30, 1996 and 1995, short-term investments amounted to $9.5 million and $18.0 million, respectively. Management believes that the overall sources of liquidity will continue to meet foreseeable cash needs.

     Stockholder's equity of Oxford decreased to $97.3 million in 1996 from $99.6 million in 1995. During the six months ended June 30, 1996, Oxford paid dividends to Ponderosa of $3.9 million.

     Applicable laws and regulations of the State of Arizona require the Company's insurance subsidiaries to maintain minimum capital determined in accordance with statutory accounting practices in the amount of $400,000. In addition, the amount of dividends that can be paid to stockholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. Statutory surplus that can be distributed as dividends without prior regulatory approval is $7,080,000. These restrictions are not expected to have a material adverse effect on the ability of the Company to meet its cash obligations.

     RWIC -- PROPERTY AND CASUALTY

     Cash flows from operating activities decreased $12.5 million during the six months ended June 30, 1996, as compared to an increase of $0.1 million for the comparable period of 1995. The change is due to temporary increases in accounts receivable and due from affiliates.

     RWIC's short-term investment portfolio was $4.5 million at June 30, 1996. This level of liquid assets is adequate to meet periodic needs as well as any near term shortfall. This balance also reflects funds in transition from maturity proceeds to long-term investments. The structure of the long-term portfolio is designed to match future cash needs. Capital and operating budgets allow RWIC to accurately schedule cash needs.

     RWIC maintains a diversified investment portfolio. Approximately 96.6% of the portfolio consists of investment grade securities. The maturity distribution is designed to provide sufficient liquidity to meet future cash needs. Current liquidity is adequate, with current invested assets equal to 94.9% of total liabilities.

     Stockholder's equity increased 2.4% from $188.2 million at December 31, 1995 to $192.7 million at June 30, 1996. RWIC considers current stockholder's equity to be adequate to support future growth and absorb unforeseen risk events. RWIC does not use debt or equity issues to increase capital and therefore has no exposure to capital market conditions. RWIC paid no stockholder's dividends during the six months ended June 30, 1996, however it did declare a $6.7 million dividend to Ponderosa.

     CONSOLIDATED GROUP

     At September 30, 1996, total notes and loans payable outstanding was $940.3 million as compared to $998.2 million at March 31, 1996, and $796.7 million at September 30, 1995.

     During each of the fiscal years ending March 31, 1997, 1998, and 1999, U-Haul estimates gross capital expenditures will average approximately $290 million as a result of the expansion of the rental truck fleet and self-storage operation. This level of capital expenditures, combined with an average of approximately $100 million in annual long-term debt maturities during this same period, are expected to create annual average funding needs of approximately $390 million. Management estimates that U-Haul will fund approximately 75% of these requirements with internally generated funds, including proceeds from the disposition of older trucks and other asset sales. The remainder of the anticipated capital expenditures are expected to be financed through existing credit facilities, new debt placements, lease fundings, and equity offerings.

     On August 30, 1996, the Company issued 100,000 shares of its Series B Preferred Stock with no par value for $100 million. Dividends are cumulative with the rate being reset quarterly and have priority as to dividends over the Company's common stock. The Series B Preferred will be convertible, in certain events, at the holder's option, into either shares of the Company's Series B Common Stock, $0.25 par value or all of the outstanding shares of Picacho Peak Investment Co., a subsidiary of AMERCO.

     On October 1, 1996, the Company paid the last portion of a total of approximately $448.1 million to the plaintiffs (non-management members of the Shoen family and their affiliates) in a long-standing legal dispute involving the Shoen family and related to control of the Company. As a result, the plaintiffs in the Shoen Litigation were required to transfer all of their 18,254,976 shares of Common Stock to the Company. The Company plans to deduct for income tax purposes approximately $324.0 million of the payments made to the plaintiffs, which will reduce the Company's income tax liability. While the Company believes that such income tax deductions are appropriate, there can be no assurance that such deductions ultimately will be allowed in full.

     Since the current management was put in place in 1987, the Company has pursued a strategic plan that emphasizes its core do-it-yourself rental, moving and storage business. Consistent with its strategic plan, the Company has engaged an investment banking firm to explore various alternatives with regard to Oxford, its life insurance subsidiary. Such alternatives may include strategic alliances with other insurance companies or Oxford's possible sale.

     CREDIT AGREEMENTS

     The Company's operations are funded by various credit and financing arrangements, including unsecured long-term borrowings, unsecured medium-term notes, and revolving lines of credit with domestic and foreign banks. Principally to finance its fleet of trucks and trailers, the Company routinely enters into sale and leaseback transactions. As of September 30, 1996, the Company had $940.3 million in total notes and loans payable outstanding and unutilized committed lines of credit of approximately $382.0 million.

     In May 1996, the Company issued $175.0 million of 7.85% Senior Notes Due May 15, 2003. The Company has applied and will continue to apply the net proceeds from the sale of the notes to pay down, at maturity, a portion of the Company's long-term debt.

     Certain of the Company's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios, and placing certain additional liens on its properties and assets. At September 30, 1996, the Company was in compliance with these covenants.

     The Company is restricted in the issuance of certain types of preferred stock. The Company is prohibited from issuing shares of preferred stock that provide for any mandatory redemption, sinking fund payment, or mandatory prepayment, or that allow the holders thereof to require the Company or a subsidiary of the Company to repurchase such preferred stock at the option of such holders or upon the occurrence of any event or events without the consent of its lenders.

OTHER

     Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", was issued by the Financial Accounting Standards Board in May 1993. This standard is effective for years beginning after December 15, 1994. The standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company adopted this statement during the first quarter of fiscal 1996, with no material impact on its financial condition or result of operations.

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", was issued by the Financial Accounting Standards

Board in March 1995. This standard is effective for fiscal years beginning after December 15, 1995, and establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. The adoption of this statement had no impact on the financial condition or results of operations of the Company.

     Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," was issued by the Financial Accounting Standards Board in October 1995. This standard is effective for transactions entered into in fiscal years that begin after December 15, 1995, and establishes a fair value-based method of accounting for stock options and other equity instruments. Under the fair value-based method of accounting, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, the expected dividends on the stock and the risk-free interest rate for the expected term of the option. The Company has a stock option plan, but to date no stock options have been granted. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

     Statement of Position 93-7, "Reporting on Advertising Costs", was issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising first takes place, reporting the costs of direct-response advertising, and amortizing (over the estimated period of benefit) the costs of direct-response advertising reported as assets. The Company had been recording yellow page directory costs as deferred assets and amortizing the costs over the duration of each listing. The majority of listings last one year. The Company adopted this statement effective April 1, 1995 recognizing additional advertising expense of $8.6 million upon implementation. The adoption had the effect of reducing net income by $5.5 million ($0.15 per share) for the fiscal year ended March 31, 1996.

     Other pronouncements issued by the Financial Accounting Standards Board with future effective dates are either not applicable or not material to the consolidated financial statements of the Company.

     IMPACT OF INFLATION

     Inflation has had no material financial effect on the Company's results of operations in the years discussed.

                                    BUSINESS

HISTORY

     The Company was founded in 1945 under the name "U-Haul Trailer Rental Company". From 1945 to 1975, the Company rented trailers and trucks on a one-way and in-town basis through independent dealers (at that time principally independent gasoline service stations). Since 1974, the Company has developed a network of Company-owned rental centers ("U-Haul Centers") through which U-Haul rents its trucks and trailers and provides a number of other related products and services and has expanded the number and geographic diversity of its independent dealers. At September 30, 1996, the Company's distribution network included approximately 1,077 U-Haul Centers and approximately 13,500 independent dealers.

     In March 1974, in conjunction with the acquisition and construction of U-Haul Centers, the Company entered the self-storage business. As of September 30, 1996, approximately 81% of the Company's U-Haul Centers were located at or near U-Haul self-storage locations. Beginning in 1974, the Company introduced the sale and installation of hitches and towing systems, as well as the sale of support items such as packing and moving aids. During 1983, the Company expanded its range of do-it-yourself rental products to include tools and equipment for the homeowner and small contractor and other general rental items.

     In 1969, the Company acquired Oxford to provide employee health and life insurance for the Company in a cost-effective manner. In 1973, the Company formed RWIC to provide automobile liability insurance for the U-Haul truck and trailer rental customers.

     Commencing in 1987, the Company began the implementation of a strategic plan designed to emphasize reinvestment in its core do-it-yourself rental, moving, and storage business. The plan included a fleet renewal program (see "Business -- U-Haul Operations -- Rental Equipment Fleet"), and provided for the discontinuation of certain unprofitable and unrelated operations. As part of its plan, the Company discontinued the operation of its full-service moving van lines, initiated the phase out of its recreational vehicle rental operations, and began the disposition of its recreational vehicle rental fleet. The disposition of the moving van lines' assets and the recreational vehicle rental fleet was completed in 1988 and 1992, respectively. The Company also eliminated various types of rental equipment and closed certain warehouses and repair facilities. The Company believes that its refocused business strategy enabled U-Haul to generate higher revenues and to achieve significant cost savings.

     Since 1987, the Company has sold surplus real estate assets with a book value of approximately $44.5 million for total proceeds of approximately $96.3 million.

     In 1990, the Company reorganized its operations into separate legal entities, each with its own operating, financial, and investment strategies. The reorganization separated the Company into three parts: U-Haul rental operations, insurance, and real estate. The purpose of the reorganization was to increase management accountability and to allow the allocation of capital based on defined performance measurements.

BUSINESS STRATEGY

     U-HAUL OPERATIONS

     The Company's present business strategy remains focused on the do-it-yourself moving customer. The objective of this strategy is to offer, in an integrated manner over a diverse geographical area, a wide range of products and services to the do-it-yourself moving customer.

     Integrated Approach to Moving. Through its "Moving Made Easier(R)" program, the Company strives to offer its customers a high quality, reliable, and convenient fleet of trucks and trailers at reasonable prices while simultaneously offering related products and services, including moving accessories, self-storage facilities, and other items often desired by the do-it-yourself mover. The rental trucks purchased in the fleet renewal program have been designed with the do-it-yourself customer in mind to include features such as low decks, air conditioning, power steering, automatic transmissions, soft suspensions, AM/FM cassette stereo systems, and over-the-cab storage. The Company has introduced certain insurance products, including "Safemove(R)" and "Safestor(R)", to provide the do-it-yourself mover with certain moving-related insurance coverage. In addition, the Company's self-storage facilities provide many rental customers the option of storing their possessions at either their points of departure or destination.

     Wide Geographic Distribution. The Company believes that customer access, in terms of truck or trailer availability and proximity of rental locations, is critical to its success. Since 1987, the Company has more than doubled the number of U-Haul rental locations, with a net addition of over 8,000 independent dealers.

     High Quality Fleet. To effectively service the U-Haul customer at these additional rental locations with equipment commensurate with the Company's commitment to product excellence, the Company, as part of the fleet renewal program, purchased approximately 84,000 new trucks between March 1987 and September 1996 and reduced the overall average age of its truck fleet from approximately 11 years at March 1987 to approximately five years at September 1996. During this period, approximately 66,000 trucks were retired or sold.

     Since 1990, U-Haul has replaced approximately 66% of its trailer fleet with new, more aerodynamically designed trailers better suited to the low height profile of many newly manufactured automobiles. Given the mechanical simplicity of a trailer relative to a truck as well as a trailer's longer useful life, the Company expects to replace trailers only as necessary.

     INSURANCE OPERATIONS

     Oxford's business strategy emphasizes long-term capital growth funded through earnings from reinsurance and investment activities. In the past, Oxford has selectively reinsured life, health, and annuity-type insurance products. Oxford anticipates pursuing its growth strategy by providing reinsurance facilities to well-managed insurance or reinsurance companies which offer similar products and are in need of additional capital, either as a result of rapid growth or regulatory demands, or are interested in divesting non-core business lines. Consistent with its strategic plan, the Company has engaged an investment banking firm to explore various alternatives with regard to Oxford. Such alternatives may include strategic alliances with other insurance companies or Oxford's possible sale.

     RWIC's principal business strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets. RWIC believes that providing U-Haul and U-Haul customers with property and casualty insurance coverage has enabled it to develop expertise in the areas of rental vehicle lessee insurance coverage, self-storage property coverage, motor home insurance coverage, and general rental equipment coverage. RWIC has used, and plans to continue to use, this knowledge to expand its customer base by offering similar products to insureds other than U-Haul and its customers. In addition, RWIC plans to expand its involvement in specialized areas by offering commercial multi-peril and excess workers' compensation.

U-HAUL OPERATIONS

     GENERAL

     The Company's do-it-yourself moving business operates under the U-Haul name through an extensive and geographically diverse distribution network of Company-owned U-Haul Centers and independent dealers throughout the United States and Canada.

     Substantially all of the Company's rental revenue is derived from do-it-yourself moving customers. Other occasional use customers provide the remaining rental revenue. Moving rentals include: (i) in-town rentals, where the equipment is returned to the originating U-Haul Center or independent dealer and
(ii) one-way rentals, where the equipment is returned to a U-Haul Center or independent dealer in another city. Typically, the number of in-town(R) rental transactions is substantially greater than the number of one-way rental transactions. However, total revenues generated by one-way transactions typically exceed total revenues from in-town rental transactions.

     As part of the Company's integrated approach to the do-it-yourself moving market, U-Haul has a variety of product offerings. U-Haul's "Moving Made Easier(R)" program is designed to offer clean, well-maintained rental trucks and trailers at a price the customer can afford and to provide support items such as furniture pads, hand trucks, appliance and utility dollies, mirrors, tow bars, tow dollies, and bumper hitches. The Company also sells boxes, tape, and packaging materials and rents additional items such as floor polishers and carpet cleaning equipment at its U-Haul Center locations. U-Haul Centers also sell and install hitches, sell propane, and some of them sell gasoline. U-Haul sells insurance packages such as (i) "Safemove(R)", which provides moving customers with a damage waiver, cargo protection, and medical and life coverage, and (ii) "Safestor(R)", which provides self-storage rental customers with various insurance coverages.

     The U-Haul truck and trailer rental business tends to be seasonal with proportionally more transactions and revenues generated in the spring and summer months than during the balance of the year. The Company attributes this seasonality to the preference of do-it-yourself movers to move during this time. Also, consistent with do-it-yourself mover preferences, the number of rental transactions tends to be higher on weekends than on weekdays.

     RENTAL EQUIPMENT FLEET

     As of September 30, 1996, U-Haul's rental equipment fleet consisted of approximately 87,000 trucks, approximately 88,000 trailers, and approximately 15,000 tow dollies. Rental trucks are offered in five sizes and range in size from the ten-foot "Mini-Mover(R)" to the twenty-six-foot "Super-Mover(R)". In addition, U-Haul offers pick-up trucks and cargo vans at many of its locations. Trailers range between six feet and twelve feet in length and are offered in both open and closed box configurations.

     DISTRIBUTION NETWORK

     The Company's U-Haul products and services are marketed across the United States and Canada through 1,077 Company-owned U-Haul Centers and approximately 13,500 independent dealers as of September 30, 1996. The independent dealers, which include gasoline station operators, general equipment rental operators, and others, rent U-Haul trucks and trailers in addition to carrying on their principal lines of business. U-Haul Centers, however, are dedicated to the U-Haul line of products and services. Independent dealers are commonly located in suburban and rural markets, while U-Haul Centers are concentrated in urban and suburban markets.

     Independent dealers receive U-Haul equipment on a consignment basis and are paid a commission on gross revenues generated from their rentals. Independent dealers also may earn referral commissions on U-Haul products and services provided at other U-Haul locations. The Company maintains contracts with its independent dealers that can be canceled upon thirty days' written notice by either party.

     In addition, the Company has sought to improve the productivity of its rental locations by installing computerized reservations and network management systems in each U-Haul Center and with a limited number of independent dealers. The Company believes that these systems have been a major factor in enabling the Company to deploy equipment more effectively throughout its network of locations and anticipates expanding these systems to cover additional independent dealers.

     The Company's U-Haul Center and independent dealer network in the United States and Canada is divided into ten districts, each supervised by an area district vice president. Within the districts, the Company has established local marketing companies, each of which, guided by a marketing company president, is responsible for retail marketing at all U-Haul Centers and independent dealers within its respective geographic area.

     Although rental dealers are independent, U-Haul area field managers work with the dealer network by reviewing each independent dealer's facilities, auditing their activities, and providing training on securing more customers on a regular basis. In addition, the area field managers recruit new independent dealers for expansion or replacement purposes. U-Haul has instituted performance compensation programs that focus on accomplishment and reward strong performers.

     SELF-STORAGE BUSINESS

     U-Haul entered the self-storage business in 1974 and since that time has increased the rentable square footage of its storage locations through the acquisition of existing facilities and new construction. In addition, the Company has entered into management agreements to manage self-storage properties owned by others and is expanding its ownership of self-storage facilities. The Company also provides financing and management services for independent self-storage businesses.

     Through approximately 900 Company-owned or managed storage locations in the United States and Canada, the Company offers for rent more than 18.9 million square feet of self-storage space as of September 30, 1996. The Company's self-storage facility locations range in size from 1,000 to 149,000 square feet of storage space, with individual storage spaces ranging in size from 16 square feet to 200 square feet.

     The primary market for storage rooms is the storage of household goods. The majority of customers renting storage rooms are in the process of a move. Even with an increase of over 25,000 new and acquired storage rooms during fiscal 1996, average occupancy remained high, with rates in the mid-80% range, with very little seasonal variation. During fiscal 1996 and fiscal 1995, delinquent rentals as a percentage of total storage rentals were approximately 6% in each year. The Company considers this rate to be satisfactory.

     EQUIPMENT DESIGN, MANUFACTURE AND MAINTENANCE

     The Company designs and manufactures its truck van boxes, trailers, and various other support rental equipment items. With the needs of the do-it-yourself moving customer in mind, the Company's equipment is designed to achieve high safety standards, simplicity of operation, reliability, convenience, durability, and fuel economy. Truck chassis are manufactured to Company specifications by both foreign and domestic truck manufacturers. These chassis receive certain post-delivery modifications and are joined with van boxes at seven Company-owned manufacturing and assembly facilities in the United States.

     The Company services and maintains its trucks and trailers through an extensive preventive maintenance program. Regular vehicle maintenance is generally performed at Company-owned facilities located throughout the United States and Canada. Major repairs are performed either by the chassis manufacturers' dealers or by Company-owned repair shops. To the extent available, the Company takes advantage of manufacturers' warranties.

     COMPETITION

     The do-it-yourself moving truck and trailer rental market is highly competitive and dominated by national operators in both the in-town and one-way markets. These competitors include Ryder Consumer Truck Rentals, Penske Truck Leasing, and Budget Rent-A-Car. Management believes that there are two distinct users of rental trucks: commercial users and do-it-yourself users. As noted above, the Company focuses on the do-it-yourself mover. The Company believes that the principal competitive factors are price, convenience of rental locations, and availability of quality rental equipment.

     The self-storage industry is also highly competitive. The top three national firms, including the Company, Public Storage and Shurgard, only account for ten percent of total industry square footage. Efficient management of occupancy and delinquency rates, as well as price and convenience, are key competitive factors.

     EMPLOYEES

     For the period ended September 30, 1996, the Company's non-seasonal workforce consisted of approximately 13,200 employees comprised of approximately 39% part-time and 61% full-time employees. During the summer months, the Company increases its workforce by approximately 1,750 employees and the percentage of part-time employees increases to approximately 42% of the total workforce. The Company's employees are non-unionized, and management believes that its relations with its employees are satisfactory.

INSURANCE OPERATIONS

     OXFORD -- LIFE INSURANCE

     Oxford underwrites life, health and annuity insurance, both as a direct writer and as an assuming reinsurer. Oxford's direct writings are primarily related to the underwriting of credit life and accident and health business which accounted for 20.8% of Oxford's premium revenues for the year ended December 31, 1995. Oxford's other direct lines are related to group life and disability coverage issued to employees of the Company. For the year ended December 31, 1995, approximately 7.2% of Oxford's premium revenues resulted from business with the Company. In addition, direct premium revenue includes individual life insurance acquired from other insurers. Oxford administers the Company's self-insured group health and dental plans.

     Oxford's reinsurance assumed lines, which accounted for approximately 71.8% of Oxford's premium revenues for the year ended December 31, 1995, include individual life insurance coverage, annuity coverages, excess loss health insurance coverage, credit life, credit accident and health, and short-term travel accident coverage. These reinsurance arrangements are entered into with unaffiliated insurers, except for travel accident products reinsured from RWIC.

     RWIC -- PROPERTY AND CASUALTY

     RWIC's underwriting activities consist of three basic areas: U-Haul and U-Haul-affiliated underwriting, direct underwriting, and assumed reinsurance underwriting. U-Haul underwritings include coverage for U-Haul and U-Haul employees, and U-Haul-affiliated underwritings consist primarily of coverage for U-Haul customers. For the year ended December 31, 1995, approximately 39% of RWIC's written premiums relate to insurance underwriting activities involving U-Haul and its affiliates. RWIC's direct underwriting is done through home office underwriters and selected general agents. The products provided include liability coverage for rental vehicle lessees and storage rental properties, and coverage for commercial multiple peril and excess workers' compensation. RWIC's assumed reinsurance underwriting is done via broker markets and includes, among other things, reinsurance of municipal bond insurance written through MBIA, Inc.

     RWIC's liability for unpaid losses is based on estimates of the ultimate cost of settling claims reported prior to the end of the accounting period, estimates of reinsurers and estimates of incurred but unreported losses which are based on RWIC's experience and insurance industry historical experience. Unpaid loss adjustment expenses are based on historical ratios of loss adjustment expense paid to losses paid.

     The liabilities are estimates of the amount necessary to settle all claims as of the date of the stated reserves and all incurred but not reported claims. RWIC updates the reserves as additional facts regarding claims become available. In addition, court decisions, economic conditions and public attitudes impact the estimation of reserves and also the ultimate cost of claims. In estimating reserves, no attempt is made to isolate inflation from the combined effect of numerous factors including inflation. Unpaid losses and unpaid loss expenses are not discounted.

     RWIC's unpaid loss and loss expenses are certified annually by an independent actuarial consulting firm as required by state regulation.

     Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

                                                        1995         1994         1993
                                                      --------     --------     --------
                                                                (IN THOUSANDS)
    Balance at January 1............................  $329,741     $314,482     $320,509
      Less reinsurance recoverable..................    74,663       76,111       81,747
                                                      --------     --------     --------
    Net balance at January 1........................   255,078      238,371      238,762
    Incurred related to:
      Current year..................................   114,110      102,782       91,044
      Prior years...................................     8,292        6,576       12,688
                                                      --------     --------     --------
    Total incurred..................................   122,402      109,358      103,732
    Paid related to:
      Current year..................................    22,576       22,269       20,200
      Prior years...................................    86,796       70,382       83,923
                                                      --------     --------     --------
    Total paid......................................   109,372       92,651      104,123
    Net balance at December 31......................   268,108      255,078      238,371
      Plus reinsurance recoverable..................    73,873       74,663       76,111
                                                      --------     --------     --------
    Balance at December 31..........................  $341,981     $329,741     $314,482
                                                      ========     ========     ========

     As a result of changes in estimates of insured events in prior years, the provision for unpaid loss and loss adjustment expenses (net of reinsurance recoveries of $26.7 million and $26.5 million in 1995 and 1994, respectively) increased by $8.3 million and $6.6 million in 1995 and 1994, respectively, because of higher than anticipated losses and related expenses for claims associated with assumed reinsurance and certain retrospectively rated policies.

     The table on the next page illustrates the change in unpaid loss and loss adjustment expenses. The first line shows the reserves as originally reported at the end of the stated year. The second section, reading down, shows the cumulative amounts paid as of the end of successive years with respect to that reserve. The third section, reading down, shows revised estimates of the original recorded reserve as of the end of successive years. The last section compares the latest revised estimated reserve amount to the reserve amount as originally established. This last section is cumulative and should not be summed.

                    UNPAID LOSS AND LOSS ADJUSTMENT EXPENSES

                                                        DECEMBER 31
                                   ----------------------------------------------------
                                     1985       1986       1987       1988       1989
                                   --------   --------   --------   --------   --------
                                                      (IN THOUSANDS)
Adjustment Expenses: ............  $123,342  $146,391   $168,688   $199,380   $207,939
 Paid (Cumulative) as of:
   One year later................    41,170    54,627     49,681     59,111     50,992
   Two years later...............    77,697    92,748     91,597     89,850     87,850
   Three years later.............   105,160   124,278    110,834    114,979    116,043
   Four years later..............   126,734   137,744    129,261    133,466    132,703
   Five years later..............   133,421   151,354    142,618    145,864    142,159
   Six years later...............   142,909   161,447    152,579    153,705    151,227
   Seven years later.............   151,379   169,601    158,531    161,498
   Eight years later.............   158,728   173,666    165,021
   Nine years later..............   162,082   178,101
   Ten years later...............   165,923
Reserve Reestimated as of:
   One year later................   138,287   167,211    187,663    200,888    206,701
   Two years later...............   147,968   192,272    190,715    202,687    206,219
   Three years later.............   168,096   192,670    194,280    203,343    199,925
   Four years later..............   168,040   199,576    195,917    199,304    198,986
   Five years later..............   175,283   201,303    195,203    200,050    197,890
   Six years later...............   178,232   202,020    196,176    198,001    194,601
   Seven years later.............   182,257   202,984    196,770    197,112
   Eight years later.............   184,266   202,654    196,072
   Nine years later..............   187,247   203,285
   Ten years later...............   188,301

   Initial Reserve in Excess of
     (Less than) Reestimated
     Reserve:
Amount (Cumulative)..............  $(64,959) $(56,894)  $(27,384)  $  2,268   $ 13,338

                                                             DECEMBER 31
                                   ---------------------------------------------------------------
                                     1990       1991       1992       1993       1994       1995
                                   --------   --------   --------   --------   --------   --------
                                                           (IN THOUSANDS)
Adjustment Expenses: ............  $226,324   $236,019   $238,762   $314,482   $329,741   $341,981
 Paid (Cumulative) as of:
   One year later................    55,128     65,532     83,923     70,382     86,796
   Two years later...............    97,014    105,432    123,310    115,467
   Three years later.............   120,994    126,390    153,030
   Four years later..............   133,338    143,433
   Five years later..............   144,764
   Six years later...............
   Seven years later.............
   Eight years later.............
   Nine years later..............
   Ten years later...............
Reserve Reestimated as of:
   One year later................   229,447    231,779    251,450    321,058    338,033
   Two years later...............   221,450    224,783    254,532    323,368
   Three years later.............   211,998    223,403    253,844
   Four years later..............   207,642    214,854
   Five years later..............   200,629
   Six years later...............
   Seven years later.............
   Eight years later.............
   Nine years later..............
   Ten years later...............

   Initial Reserve in Excess of
     (Less than) Reestimated
     Reserve:
Amount (Cumulative)..............  $ 25,695   $ 21,165   $(15,082)  $ (8,886)  $ (8,292)

     The operating results of the property and casualty insurance industry, including RWIC, are subject to significant fluctuations due to numerous factors, including premium rate competition, catastrophic and unpredictable events (including man-made and natural disasters), general economic and social conditions, interest rates, investment returns, changes in tax laws, regulatory developments, and the ability to accurately estimate liabilities for unpaid losses and loss adjustment expenses.

     INVESTMENTS

     Oxford's and RWIC's investments must comply with the insurance laws of the State of Arizona where the companies are domiciled. These laws prescribe the type, quality, and concentration of investments that may be made. In general, these laws permit investments in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, and real estate, within specified limits and subject to certain qualifications. Moreover, in order to be considered an acceptable reinsurer by cedents and intermediaries, a reinsurer must offer financial security. The quality and liquidity of invested assets are important considerations in determining such security.

     The investment philosophies of Oxford and RWIC emphasize protection of principal through the purchase of investment grade fixed income securities. Approximately 97% of Oxford's portfolio and 98% of RWIC's portfolio consist of investment grade (NAIC-2 or greater) fixed income securities. The maturity distributions are designed to provide sufficient liquidity to meet future cash needs.

     REINSURANCE

     The Company's insurance operations assume and cede insurance from and to other insurers and members of various reinsurance pools and associations. Reinsurance arrangements are utilized to provide greater diversification of risk and to minimize exposure on large risks. However, the original insurer remains liable should the assuming insurer not be able to meet its obligations under the reinsurance agreements.

     REGULATION

     The Company's insurance subsidiaries are subject to considerable regulation and supervision in the states in which they transact business. The purpose of such regulation and supervision is primarily to provide safeguards for policyholders. As a result of federal legislation, the primary regulation of the insurance industry is performed by the states. State regulation extends to such matters as licensing companies; restricting the types or quality of investments; regulating capital and surplus and actuarial reserve maintenance; setting solvency standards; requiring triennial financial examinations, market conduct surveys, and the filing of reports on financial condition; licensing agents; regulating aspects of the insurance companies' relationship with their agents; restricting expenses, commissions, and new business issued; imposing requirements relating to policy contents; restricting use of some underwriting criteria; regulating rates, forms, and advertising; limiting the grounds for cancellations or non-renewal of policies; regulating solicitation and replacement practices; and specifying what constitutes unfair practices. State laws also regulate transactions and dividends between an insurance company and its parent or affiliates, and generally require prior approval or notification for any change in control of the insurance subsidiary.

     In the past few years, the insurance and reinsurance regulatory framework has been subjected to increased scrutiny by the National Association of Insurance Commissioners (the NAIC), state legislatures, insurance regulators, and the United States Congress. State legislatures have considered or enacted legislative proposals that alter, and in many cases increase, state authority to regulate insurance companies and holding company systems. The NAIC and state insurance regulators have been examining existing laws and regulations with an emphasis on insurance company investment and solvency issues. Legislation has been introduced in Congress that could result in the federal government assuming some role in the regulation of the insurance industry. It is not possible to predict the future impact of changing state and federal regulation on the operations of Oxford and RWIC.

     Oxford and RWIC have adopted the NAIC minimum risk-based capitalization requirements for insurance companies. As of December 31, 1995, Oxford and RWIC are in compliance with these requirements.

     COMPETITION

     The insurance industry is competitive. Competitors include a large number of life insurance companies and property and casualty insurance companies, some of which are owned by stockholders and others of which are owned by policyholders (mutual). Many companies in competition with Oxford and RWIC have been in business for a longer period of time or possess substantially greater financial resources. Competition in the insurance business is based upon price, product design, and services rendered to producers and policyholders.

AMERCO REAL ESTATE OPERATIONS

     AREC owns and manages most of the Company's real estate assets, including the Company's U-Haul Center locations. AREC has responsibility for acquiring and developing properties suitable for new U-Haul Centers and self-storage locations. AREC is also responsible for managing any environmental risks associated with the Company's real estate. In addition to the U-Haul operations, AREC actively seeks to lease or dispose of surplus properties.

ENVIRONMENTAL MATTERS

     UNDERGROUND STORAGE TANKS

     The Company owns properties that, as of September 30, 1996, contained approximately 660 underground storage tanks (USTs). The USTs are used to store various petroleum products, including gasoline, fuel oil, and waste oil. The USTs are subject to various federal, state, and local laws and regulations that require testing and removal of leaking USTs, and remediation of polluted soils and groundwater under certain circumstances. In addition, if leakage from USTs has migrated, the Company may be subject to civil liability to third parties. From April 1, 1989 through September 30, 1996, the Company incurred expenditures totaling approximately $28.2 million for removal and remediation of 2,341 USTs, a portion of which may be recovered from insurance and certain states' funds for the removal of USTs. Expenditures incurred through the end of fiscal 1996 may not be representative of future experience. However, the Company believes that compliance with laws and regulations, and cleanup and liability costs related to USTs will not have a material adverse effect on the Company's financial condition or operating results.

     In fiscal 1989, the Company began its current program emphasizing removal of all but approximately 100 USTs by the year 2000. The USTs expected to remain at the year 2000 are currently anticipated to consist primarily of waste oil tanks not required to be removed under current laws and regulations and gasoline tanks located at its remote rental locations where their use is deemed necessary to service the Company's moving customers. The Company has budgeted $7.0 million for fiscal 1997 for UST testing, removal, and remediation. Removal and remediation costs are capitalized to the extent these costs improve the safety or efficiency of the properties or are incurred in preparing the properties for sale.

     FEDERAL SUPERFUND SITES

     The Company has been named as a "potentially responsible party" (PRP) with respect to the disposal of hazardous wastes at fourteen federal superfund hazardous waste sites located in eleven states. Under applicable laws and regulations the Company could be held jointly and severally liable for the costs to clean up these sites. Currently, the Company has entered into settlements for nine of the sites for de minimis amounts. One of the sites has been disputed by the Company with no response for eight years. Based upon the information currently available to the Company regarding these fourteen sites, the current anticipated magnitude of the cleanup, the number of PRPs, and the volumes of hazardous waste currently anticipated to be attributed to the Company and other PRPs, the Company believes its share of the cost of investigation and cleanup at the fourteen superfund sites will not have a material adverse effect on the Company's financial condition or operating results.

     WASHINGTON STATE HAZARDOUS WASTE SITES

     A subsidiary of U-Haul owns one property located within two different state hazardous waste sites in the State of Washington. The property is located in Yakima, Washington and is believed to contain elevated levels of pesticide and other contaminant residue as a result of onsite operations conducted by one or more former owners. The State of Washington has designated the property as a state hazardous waste site known as the "Yakima Valley Spray Site". The subsidiary, U-Haul Co. of Inland Northwest (Inland Northwest), has been named by the State of Washington as a "potentially liable party" (PLP) under state law with respect to this site, along with approximately 100 other companies and individuals. Inland Northwest, together with eight other companies and persons, has formed a committee that has retained an environmental consultant. The process of site assessment on the Yakima Valley Spray Site is ongoing and, based upon the information currently available to Inland Northwest regarding the volume and nature of wastes present, Inland Northwest is unable to reasonably assess the potential investigation and cleanup costs, but the costs could be substantial. Although Inland Northwest has entered into an agreement with such other companies and persons under which Inland Northwest has assumed responsibility for 20% of the costs to investigate the site, no agreement among the parties with respect to cleanup costs has been entered into at the date hereof.

     In addition, Inland Northwest has been named by the State of Washington as a PLP along with 300 other PLPs with respect to another state-listed hazardous waste site known as the "Yakima Railroad Site". The Yakima Valley Spray Site is located within the Yakima Railroad Site. Inland Northwest has been notified that the Yakima Railroad Site involves potential groundwater contamination in an area of approximately two square miles. Inland Northwest has contested its designation as a PLP at this site, but, at the date hereof, no formal ruling has been issued in this matter.

     In February 1992, the State of Washington issued an enforcement order to Inland Northwest and eight other parties requiring an interim remedial action and the provision of bottled water to households that obtain drinking water from wells within the Yakima Railroad Site. Without conceding any liability, Inland Northwest and several of the other PLPs have implemented the bottled water program. Over the past four years, Inland Northwest has incurred an average annual expense of $720 for the bottled water program. The State of Washington has stated its intention to expand the existing municipal water system to supply municipal water to those households currently receiving bottled water, and it is estimated that the cost thereof will be approximately $6 million, with such cost being allocated among the 300 PLPs.

     In addition, there will be costs associated with remedial measures to address the regional groundwater contamination issue. The process of site assessment on the Yakima Railroad Site is ongoing and, based upon the information currently available to Inland Northwest regarding the volume and nature of wastes present, Inland Northwest is unable to reasonably assess the potential investigation and clean-up costs, but the costs could be substantial. Moreover, the investigative and remedial costs incurred by the State can be imposed upon Inland Northwest and any other PLP as a joint and several liability. At the date of this report, other than the indication of the expansion of the municipal water system, there has been no formal indication from the State of Washington of its intentions regarding future cost recoveries at the Yakima Railroad Site.

     OTHER

     Subsidiaries of the Company own twelve facilities that manufacture and assemble various components of the Company's equipment. In addition, the subsidiaries own various facilities engaged in the maintenance and servicing of its equipment. Various individual properties owned and operated by the Company are subject to various state and local laws and regulations relating to the methods of disposal of solvents, tires, batteries, antifreeze, waste oils and other materials. Compliance with these requirements is monitored and enforced at the local level. Based upon information currently available to the Company, compliance with these local laws and regulations has not had, and is not expected to have, a material adverse effect on the Company's financial condition or operating results.

     AREC currently leases approximately 200 properties to various businesses. AREC has a policy of leasing properties subject to an environmental indemnification from the lessee for operations conducted by the lessee. It should be recognized, however, that such indemnifications do not cover pre-existing conditions and may be limited by the lessee's financial capabilities. In any event, to the extent that any lessee does not perform any of its obligations under applicable environmental laws and regulations, the Company may remain potentially liable to governmental authorities and other third parties for environmental conditions at the leased properties. Furthermore, as between the Company and its lessees, disputes may arise as to allocation of liability with respect to environmental conditions at the leased properties.

                                   MANAGEMENT

     The directors and executive officers of the Company and their ages as of December 1, 1996 are as follows:

                NAME                    AGE                           OFFICE
-------------------------------------   ---        --------------------------------------------
Edward J. Shoen......................   47         Chairman of the Board and President
Mark V. Shoen........................   45         Director
James P. Shoen.......................   37         Vice President and Director
William E. Carty.....................   69         Director
Aubrey K. Johnson....................   74         Director
John M. Dodds........................   60         Director
Richard J. Herrera...................   42         Director
Charles J. Bayer.....................   56         Director
Gary B. Horton.......................   53         Treasurer
Gary V. Klinefelter..................   48         Secretary and General Counsel
John A. Lorentz......................   69         Assistant Secretary
Rocky D. Wardrip.....................   39         Assistant Treasurer
George R. Olds.......................   54         Assistant Secretary

     Edward J. Shoen has served as Director and Chairman of the Board since December 1986 and as President since June 1987. Mr. Shoen has been associated with the Company since May 1971.

     Mark V. Shoen has served as a Director since April 1990. He served from December 1990 to September 1994 as Executive Vice President of Product for U-Haul. He has served as President, Phoenix Operation, from September 1994 to present.

     James P. Shoen, a Director since December 1986 and Vice President since May 1989, has been associated with the Company since July 1976. He has served from April 1990 to present as Executive Vice President of U-Haul.

     William E. Carty, a Director since May 1987, has been associated with the Company since 1946. He has served in various executive positions in all areas of the Company. He served most recently as Product Director. Mr. Carty retired from the Company in December 1987.

     Aubrey K. Johnson was a Director of the Company from 1987 until 1991. From 1991 until his re-election to the Board in August 1993, he served as a consultant and advisor to various organizations and individuals.

     John M. Dodds, a Director since September 1987, has been associated with the Company since 1963. He served in regional field operations until December 1986, and served in national field operations until May 1994. Mr. Dodds retired from the Company in May 1994.

     Richard J. Herrera, a Director since September 1991, has been associated with the Company since April 1988.

     Charles J. Bayer, a Director since September 1990, has been associated with the Company since 1967. He has served in various executive positions and has served as President of Amerco Real Estate Company since September 1990.

     Gary B. Horton has served as Treasurer since 1982. His previous positions include Treasurer of U-Haul. He has been associated with the Company since October 1969. In November, 1995, Mr. Horton was involved in a traffic accident that resulted in a fatality. As a result of the accident, Mr. Horton pled guilty to aggravated assault. On December 6, 1996, Mr. Horton was given a suspended sentence and placed on three years probation. The Company does not believe the terms of Mr. Horton's probation will interfere in any way with his ability to perform his duties for the Company.

     Gary V. Klinefelter, Secretary since July 1988, is licensed as an attorney in Arizona and has served as General Counsel of the Company since June 1988.

     John A. Lorentz, Assistant Secretary since July 1988, is licensed as an attorney in Oregon and has been associated with the Company since September 1953. His previous positions include Secretary of AMERCO and U-Haul.

     Rocky D. Wardrip, Assistant Treasurer since September 1990, has been associated with the Company since 1978 in various capacities within accounting and treasury operations.

     George R. Olds, Assistant Secretary since February 1993, has been associated with the Company since 1975 as a member of the U-Haul legal department specializing in taxation.

     Edward J., Mark V. and James P. Shoen are brothers. William E. Carty is the uncle of Edward J. and Mark V. Shoen.

BOARD OF DIRECTORS

     The Company has four classes of directors, which are elected for staggered terms of four years. The terms of each class are scheduled to expire at the annual meeting of stockholders for 1994 (Class IV), 1995 (Class I), 1996 (Class
II), and 1997 (Class III). Edward J. Shoen and Mark V. Shoen are Class IV directors, Aubrey K. Johnson and Richard J. Herrerra are Class I directors, William E. Carty and Charles J. Bayer are Class II directors, and James P. Shoen and John M. Dodds are Class III directors. Each director holds office until the meeting for the year in which his or her term expires or his or her successor is duly elected and qualified, or until his or her death, resignation, retirement, disqualification, or removal, if earlier.

ANNUAL MEETINGS OF STOCKHOLDERS

     The 1994 annual meeting of the Company's stockholders was delayed as a result of litigation initiated by Paul F. Shoen in July 1994. The 1994 annual meeting as well as the 1995 and 1996 annual meetings were subsequently delayed by court order in connection with the Shoen Litigation. Effective October 1, 1996, the Company is no longer subject to any restriction on its ability to hold annual meetings of stockholders. Accordingly, the Company expects to hold a combined annual meeting of stockholders for 1994, 1995, and 1996 and to elect Class IV, Class I, and Class II directors on January 17, 1997. As part of the settlement of the litigation initiated by Paul F. Shoen, the Company agreed to place him on management's slate of directors for the 1994 Annual Meeting of Stockholders.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established an audit committee, a compensation committee, and an executive finance committee. The audit committee is charged with reviewing the performance and independence of the Company's independent accounting firm. Its members are William E. Carty and Aubrey K. Johnson. The compensation committee is comprised of Charles J. Bayer, William E. Carty, and Aubrey K. Johnson. The executive finance committee is responsible for supervising the financial affairs of the Company and has the authority to give final approval for the borrowing of funds on behalf of the Company without further action or approval of the Board of Directors. The executive finance committee is comprised of Edward J. Shoen, Aubrey K. Johnson, and Charles J. Bayer.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table provides information, as of the date hereof, and as adjusted to reflect the sale of shares of Common Stock pursuant to this offering, as to the beneficial ownership of Common Stock of (i) each director of the Company, (ii) all executive officers and directors of the Company as a group, and (iii) those persons who beneficially own more than five percent (5%) of the Company's Common Stock (including the Selling Stockholders). The following table assumes no exercise of the Underwriters' over-allotment option.

                                           PRIOR TO THE OFFERING                            FOLLOWING THE OFFERING
                                     ----------------------------------   NUMBER OF   -----------------------------------
                                      SHARES OF COMMON                     SHARES      SHARES OF COMMON
                                     STOCK BENEFICIALLY   PERCENTAGE OF     BEING     STOCK BENEFICIALLY    PERCENTAGE OF
     NAME AND ADDRESS OF OWNER             OWNED          COMMON STOCK     OFFERED          OWNED           COMMON STOCK
-----------------------------------  ------------------   -------------   ---------   ------------------    -------------
Edward J. Shoen                          16,166,292(1)        79.39              0        15,916,292            70.38
  Chairman of the Board and
  President
  2727 N. Central Ave.
  Phoenix, AZ 85004
Mark V. Shoen                            16,166,292(1)        79.39              0        15,916,292            70.38
  Director
  2727 N. Central Ave.
  Phoenix, AZ 85004
James P. Shoen                           16,166,292(1)        79.39              0        15,916,292            70.38
  Director and Vice President
  1325 Airmotive Way
  Suite 100
  Reno, NV 89502
Paul F. Shoen                            16,166,292(1)        79.39        150,000        15,916,292            70.38
  P.O. Box 524
  Glenbrook, NV 89413
Sophia M. Shoen                          16,166,292(1)        79.39        100,000        15,916,292            70.38
  5104 N. 32nd Street
  Phoenix, AZ 85018
Irrevocable Trust                        16,166,292(1)        79.39              0        15,916,292            70.38
  between Edward J. Shoen
  and Oxford Life Insurance
  Company,
  as Trustee
  2721 N. Central Ave.
  Phoenix, AZ 85004
Irrevocable Trust                        16,166,292(1)        79.39              0        15,916,292            70.38
  between Mark V. Shoen
  and Oxford Life Insurance
  Company,
  as Trustee
  2721 N. Central Ave.
  Phoenix, AZ 85004
Irrevocable Trust                        16,166,292(1)        79.39              0        15,916,292            70.38
  between James P. Shoen
  and Oxford Life Insurance
  Company,
  as Trustee
  2721 N. Central Ave.
  Phoenix, AZ 85004
Irrevocable Trust                        16,166,292(1)        79.39              0        15,916,292            70.38
  between Paul F. Shoen
  and Oxford Life Insurance
  Company,
  as Trustee
  2721 N. Central Ave.
  Phoenix, AZ 85004

                                           PRIOR TO THE OFFERING          NUMBER OF         FOLLOWING THE OFFERING
                                      SHARES OF COMMON                     SHARES      SHARES OF COMMON
                                     STOCK BENEFICIALLY   PERCENTAGE OF     BEING     STOCK BENEFICIALLY    PERCENTAGE OF
     NAME AND ADDRESS OF OWNER             OWNED          COMMON STOCK     OFFERED          OWNED           COMMON STOCK
                                         ----------           -----         ----
Irrevocable Trust                        16,166,292(1)        79.39              0        15,916,292            70.38
  between Sophia M. Shoen
  and Oxford Life Insurance
  Company,
  as Trustee
  2721 N. Central Ave.
  Phoenix, AZ 85004
The ESOP Trust(2)                        16,166,292(1)        79.39              0        15,916,292            70.38
  2727 N. Central Ave.
  Phoenix, AZ 85004
John M. Dodds                                     0               0              0                 0                0
  Director
  2727 N. Central Ave.
  Phoenix, AZ 85004
William E. Carty                                  0               0              0                 0                0
  Director
  2727 N. Central Ave.
  Phoenix, AZ 85004
Charles J. Bayer                              1,325               *              0             1,325                *
  Director
  2727 N. Central Ave.
  Phoenix, AZ 85004
Richard J. Herrera                              981               *              0               981                *
  Director
  2727 N. Central Ave.
  Phoenix, AZ 85004
Aubrey K. Johnson                                 0               0              0                 0                0
  Director
  2727 N. Central Ave.
  Phoenix, AZ 85004
Executive Officers and                   16,179,538(3)        79.45              0        15,929,538            70.44
  Directors as a group (16
  persons)(3)(4)

---------------

  * The percentage beneficially owned is less than one percent.

(1) This number includes beneficial ownership of shares attributed to a stockholder agreement dated as of May 1, 1992, as amended (the "Stockholder Agreement") and includes shares directly owned by Edward J. Shoen (3,483,681); Mark V. Shoen (3,442,981); James P. Shoen (2,278,814); Paul F.
     Shoen (2,188,558); Sophia M. Shoen (1,522,772); an Irrevocable Trust between Mark V. Shoen and Oxford, as Trustee (527,604); an Irrevocable Trust between James P. Shoen and Oxford, as Trustee (337,426); an Irrevocable Trust between Paul F. Shoen and Oxford, as Trustee (71,976); an Irrevocable Trust between Sophia M. Shoen and Oxford, as Trustee (108,891); an Irrevocable Trust between Edward J. Shoen and Oxford, as Trustee (559,443); and the ESOP Trust (1,644,146) (collectively the "Stockholder Group"). The shares listed as held by the ESOP Trust include only the unallocated Common Stock and the Common Stock allocated to the accounts of Edward J. Shoen (2,771.59), Mark V. Shoen (2,496.99), James P. Shoen (2,465.92), Paul F. Shoen (779.33), and Sophia M. Shoen (196.87). These
     shares are not included in the number of shares directly owned by Edward J. Shoen, Mark V. Shoen, James P. Shoen, Paul F. Shoen, and Sophia M. Shoen, as referenced in the first sentence of this footnote 1. The Stockholder Agreement restricts the disposition of shares of Common Stock to certain types of permitted dispositions. James P. Shoen, whose address is listed above, is the appointed attorney and authorized to vote the shares as agreed upon by the stockholders holding a majority of the shares subject to the Stockholder Agreement. As of the date hereof, Edward J. Shoen, Mark V. Shoen, and James P. Shoen, each of whom is a director of the Company, collectively hold a majority of the shares subject to the Stockholder Agreement and, therefore, have the ability, if they so agree, to control the vote of the Common Stock that is subject to the Stockholder Agreement. The Stockholder Agreement will expire on March 5, 1999 unless earlier terminated (i) by the consent of stockholders holding more than 60% of the shares held under the Stockholder Agreement, (ii) upon the effective date of certain mergers or consolidations involving the Company, or (iii) at the respective election of Paul F. Shoen or Sophia M. Shoen, upon the Company's failure to effect the registration of securities held by them. The Selling Stockholders have informed the Company that they believe the Stockholder Agreement has been terminated as a result of the Company's alleged failure to effect in a timely manner the registration of Common Stock held by Sophia M. Shoen in 1994. See footnote 2 below for information about the ESOP Trust and the ESOP Trustee's ability to vote the Common Stock held in the ESOP Trust.

(2) The complete name of the ESOP Trust is the ESOP Trust Fund for the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust. The ESOP Trustee, which consists of three individuals without a past or present employment history or business relationship with the Company, is appointed by the Company's Board of Directors. Under the ESOP, each participant (or such participant's beneficiary) in the ESOP directs the ESOP Trustee with respect to the voting of all Common Stock allocated to the participant's account. All shares in the ESOP Trust not allocated to participants continue to be voted by the ESOP Trustee, subject to the Stockholder Agreement. As of November 1, 1996, of the 2,971,511 shares of Common Stock held by the ESOP Trust, 1,336,076 shares were allocated to participants and 1,635,435 shares remained unallocated. Of the 1,336,076 allocated shares, approximately 8,711 shares are allocated to members of the Stockholder Group, which shares are voted in accordance with the terms of the Stockholder Agreement. Further, additional shares of Common Stock not presently allocated to participants' accounts in the ESOP Trust will be allocated as certain debt obligations of the ESOP Trust are repaid, resulting in a reduction in the number of common shares subject to the Stockholder Agreement.

(3) The 16,179,538 shares include the shares beneficially owned by directors and executive officers as a result of the Stockholder Agreement discussed in footnote 1 above. Beneficial ownership of the shares of current officers and directors, without giving effect to the Stockholder Agreement is 9,218,722 shares, or approximately 45.27% of the outstanding shares of Common Stock prior to the offering.

(4) The executive officers and directors as a group beneficially own 27,872 shares (0.46%) of the Company's Series A Preferred Stock. Edward J. Shoen, Mark V. Shoen, and William E. Carty beneficially own 12,600 shares (0.21%), 7,700 shares (0.13%) and 6,000 shares (0.10%), respectively.

     The Company has agreed to place Paul F. Shoen on management's slate of directors for the 1994 Annual Meeting of Stockholders which was delayed as a result of litigation initiated by Paul F. Shoen and as a result of the Shoen Litigation. For information on certain transactions between the Selling Stockholders and the Company see Item 13. "Certain Relationships and Related Transactions" in the Company's Annual Report on Form 10-K for the year ended March 31, 1996.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company's Restated Articles of Incorporation (the "Articles of Incorporation") authorize the issuance of 150,000,000 shares of Common Stock with a par value of $0.25 per share, 150,000,000 shares of serial common stock, and 50,000,000 shares of preferred stock. The Company's Board of Directors has the authority to fix the voting powers, designations, preferences, privileges, limitations, restrictions, and relative rights of the serial common stock and the preferred stock without any further vote or action by the stockholders. The rights of the holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of any serial common stock or preferred stock that is currently outstanding or that may be issued in the future. The issuance of serial common stock or preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring, or preventing a change in control of the Company. Furthermore, holders of such serial common stock or preferred stock may have other rights, including economic rights senior to the Common Stock.

COMMON STOCK

     As of the date of this Prospectus, there are 14,601,592 issued and outstanding shares of the Company's Common Stock, $0.25 par value per share, and 5,762,495 issued and outstanding shares of Series A Common Stock, $0.25 par value per share. All of the Series A Common Stock is held by James P. Shoen, a Vice President and director of the Company, and Edward J. Shoen, Chairman of the Board and President of the Company. The Series A Common Stock is not convertible into Common Stock but votes together as a single class with the Common Stock on all matters. No shares of Series B Common Stock are outstanding. The Series B Common Stock is identical to the Common Stock and Series A Common Stock, except holders of Series B Common Stock are entitled to 1/10 of one vote per share. In addition, the right of first refusal contained in the Company's By-Laws does not apply to the Series B Common Stock.

     The summary of terms of the Company's Common Stock, Series A Common Stock, and Series B Common Stock contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles of Incorporation, the Company's By-Laws (the "By-Laws"), and the Certificates of Designation, Preferences and Rights for Series A Common Stock and Series B Common Stock which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     Holders of shares of the Common Stock are entitled to receive dividends payable when, if, and as declared by the Board of Directors out of funds legally available therefor. The Company does not have a formal dividend policy. The Company's Board of Directors periodically considers the advisability of declaring and paying dividends in light of existing circumstances. The holders of the Series A Preferred Stock and the holder of the Series B Preferred Stock are entitled to receive cumulative dividends prior to and in preference to the holders of Common Stock at a fixed annual rate.

     Each share of Common Stock and Series A Common Stock entitles the holder to one vote in the election of directors and other corporate matters. Each share of Series B Common Stock entitles the holder to 1/10 of one vote per share in the election of directors and other corporate matters. The Company's Board of Directors is classified into four classes. Voting rights are non-cumulative.

     Right of First Refusal. The By-Laws provide for a right of first refusal in favor of the Company with respect to all of the Company's Common Stock and Series A Common Stock except for any such Common Stock sold, transferred, or otherwise disposed of by the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Trust or any such Common Stock sold in a bona fide underwritten public offering or in a bona fide public distribution pursuant to Rule 144 under the Securities Act. The right of first refusal does not apply to the Series B Common Stock.

     Transfer Agent. The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

PREFERRED STOCK

     As of the date of this Prospectus, there are 6,100,000 issued and outstanding shares of the Company's Series A Preferred Stock, no par value and 100,000 issued and outstanding shares of the Company's Series B Preferred Stock, no par value.

     The summary of the terms of the Company's Series A Preferred Stock and Series B Preferred Stock contained in the Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Articles of Incorporation, the By-Laws, the Certificate of Designation, Preferences and Rights for Series A Preferred Stock, and the Certificate of Designation, Preferences and Rights for

Series B Preferred Stock, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     Series A -- General. The Series A Preferred Stock is not convertible into, or exchangeable for, shares of any other class or classes of stock of the Company. The Series A Preferred Stock has priority as to dividends over the Company's Common Stock and any other series or class of the Company's stock that ranks junior as to dividends to the Series A Preferred Stock, including the Series B Preferred Stock.

     Series A -- Dividends. Holders of shares of the Series A Preferred Stock are entitled to receive dividends at a fixed annual rate of $2.125 per share. Such dividends are cumulative from the date of original issue and are payable, when and as declared by the Board of Directors out of funds legally available therefor, quarterly for each of the quarters ending February, May, August, and November of each year, payable in arrears on the first business day that is not a legal holiday of each succeeding March, June, September, and December, respectively. Each such dividend is distributed to holders of record of the Series A Preferred Stock as they appear on the books of the registrar maintained for such purpose at the close of business on the record date. The record date will not exceed 15 days preceding the payment date.

     Dividends on the Series A Preferred Stock accrue regardless of whether there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock accumulate as of the dividend payment date on which they first become payable, but no interest, or sum of money in lieu of interest, is payable in respect of any dividend payment or payments on the Series A Preferred Stock that may be in arrears. Dividends payable on the Series A Preferred Stock for any period less than a quarterly dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

     Except as set forth below, no dividends may be declared or paid or set apart for payment on any shares of any class or classes of stock of the Company or any series thereof ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all dividend periods terminating on or prior to the date of payment of such dividend. When dividends are not so paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and any shares of any class or classes of stock or series thereof ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared (if any) on the Series A Preferred Stock and any other shares of such class or classes or series thereof ranking on a parity as to dividends with the Series A Preferred Stock will be declared pro-rata so that the amount of dividends declared per share on the Series A Preferred Stock and such other shares will in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other shares bear to each other.

     The Certificate of Designation for the Series A Preferred Stock provides, unless all dividends on the Series A Preferred Stock shall have been paid in full, that (i) no dividend will be declared and paid or declared and a sum sufficient therefor set apart for payment or other distribution declared or made upon the shares of the Company's Common Stock or upon any other class ranking junior to or on a parity with the Series A Preferred Stock as to dividends or liquidations preferences and (ii) no shares of the Company's Common Stock or class of stock ranking junior to or on a parity with the Series A Preferred Stock as to dividends or liquidation preferences may be redeemed, purchased, or otherwise acquired by the Company or any subsidiary thereof except by conversion into or exchange for shares of the capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and liquidation preferences.

     Series A -- Redemption. The Series A Preferred Stock is not redeemable prior to December 1, 2000. On or after that date, the Company, at its option upon not less than 30 nor more than 60 days' notice, may redeem shares of the Series A Preferred Stock, at any time or from time to time, at a redemption price of $25.00 per share, plus accrued and unpaid dividends thereon to the date of redemption. The Series A Preferred Stock is not entitled to any sinking fund.

     Series A -- Voting. Except as described below, the holders of the Series A Preferred Stock do not have any voting rights. If, however, at any time the Company shall have failed to declare and pay in full dividends for six quarterly periods, whether consecutive or not, on the Series A Preferred Stock, and all such preferred dividends remain unpaid, the holders of the Series A Preferred Stock voting together as a class with all other series of Preferred Stock then entitled to vote on such election of directors, will be entitled to elect two directors until the full dividends accumulated on all outstanding shares of such series shall have been declared and paid in full. In addition, the affirmative vote of the holders of at least two-thirds of the outstanding shares of each series of Preferred Stock, voting together as a class, is required to authorize any amendment, alteration, or repeal of the Articles of Incorporation or any Certificate of Amendment that would adversely affect the powers, preferences, or special rights of the Preferred Stock, including authorizing any class of stock with superior dividend and/or liquidation preferences.

     Series A -- Liquidation Preference. Upon any dissolution, liquidation, or winding up of the affairs of the Company, whether voluntary or involuntary, after payment or provision for payment has been made for the debts and other liabilities of the Company and payment or provision for payment has been made on all amounts required to be paid in respect of any senior class or classes of Preferred Stock, the holders of the Series A Preferred Stock will be entitled, subject to certain exceptions, to receive the amount of $25.00 per share, plus accrued and unpaid dividends thereon to the date of final distribution.

     Although Nevada law gives the Board of Directors of the Company broad power to limit or deny voting rights, even if voting rights are denied by action of the Board of Directors, the Nevada General Corporation Law allows holders of non-voting shares to vote in circumstances where a major decision made by the directors could adversely impact their class. Thus, if any proposed action would alter or change any preference or any relative or other right given to any class or series of outstanding shares, the action must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders representing a majority of the voting power of each class or series affected by the action, regardless of limitations or restrictions on the voting power thereof. In addition, if any acquisition of voting rights by an acquiring person will result in any change of the kind described in Nevada Revised Statutes 78.390, the holders of a majority of each class or series effected must approve the acquisition. Similarly, separate voting by a class of stockholders is required on a plan of merger if the plan contains a provision that, if contained in a proposed amendment to the Company's Articles of Incorporation, would entitle the stockholders to vote as a class on a proposed amendment.

     Series B -- General. The Series B Preferred Stock consists of 100,000 shares. The Series B Preferred Stock has priority as to dividends over the Company's Common Stock and any other series or class of the Company's stock ranking junior as to dividends to the Series B Preferred Stock.

     Series B -- Dividends. Holders of shares of the Series B Preferred Stock are entitled to receive dividends at a floating rate which is reset quarterly. Such dividends are cumulative from the date of original issue and are payable when and as declared by the Board of Directors out of funds legally available therefor. The Certificate of Designation for the Series B Preferred Stock provides that no dividends whatever shall be paid or declared, nor shall any distribution be made on the Company's Common Stock or on any other class ranking junior to the Series B Preferred Stock, other than a dividend or distribution payable in such shares, nor shall the Company or any subsidiary of the Company purchase, redeem, or otherwise acquire for a consideration any such junior shares, unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for such payment, on the Series B Preferred Stock.

     Series B -- Conversion. Upon each of the following to occur from time to time (i) August 31, 1997, and for ten business days thereafter; (ii) the first day of each fiscal quarter of the Company occurring after August 31, 1997, and for ten business days after the first day of such fiscal quarter; (iii) the expiration of ten days after the occurrence of an Event of Noncompliance (as defined in the Certificate of Designation for Series B Preferred Stock), and at any time thereafter; (iv) any dividends on the Series B Preferred Stock becoming in arrears, and at any time thereafter; (v) the Company no longer holding more than fifty percent (50%) of the outstanding stock and assets of any of Ponderosa, Oxford, or RWIC, and at any time thereafter; or (vi) the Company or any of its subsidiaries completing an offering of equity securities of at least $125 million prior to March 1, 1997, and at any time thereafter, then all of the Series B Preferred Stock is convertible, at the option of the holder, into either (a) 4,000,000 shares of Series B Common Stock, subject to adjustment; or (b) all of the shares of capital stock of Picacho Peak Investment Co., a subsidiary of the Company. Notwithstanding the foregoing, the holder of the Series B Preferred Stock has agreed that it will not convert the Series B Preferred Stock into all of the outstanding capital stock of Picacho Peak Investment Co. pursuant to the provisions of (i) or (ii) above. Furthermore, the Company has agreed to permit the conversion of the Series B Preferred Stock into the Series B Common Stock on May 1, 1997 and for 10 business days thereafter and on the first day of each fiscal quarter of the Company occurring after May 1, 1997, and for 10 business days thereafter.

     Series B -- Redemption. If the holder exercises its conversion rights pursuant to the preceding paragraph, then instead of effecting the conversion, the Company may elect to redeem all (but not less than all) of the Series B Preferred Stock then outstanding. Upon any redemption of the Series B Preferred Stock, the Company shall pay out of funds legally available therefor in cash a sum equal to $100 million, subject to adjustment, all accrued but unpaid dividends, and certain other payments, costs, fees, and expenses. The Series B Preferred Stock is not otherwise redeemable by the Company.

     Series B -- Voting. Except as described below, the holders of Series B Preferred Stock do not have voting rights. Although Nevada law gives the Board of Directors of the Company broad power to limit or deny voting rights, even if voting rights are denied by action of the Board of Directors, the Nevada General Corporation Law allows holders of non-voting shares to vote in circumstances where a major decision made by the directors could adversely impact their class. Thus, if any proposed action would alter or change any preference or any relative or other right given to any class or series of outstanding shares, the action must be approved by the vote, in addition to the vote otherwise required, of the holders representing a majority of the voting power of each class or series affected by the action, regardless of limitations or restrictions on the voting power thereof. In addition, if any acquisition of voting rights by an acquiring person will result in a change of the kind described in Nevada Revised Statutes 78.390, the holders of a majority of each class or series affected must approve the acquisition. Similarly, separate voting by a class of stockholders is required on a plan of merger if the plan contains a provision that, if contained in a proposed amendment to the Company's articles of incorporation, would entitle all stockholders to vote as a class on a proposed amendment.

     In addition, the written consent of the holder of the Series B Preferred Stock is necessary for authorizing, affecting, or validating the amendment, alteration, or repeal of any of the provisions of the Articles of Incorporation of the Company or of any certificate amendatory thereof of supplemental thereto (including any certificate of amendment or any similar document relating to any series of preferred stock) that would adversely affect the powers, preferences, or special rights of the Series B Preferred Stock, including the creation or authorization of any class of shares on a parity with or senior to the Series B Preferred Stock. Any amendment or any resolution or action of the Board of Directors that would create or issue any series of shares junior to the Series B Preferred Stock out of the authorized shares of preferred stock, or that would authorize, create, or issue any other shares junior to the Series B Preferred Stock (whether or not already authorized), shall not be considered to affect adversely the powers, preferences, or special rights of the outstanding shares of the Series B Preferred Stock.

     Series B -- Liquidation Preference. Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, before any amount shall be paid to the holders of any shares junior to the Series B Preferred Stock, the holder of the Series B Preferred Stock shall be paid first out of the assets of the Company available for distribution to holders of its capital stock an amount equal to $100 million, subject to adjustment, plus all accrued but unpaid dividends. If, upon the occurrence of a liquidation, dissolution, or winding up, the assets and funds thus distributed to the holder of the Series B Preferred Stock shall be insufficient to permit the payment to the holder of its full liquidation preferences, then the entire assets and funds of the Company legally available for distribution to the holders of capital stock (other than the Series A Preferred Stock) shall be distributed ratably to the holder of the Series B Preferred Stock and the holders of any shares ranking on a parity with the Series B Preferred Stock.

CERTAIN PROVISIONS THAT MAY LIMIT CHANGES IN CONTROL

     Certain provisions summarized below may have the effect of limiting or delaying a change in control of the Company.

     The Articles of Incorporation provide for the Board of Directors to be divided into four classes of directors serving staggered four-year terms. As a result, approximately one-fourth of the Board of Directors will be elected each year. Moreover, under the Nevada General Corporation Law, an affirmative vote of holders of two-thirds of the then outstanding stock entitled to vote is required to remove a director. This provision, when coupled with the provision of the Articles of Incorporation authorizing only the Board of Directors to fill vacant directorships, may hinder the removal of incumbent directors by stockholders entitled to vote and the simultaneous election of new directors by such stockholders to fill the vacancies created by such removal.

     Moreover, (i) the By-Laws grant the Company a right of first refusal exercisable in connection with certain sales of outstanding shares of the Company's Common Stock, (ii) the Articles of Incorporation require holders of two-thirds of the then outstanding shares of Common Stock to amend certain provisions of the Articles of Incorporation, to amend the By-Laws, and to approve certain transactions with, among others, holders of five percent of any class of voting stock of the Company, (iii) the Articles of Incorporation prohibit stockholder action by written consent, and (iv) certain of the Company's credit agreements contain provisions that could require the prepayment of all monies outstanding thereunder upon a "change in control."

     In addition, the Board of Directors has adopted a stockholder rights plan. Pursuant to the plan, holders of the Common Stock of the Company have rights that entitle such holders to purchase from the Company one one-hundredth of a share of the Company's Series C Preferred Stock at an exercise price of $15,000 per share (the price per share and the exercise price are subject to adjustment). The rights become exercisable if any person or group of affiliated or associated persons becomes the beneficial owner of fifty percent or more of the Company's Common Stock without approval of a majority of the disinterested members of the Board of Directors; such person being defined as an "acquiring person." Upon the occurrence of an Affiliate Merger or Triggering Event (certain transactions defined in the plan involving an acquiring person), each right entitles its holder to purchase, for the exercise price, that number of shares of Common Stock of the Company having a value equal to twice the exercise price. Upon the occurrence of a Business Combination (as defined in the plan), each right entitles its holder to purchase, for the exercise price, that number of shares of Common Stock of the acquiring or surviving company having a value equal to twice the exercise price. The rights will expire on July 29, 1998, unless earlier redeemed by the Company pursuant to authorization by a majority of the disinterested board.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of a substantial amount of Common Stock in the public market could adversely affect market prices for the Common Stock. Upon the closing of the offering, there will be 16,851,592 shares of Common Stock and 5,762,495 shares of Series A Common Stock outstanding. The shares of Common Stock sold in the offering as well as 2,278,480 shares of Common Stock currently trading on Nasdaq will be freely tradeable without restriction or further registration of the Securities Act, unless held by an "affiliate" of the Company as that term is defined in the Securities Act, which shares will be subject to the resale limitation of Rule 144. Currently, 591,950 restricted shares of Common Stock are eligible for sale pursuant to Rule 144, subject to the holding period and other limitations described below, not including the 16,166,292 shares of Common Stock held pursuant to the Stockholder Agreement described in "Principal and Selling Stockholders" and the 1,336,076 shares of Common Stock held by the ESOP Trust and allocated to ESOP participants. Each employee of the Company, upon severance of employment, has the option of receiving the number of shares of Common Stock allocated to his or her ESOP account or selling the stock to the ESOP Trust. Such shares may be sold on Nasdaq following distribution from the ESOP. In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least two years, is entitled to sell within any three-month period the number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date in which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

     The Company, Edward J. Shoen, and James P. Shoen (the holders of all of the Series A Common Stock of the Company) and Mark V. Shoen (holder of 3,442,981 shares of the Common Stock) have agreed that they will not, without the prior written consent of Lehman Brothers Inc. and Salomon Brothers Inc on behalf of the Underwriters, sell or otherwise dispose of any shares of Common Stock for a period of 120 days after date hereof. In addition, the Company has been informed by Edward J. Shoen, James P. Shoen and Mark V. Shoen that they have no intention of selling any Common Stock in the near future. While the Company does not expect any shares of Common Stock held pursuant to the Stockholder Agreement (other than the shares of Common Stock held by the Selling Stockholders) to be sold to the public pursuant to Rule 144 or otherwise, there can be no assurance that such shares will not be sold to the public. See "Principal and Selling Stockholders."

REGISTRATION RIGHTS

     "Demand" registration rights are available for a total of 3,711,330 shares of Common Stock held by the Selling Stockholders (including the 250,000 shares offered hereby) under (i) a Share Repurchase and Registration Rights Agreement dated as of March 1, 1992 among the Company, Paul F. Shoen and Pafran, Inc. and
(ii) a Share Repurchase and Registration Rights Agreement dated as of May 1, 1992 among the Company, Sophia M. Shoen and Sophmar, Inc. In general, such stockholders, subject to certain limitations, may request registration of their shares at the Company's expense.

     The Company has also granted certain registration rights for the registration of the Company's Series B Common Stock following any conversion of the Company's Series B Preferred Stock. In addition, the Company has granted registration rights with respect to an aggregate of 6,000,000 shares of Common Stock held by Edward J. Shoen, James P. Shoen and Mark V. Shoen which have been pledged to NationsBank Corporation. The Company has no obligation to register such shares of Common Stock held by Edward J. Shoen, James P. Shoen, or Mark V. Shoen unless NationsBank forecloses on the pledge.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     In general, a "Non-U.S. Holder" is any holder other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust, the income of which is includable in gross income for United States federal income tax purposes regardless of its source.

     This discussion is based on current law only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax (if the Non-U.S. Holder files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the actual or deemed repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under the current interpretation of existing Treasury Regulations to be paid to a resident of that country absent knowledge to the contrary. However, proposed Treasury Regulations issued April 15, 1996, if finalized, would eliminate this presumption with respect to payments made after December 31, 1997. These proposed Treasury Regulations also would require Non-U.S. Holders to provide the withholding agent with a beneficial owner withholding certificate to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. The beneficial owner withholding certificate would contain the Non-U.S. Holders' name, permanent residence address and taxpayer identification number ("TIN"), certified by the Internal Revenue Service (the "Service"). The Service would certify the TIN based on a certificate of residence issued by the competent authority of the treaty country of which a Non-U.S. Holder claims to be a resident or on certain documentary evidence establishing residence in the treaty country. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Service.

SALE OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either such case, the United States branch profits tax may also apply upon actual or deemed repatriation of the gain if the Non-U.S. Holder is a corporation); (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds shares of Common Stock as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition), or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates whose loss of United States citizenship had as one of its principal purposes the avoidance of United States taxes; or (iv) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to United States federal income tax, provided that the Common Stock is "regularly traded" on an established securities market.

ESTATE TAX

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States.

     If the proceeds of the disposition of Common Stock by a Non-U.S. Holder are paid over, by or through a United States office of a broker, the payment is subject to information reporting and to backup withholding unless the disposing holder certifies as to its name, address and status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (a) the payment is made through a non-U.S. office of a broker that is (i) a United States person for United States federal income tax purposes, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, and (b) the broker fails to maintain documentary evidence in its files that the holder is a Non-U.S. Holder or certain conditions are not met.

     Backup withholding is not a tax in and of itself, but rather a collection method. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Service.

     These backup withholding tax and information reporting rules are currently under review by the United States Treasury Department and proposed Treasury Regulations issued on April 15, 1996, would modify certain of such rules generally with respect to payments made after December 31, 1997. Accordingly, the application of such rules to the Common Stock could be changed.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among the Company, the Selling Stockholders and the Underwriters (the "Underwriting Agreement"), the Company and the Selling Stockholders have severally agreed to sell to each of the Underwriters named below (the "Underwriters"), for whom Lehman Brothers Inc. and Salomon Brothers Inc are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite its name below:

                                                                          NUMBER OF
                                 UNDERWRITERS                               SHARES
          -----------------------------------------------------------     ----------
          Lehman Brothers Inc........................................        571,500
          Salomon Brothers Inc.......................................        571,500
          Smith Barney Inc...........................................         68,000
          ABN AMRO Securities (USA) Inc..............................         68,000
          Alex. Brown & Sons Incorporated............................         68,000
          CS First Boston Corporation................................         68,000
          Deutsche Morgan Grenfell Inc...............................         68,000
          Dresdner Securities (USA) Inc..............................         68,000
          A.G. Edwards & Sons, Inc...................................         68,000
          EVEREN Securities, Inc.....................................         68,000
          Goldman, Sachs & Co........................................         68,000
          Merrill Lynch, Pierce, Fenner & Smith Incorporated.........         68,000
          Morgan Stanley & Co. Incorporated..........................         68,000
          Nesbitt Burns Securities Inc...............................         68,000
          Schroder Wertheim & Co. Incorporated.......................         68,000
          Cruttenden Roth Incorporated...............................         68,000
          The Boston Group, L.P......................................         45,000
          Dain Bosworth Incorporated.................................         45,000
          Fahnestock & Co. Inc.......................................         45,000
          First Albany Corporation...................................         45,000
          Furman Selz LLC............................................         45,000
          Gabelli & Company, Inc. ...................................         45,000
          Gruntal & Co., Incorporated................................         45,000
          Legg Mason Wood Walker, Incorporated.......................         45,000
          Van Kasper & Company.......................................         45,000
                                                                          ----------
            Total....................................................      2,500,000
                                                                           =========

     In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option described below) if any such shares are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company and the Selling Stockholders have been advised by the Representatives that the several Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $1.12 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. After the public offering, the public offering price and such concessions may be changed.

     The Company has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an additional 337,500 shares of Common Stock at the initial price to the public set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Underwriters exercise such option, in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased by such Underwriters in the above table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Underwriting Agreement provides that the Company and the Selling Stockholders, jointly and severally, will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, Edward J. Shoen, Mark V. Shoen, and James P. Shoen have each agreed with the Underwriters that they will not offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce an offering of, any shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock for a period of 120 days from the date of this Prospectus, without the prior written consent of the Representatives, except issuances and sales of Common Stock issued pursuant to any employee stock ownership plan in effect on the date the Underwriting Agreement is executed.

     The Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereunder will be passed upon for the Company by Lionel, Sawyer & Collins, 300 S. 4th Street, Suite 1700, Las Vegas, Nevada 89101. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, New York, New York in reliance with respect to matters of the law of the State of Nevada upon Lionel, Sawyer & Collins, Las Vegas, Nevada and for the Selling Stockholders by Grover T. Wickersham, P.C., 430 Cambridge Avenue, Suite 100, Palo Alto, California 94306. The Grover T. Wickersham, P.C. Profit Sharing Plan and Grover T. Wickersham, in the aggregate, own 15,000 shares of the Company's Common Stock.

                                    EXPERTS

     The consolidated financial statements of the Company as of March 31, 1996 and 1995 and for each of the three years in the period ended March 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                      ------
REPORT:
  Report of Independent Accountants...................................................    F-2
AUDITED FINANCIAL STATEMENTS
  Consolidated Balance Sheets -- March 31, 1996 and 1995..............................    F-3
  Consolidated Statements of Earnings -- Years ended March 31, 1996, 1995 and 1994....    F-4
  Consolidated Statements of Changes in Stockholders' Equity -- Years ended March 31,
     1996, 1995 and 1994..............................................................    F-5
  Consolidated Statements of Cash Flows -- Years ended March 31, 1996, 1995 and
     1994.............................................................................    F-6
  Notes to Consolidated Financial Statements..........................................    F-7
SCHEDULES
  Condensed Financial Information of Registrant -- Schedule I.........................   F-45
  Supplemental Information (for Property -- Casualty Insurance
     Underwriters) -- Schedule V......................................................   F-49
UNAUDITED INTERIM FINANCIAL STATEMENTS
  Consolidated Balance Sheets as of September 30, 1996, March 31, 1996 and September
     30, 1995.........................................................................   F-50
  Consolidated Statements of Earnings for the Six Months ended September 30, 1996 and
     1995.............................................................................   F-52
  Consolidated Statements of Changes in Stockholders' Equity for the Six Months ended
     September 30, 1996 and 1995......................................................   F-53
  Consolidated Statements of Earnings for the Quarters ended September 30, 1996 and
     1995.............................................................................   F-55
  Consolidated Statements of Cash Flows for the Six Months ended September 30, 1996
     and 1995.........................................................................   F-56
  Notes to Consolidated Financial Statements..........................................   F-57

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of AMERCO

     In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of AMERCO and its subsidiaries at March 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for advertising costs in fiscal 1996. As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits in fiscal 1994.

PRICE WATERHOUSE LLP

Phoenix, Arizona
June 25, 1996

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                       MARCH 31,
                                                                              ----------------------------
                                                                                 1996             1995
                                                                              -----------      -----------
                                                                                     (IN THOUSANDS)
ASSETS
Cash and cash equivalents................................................     $    31,168      $    35,286
Receivables..............................................................         340,564          311,752
Inventories..............................................................          45,891           50,337
Prepaid expenses.........................................................          16,415           25,933
Investments, fixed maturities............................................         879,702          705,428
Investments, other.......................................................         126,587          135,220
Deferred policy acquisition costs........................................          49,995           49,244
Other assets.............................................................          20,941           18,543
                                                                               ----------       ----------
Property, plant and equipment, at cost:
  Land...................................................................         212,593          214,033
  Buildings and improvements.............................................         769,380          735,624
  Furniture and equipment................................................         188,734          179,016
  Rental trailers and other rental equipment.............................         256,411          245,892
  Rental trucks..........................................................         968,131          913,641
  General rental items...................................................          24,197           51,890
                                                                               ----------       ----------
                                                                                2,419,446        2,340,096
  Less accumulated depreciation..........................................       1,102,731        1,065,850
                                                                               ----------       ----------
    Total property, plant and equipment..................................       1,316,715        1,274,246
                                                                               ----------       ----------
                                                                              $ 2,827,978      $ 2,605,989
                                                                               ==========       ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued liabilities...............................     $   151,754      $   127,613
  Notes and loans........................................................         998,220          881,222
  Policy benefits and losses, claims and loss expenses payable...........         483,561          475,187
  Liabilities from premium deposits......................................         410,787          304,979
  Cash overdraft.........................................................          32,159           31,363
  Other policyholders' funds and liabilities.............................          25,713           20,378
  Deferred income........................................................           2,926            7,426
  Deferred income taxes..................................................          73,310           71,037
                                                                               ----------       ----------
Stockholders' equity:
  Serial preferred stock, with or without par value, 50,000,000 shares authorized; 6,100,000 shares issued without par value and outstanding
    as of March 31, 1996 and 1995........................................              --               --
  Serial common stock, with or without par value, 150,000,000 shares
    authorized, none issued and outstanding..............................              --               --
  Series A common stock of $0.25 par value, 10,000,000 shares authorized,
    5,762,495 shares issued in 1996 and 1995.............................           1,441            1,441
  Common stock of $0.25 par value, 150,000,000 shares authorized,
    34,237,505 shares issued in 1996 and 1995............................           8,559            8,559
  Additional paid-in capital.............................................         165,756          165,675
  Foreign currency translation adjustment................................         (11,877)         (12,435)
  Unrealized gain (loss) on investments..................................          11,097           (6,483)
  Retained earnings......................................................         609,019          561,589
                                                                               ----------       ----------
                                                                                  783,995          718,346
Less:
  Cost of common shares in treasury (7,209,077 and 1,335,937 shares as of
    March 31, 1996 and 1995, respectively)...............................         111,118           10,461
  Unearned employee stock ownership plan shares..........................          23,329           21,101
                                                                               ----------       ----------
    Total stockholders' equity...........................................         649,548          686,784
Contingent liabilities and commitments
                                                                               ----------       ----------
                                                                              $ 2,827,978      $ 2,605,989
                                                                               ==========       ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                  YEARS ENDED MARCH 31,
                                                       -------------------------------------------
                                                          1996            1995            1994
                                                       -----------     -----------     -----------
                                                           (IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues
  Rental and other revenue..........................   $   920,379     $   888,295     $   811,705
  Net sales.........................................       173,806         170,204         156,038
  Premiums..........................................       154,249         135,648         123,344
  Net investment income.............................        45,989          42,085          38,807
                                                        ----------      ----------      ----------
     Total revenues.................................     1,294,423       1,236,232       1,129,894
Costs and expenses
  Operating expense.................................       732,841         656,693         612,409
  Advertising expense...............................        38,926          29,124          26,292
  Cost of sales.....................................       108,662          93,485          92,179
  Benefits and losses...............................       151,232         133,407         120,825
  Amortization of deferred acquisition costs........        17,131          10,896           9,343
  Depreciation......................................        81,847         151,409         133,485
  Interest expense..................................        67,558          67,762          68,859
                                                        ----------      ----------      ----------
     Total costs and expenses.......................     1,198,197       1,142,776       1,063,392
Pretax earnings from operations.....................        96,226          93,456          66,502
Income tax expense..................................       (35,832)        (33,424)        (19,853)
                                                        ----------      ----------      ----------
Earnings from operations before extraordinary loss
  on early extinguishment of debt and cumulative
  effect of change in accounting principle..........        60,394          60,032          46,649
Extraordinary loss on early extinguishment of debt,
  net...............................................            --              --          (3,370)
Cumulative effect of change in accounting principle,
  net...............................................            --              --          (3,095)
                                                        ----------      ----------      ----------
     Net earnings...................................   $    60,394     $    60,032     $    40,184
                                                        ==========      ==========      ==========
Earnings per common share:
  Earnings from operations before extraordinary loss
     on early extinguishment of debt and cumulative
     effect of change in accounting principle.......         $1.33           $1.23           $1.06
  Extraordinary loss on early extinguishment of
     debt, net......................................            --              --            (.09)
  Cumulative effect of change in accounting
     principle, net.................................            --              --            (.08)
                                                        ----------      ----------      ----------
     Net earnings...................................         $1.33           $1.23            $.89
                                                        ==========      ==========      ==========
Weighted average common shares outstanding..........    35,736,335      38,190,552      38,664,063
                                                        ==========      ==========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                   YEARS ENDED MARCH 31,
                                                          ---------------------------------------
                                                            1996           1995           1994
                                                          ---------      ---------      ---------
                                                                      (IN THOUSANDS)
Series A common stock of $0.25 par value:
  10,000,000 shares authorized, 5,762,495 shares
     issued in 1996 and 1995, 5,754,334 in 1994
  Beginning of year..................................     $   1,441      $   1,438      $      --
     Exchange for Series A common stock..............            --            871          1,438
     Exchange for common stock.......................            --           (868)            --
                                                          ---------      ---------      ---------
  End of year........................................         1,441          1,441          1,438
                                                          ---------      ---------      ---------
Common stock of $0.25 par value: 150,000,000 shares
  authorized in 1996, 1995 and 1994, 34,237,505
  shares issued in 1996 and 1995, 34,245,666 in 1994
  Beginning of year..................................         8,559          8,562         10,000
     Exchange for Series A common stock..............            --           (871)        (1,438)
     Exchange for common stock.......................            --            868             --
                                                          ---------      ---------      ---------
  End of year........................................         8,559          8,559          8,562
                                                          ---------      ---------      ---------
Additional paid-in capital:
  Beginning of year..................................       165,675        165,651         19,331
     Issuance of preferred stock.....................            --             --        146,320
     Issuance of common shares under leveraged
       employee stock ownership plan.................            81             24             --
                                                          ---------      ---------      ---------
  End of year........................................       165,756        165,675        165,651
                                                          ---------      ---------      ---------
Foreign currency translation:
  Beginning of year..................................       (12,435)       (11,152)        (6,122)
     Change during year..............................           558         (1,283)        (5,030)
                                                          ---------      ---------      ---------
  End of year........................................       (11,877)       (12,435)       (11,152)
                                                          ---------      ---------      ---------
Unrealized gains (losses) on investments:
  Beginning of year..................................        (6,483)           679             --
     Change during year..............................        17,580         (7,162)           679
                                                          ---------      ---------      ---------
  End of year........................................        11,097         (6,483)           679
                                                          ---------      ---------      ---------
Retained earnings:
  Beginning of year..................................       561,589        514,521        482,163
     Net earnings....................................        60,394         60,032         40,184
     Dividends paid to stockholders:
     Preferred stock: ($2.13, $2.13 and $0.78 per
       share for 1996, 1995 and 1994,
       respectively).................................       (12,964)       (12,964)        (4,753)
     Common stock: ($0.08 per share for 1994)........            --             --         (3,147)
     Tax benefits related to leveraged employee stock
       ownership plan dividends......................            --             --             74
                                                          ---------      ---------      ---------
  End of year........................................       609,019        561,589        514,521
                                                          ---------      ---------      ---------
Less Treasury stock:
  Beginning of year..................................        10,461         10,461         10,461
     Net increase (5,873,140 shares in 1996).........       100,657             --             --
                                                          ---------      ---------      ---------
  End of period......................................       111,118         10,461         10,461
                                                          ---------      ---------      ---------
Less Unearned employee stock ownership plan shares:
  Beginning of year..................................        21,101         17,451         14,953
     Increase in loan................................         4,576          5,672          4,335
     Proceeds from loan..............................        (2,348)        (2,022)        (1,837)
                                                          ---------      ---------      ---------
  End of year........................................        23,329         21,101         17,451
                                                          ---------      ---------      ---------
Total stockholders' equity...........................     $ 649,548      $ 686,784      $ 651,787
                                                          =========      =========      =========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED MARCH 31,
                                                         ----------------------------------------
                                                            1996           1995           1994
                                                         ----------     ----------     ----------
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
Net earnings.........................................    $   60,394     $   60,032     $   40,184
  Depreciation and amortization......................       102,427        163,890        148,740
  Provision for losses on accounts receivable........         4,492          4,958          1,938
  Net (gain) loss on sale of real and personal
     property........................................         2,142         (3,390)        (2,114)
  Gain on sale of investments........................        (5,172)          (868)        (4,195)
  Cumulative effect of change in accounting
     principle.......................................            --             --          3,095
  Changes in policy liabilities and accruals.........        20,010         32,489         13,330
  Additions to deferred policy acquisition costs.....       (21,507)       (12,119)        (7,440)
  Net change in other operating assets and
     liabilities.....................................       (10,882)       (22,848)         9,312
                                                         ----------     ----------     ----------
Net cash provided by operating activities............       151,904        222,144        202,850
Cash flows from investing activities:
  Purchases of investments:
     Property, plant and equipment...................      (291,057)      (434,992)      (530,520)
     Fixed maturities................................      (332,155)      (186,000)      (280,345)
     Real estate.....................................        (8,127)       (11,576)          (176)
     Mortgage loans..................................       (10,560)      (107,571)       (64,467)
  Proceeds from sales of investments:
     Property, plant and equipment...................       165,490        185,098        214,543
     Fixed maturities................................       190,846        192,428        211,437
     Real estate.....................................         2,749            927          1,552
     Mortgage loans..................................        29,447         18,535         81,619
  Changes in other investments.......................         9,169        (12,327)         8,539
                                                         ----------     ----------     ----------
Net cash used by investing activities................      (244,198)      (355,478)      (357,818)
Cash flows from financing activities:
  Net change in short-term borrowings................        84,500        178,750         21,750
  Proceeds from notes................................       140,141         68,845        186,000
  Debt issuance costs................................        (1,663)        (1,422)          (531)
  Loan to leveraged Employee Stock Ownership Plan....        (4,576)        (5,672)        (4,335)
  Proceeds from leveraged Employee Stock Ownership
     Plan............................................         2,348          2,022          1,837
  Principal payments on notes........................      (107,643)       (90,137)      (181,107)
  Issuance of preferred stock........................            --             --        146,320
  Extraordinary loss on early extinguishment of
     debt............................................            --             --         (3,370)
  Net change in cash overdraft.......................           796          4,804          1,708
  Dividends paid.....................................       (12,964)       (12,964)        (7,900)
  Treasury stock acquisitions........................      (100,657)            --             --
  Investment contract deposits.......................       163,423         65,386         31,932
  Investment contract withdrawals....................       (75,529)       (59,434)       (40,185)
                                                         ----------     ----------     ----------
Net cash provided by financing activities............        88,176        150,178        152,119
                                                         ----------     ----------     ----------
Increase (decrease) in cash and cash equivalents.....        (4,118)        16,844         (2,849)
Cash and cash equivalents at beginning of year.......        35,286         18,442         21,291
                                                         ----------     ----------     ----------
Cash and cash equivalents at end of year.............    $   31,168     $   35,286     $   18,442
                                                         ==========     ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         MARCH 31, 1996, 1995 AND 1994

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     AMERCO, a Nevada corporation (the Company), is the holding company for U-Haul International, Inc. (U-Haul), Ponderosa Holdings, Inc. (Ponderosa), and Amerco Real Estate Company (AREC). All references to a fiscal year refer to the Company's fiscal year ended March 31 of that year. See Note 20 of Notes to Consolidated Financial Statements for financial information regarding the Company's three primary industry segments, which are represented by U-Haul and Ponderosa's two principal subsidiaries.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the parent corporation, AMERCO, and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions of AMERCO and its subsidiaries have been eliminated.

     The operating results and financial position of AMERCO's consolidated insurance operations are determined as of December 31 of each year. There were no effects related to intervening events between January 1 and March 31 of 1996, 1995 or 1994, that would materially affect the consolidated financial position or results of operations for the financial statements presented herein. See Note 19 of Notes to Consolidated Financial Statements for additional information regarding the subsidiary.

  Description of Business

     U-Haul is primarily engaged, through subsidiaries, in the rental of trucks, automobile-type trailers and support rental items to the do-it-yourself moving customer. The Company's do-it-yourself moving business operates under the registered tradename U-Haul(R) through an extensive and geographically diverse distribution network throughout the United States and Canada. Additionally, U-Haul sells related products (such as boxes, tapes and packaging materials) and rents various kinds of equipment (such as floor polishing and carpet cleaning equipment). In addition, U-Haul offers for rent self-storage space through Company-owned or managed locations.

     Ponderosa serves as the holding company for the Company's insurance businesses. Ponderosa's two principal subsidiaries are Oxford Life Insurance Company (Oxford) and Republic Western Insurance Company (RWIC). Oxford and RWIC have been consolidated on the basis of calendar years ended December 31. Accordingly, all references to the years 1995, 1994, and 1993 corresponds to the Company's fiscal years 1996, 1995, and 1994, respectively. Oxford primarily reinsures life, health, and annuity type insurance products and administers the Company's self-insured employee health plan. RWIC originates and reinsures property and casualty type insurance products for various market participants, including independent third parties, the Company's customers, and the Company. RWIC's principal strategy is to capitalize on its knowledge of insurance products aimed at the moving and rental markets.

     AREC owns and actively manages most of the Company's real estate assets, including the Company's U-Haul Center locations. In addition to its U-Haul operations, AREC actively seeks to lease or dispose of the Company's surplus properties.

  Foreign Currency

     The consolidated financial statements include the accounts of U-Haul Co. (Canada) Ltd., a subsidiary of AMERCO.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     Assets and liabilities, denominated in currencies other than U.S. dollars, are translated to U.S. dollars at the exchange rate as of the balance sheet date. Income and expense amounts are translated at the average exchange rate during the fiscal year.

  Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     The Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

  Receivables

     Accounts receivable of Ponderosa include premiums and agents' balances due, net of commissions payable, and amounts due from ceding reinsurers. Accounts receivable of Ponderosa are reduced by amounts considered by management to be uncollectible. Accounts receivable of the Company's rental subsidiaries principally include trade accounts receivable and mortgage and other notes receivable. Accounts receivable are reduced by amounts considered by management to be uncollectible based on historical collection loss experience and a review of the current status of existing receivables by the Company's rental subsidiaries.

  Inventories

     Inventories are primarily valued at the lower of cost (last-in first-out)
(LIFO) or market.

  Investments

     Fixed maturity investments classified as held-to-maturity are recorded at cost adjusted for the amortization of premiums or accretion of discounts while those classified as available-for-sale are recorded at fair value with unrealized gains or losses reported on a net basis as a separate component of stockholders' equity. The Company does not maintain a trading portfolio. Mortgage loans on real estate are carried at unpaid balances, net of allowance for possible losses and any unamortized premium or discount. Real estate is carried at cost less accumulated depreciation. Policy loans are carried at their unpaid balance. Impaired securities are written down to fair value which becomes the new cost basis. Fair values for investments are based on quoted market prices or dealer quotes.

     Short-term investments consist of other securities scheduled to mature within one year of their acquisition date. See Note 4 of Notes to Consolidated Financial Statements.

     Interest on bonds and mortgage loans is recognized when earned. Dividends on common and redeemable preferred stocks are recognized on ex-dividend dates. Realized gains and losses on the sale of investments are recognized at the trade date and included in net income using the specific identification method.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

  Deferred Policy Acquisition Costs

     Commissions and other costs incurred in acquiring traditional life insurance, interest sensitive annuity policies, accident and health insurance and property-casualty insurance which vary with and are primarily related to the production of new business, have been deferred.

     Traditional life, certain annuity and accident and health acquisition costs are amortized over the premium paying period of the related policies in proportion to the ratio of annual premium income to expected total premium income. Such expected premium income is estimated using assumptions as to mortality and withdrawals consistent with those used in calculating the policy benefit reserves.

     Credit and health acquisitions costs are deferred and amortized over the term of the contracts in relation to premiums earned.

     Acquisition costs for annuity policies are being amortized over the lives of the policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins.

     Property-casualty acquisition costs are amortized over the related contract period which generally does not exceed one year.

  Property, Plant and Equipment

     Property, plant and equipment are carried at cost and are depreciated on the straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to operating expenses as incurred. Major overhaul costs of rental equipment, principally trucks, are amortized over the estimated period benefited. Renewals and betterments are capitalized. Gains and losses on dispositions of property, plant and equipment are included in other revenue as realized. Interest costs incurred as part of the initial construction of assets are capitalized. Interest expense of $1,807,000, $1,727,000 and $595,000 was capitalized in the years ended 1996, 1995 and 1994, respectively.

     Based on an in-depth market analysis, the Company increased the estimated salvage value of certain rental trucks. The effect of the change increased net income for the year ended March 31, 1996 by $44,373,000 ($1.24 per share).

     Certain recoverable environmental costs related to the removal of underground storage tanks or related contamination are capitalized and depreciated over the estimated useful lives of the properties. The capitalized costs improve the safety or efficiency of the property as compared to when the property was originally acquired or are incurred in preparing the property for sale.

     At March 31, 1996, the book value of the Company's real estate that is no longer necessary for use in the Company's current operations, and available for sale/lease, was approximately $27,585,000. Such surplus real estate is carried at cost, less accumulated depreciation, which is less than or approximate to net realizable value.

  Financial Instruments

     The Company enters into interest rate swap agreements to reduce its interest rate exposure; the Company does not use them for trading purposes. Amounts to be paid or received under the agreements are accrued. Although the Company is exposed to credit loss for the interest rate differential in the event of nonperformance by the counterparties to the agreements, it does not anticipate nonperformance by the counterparties.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     At March 31, 1996, interest rate swap agreements with an aggregate notional amount of $168,000,000 were outstanding. Management estimates that at March 31, 1996 and 1995, the Company would be required to pay $9,000,000 and $6,000,000, respectively, to terminate the agreements. Such amounts were determined from current treasury rates combined with swap spreads on agreements outstanding.

     The Company has mortgage loans receivable which potentially expose the Company to credit risk. The portfolio of notes is principally collateralized by mini-warehouse storage facilities and other residential and commercial properties. The Company has not experienced losses related to the notes from individual notes or groups of notes in any particular industry or geographic area. The estimated fair values were determined using the discounted cash flow method, using interest rates currently offered for similar loans to borrowers with similar credit ratings.

Summary of mortgage loans receivable:

                                                                          YEAR ENDED
                                                                   ------------------------
                                                                     1996           1995
                                                                   ---------      ---------
                                                                        (IN THOUSANDS)
    Book value................................................     $ 154,736      $ 135,424
                                                                    ========       ========
    Estimated fair value......................................     $ 157,867      $ 140,062
                                                                    ========       ========

     Other financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value.

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many different industries and geographic areas.

  Policy Benefits Reserves, Unpaid Losses and Loss Expenses

     Liabilities for policy benefits payable on traditional life and certain annuity policies are established in amounts adequate to meet estimated future obligations on policies in force. These liabilities are computed using the net level premium method and include mortality and withdrawal assumptions which are based upon recognized actuarial tables and contain margins for adverse deviation. At December 31, 1995, interest assumptions used to compute policy benefits payable range from 2.5% to 12.8%.

     With respect to annuity policies accounted for as investment contracts, the liability for investment contract deposits consists of policy account balances that accrue to the benefit of the policyholders, excluding surrender charges. Fair value of investment contract deposits at December 31, 1995 is $380,774,000.

     Liabilities for accident and health and other policy claims and benefits payable represent estimates of payments to be made on insurance claims for reported losses and estimates of losses incurred but not yet reported. These estimates are based on past claims experience and consider current claim trends as well as social and economic conditions.

     With respect to property-casualty, the liability for unpaid losses is based on the estimated ultimate cost of settling claims reported prior to the end of the accounting period, estimates received from ceding reinsurers and estimates for unreported losses based on RWIC's historical experience supplemented by

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

insurance industry historical experience. The liability for unpaid loss adjustment expenses is based on historical ratios of loss adjustment expenses paid to losses paid. Amounts recoverable from reinsurers on unpaid losses are estimated in a manner consistent with the claim liability associated with the reinsured policy. Adjustments to the liability for unpaid losses and loss expenses as well as amounts recoverable from reinsurers on unpaid losses are charged or credited to expense in periods in which they are made.

  Rental and Other Revenue

     The Company recognizes its share of rental revenue on the accrual basis pursuant to contractual arrangements between AMERCO, fleet owners, rental dealers and customers. See Note 8 of Notes to Consolidated Financial Statements for further discussion.

  Premium Revenue

     Accident and health, credit life and health, and property-casualty gross premiums are earned on a pro rata basis over the term of the related contracts. Traditional life and annuity premiums are recognized as revenue when due from policyholders. Revenue for annuity policies accounted for as investment contracts consist of margins and surrender charges that have been assessed against policy account balances during the period. The portion of premiums not earned at the end of the period is recorded as unearned premiums.

  Reinsurance

     Reinsurance premiums, commissions, and expense reimbursements related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Assets and liabilities relating to reinsured contracts are reported gross of the effects of reinsurance. See also "Policy Benefits Reserves, Unpaid Losses and Loss Expenses" above.

  Income Taxes

     In addition to charging income for taxes paid or payable, the provision for income taxes reflects deferred income taxes resulting from changes in temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company files a consolidated federal income tax return with its insurance subsidiaries.

  New Accounting Standards

     Statement of Financial Accounting Standards No. 114 -- Accounting by Creditors for Impairment of a Loan. Effective for years beginning after December 15, 1994, the standard requires that an impaired loan's fair value be measured and compared to the recorded investment in the loan. If the fair value of the loan is less than the recorded investment in the loan, a valuation allowance is established. The Company adopted this statement in the first quarter of fiscal 1996, with no material impact on its financial condition or results of operations.

     Statement of Financial Accounting Standards No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Effective for fiscal years beginning after December 15, 1995, the standard establishes accounting standards for the impairment of long-lived

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. This Statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the entity should estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Otherwise, an impairment loss is not recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles that an entity expects to hold and use should be based on the fair value of the asset. The Company does not expect a material impact on its future financial condition or results of operations due to implementation of the statement.

     Statement of Financial Accounting Standards No. 123 -- Accounting for Stock-Based Compensation. Effective for transactions entered into in fiscal years that begin after December 15, 1995, the standard establishes a fair value-based method of accounting for stock options and other equity instruments. Under the fair value-based method of accounting, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account as of the grant date, the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, the expected dividends on the stock and the risk-free interest rate for the expected term of the option. The Company has a stock option plan, but to date no stock options have been granted. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

     Statement of Position 93-7, "Reporting on Advertising Costs", was issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. The statement of position requires reporting advertising costs as expenses when incurred or when the advertising first takes place, reporting the costs of direct-response advertising, and amortizing (over the estimated period of benefit) the costs of direct-response advertising reported as assets. The Company had been recording yellow page directory costs as deferred assets and amortizing the costs over the duration of each listing. The majority of listings last one year. The Company adopted this statement effective April 1, 1995 recognizing additional advertising expense of $8,647,000 upon implementation. The adoption had the effect of reducing net income by $5,474,000 ($0.15 per share).

     Other pronouncements issued by the Financial Accounting Standards Board with future effective dates are either not applicable or not material to the consolidated financial statements of the Company.

  Earnings per Share

     Earnings per common share are computed based on the weighted average number of shares outstanding, excluding shares of the employee stock ownership plan that have not been committed to be released. Net income is reduced for preferred dividends. See Note 6 of Notes to Consolidated Financial Statements for further discussion.

  Financial Statement Presentation

     Certain reclassifications have been made to the financial statements for the years ended 1995 and 1994 to conform with the current year's presentation.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

2. RECEIVABLES

     A summary of receivables follows:

                                                                          YEAR ENDED
                                                                   ------------------------
                                                                     1996           1995
                                                                   ---------      ---------
                                                                        (IN THOUSANDS)
    Trade accounts receivable.................................     $  16,885      $  12,527
    Mortgage and note receivables, net of discount............        54,802         78,499
    Note receivable and accrued interest from Three SAC.......       105,327         65,255
    Premiums and agents' balances in course of collection.....        38,345         33,150
    Reinsurance recoverable...................................        83,261         84,270
    Accrued investment income.................................        15,243         13,377
    Independent dealer receivable.............................        11,189          8,749
    Other receivables.........................................        18,800         20,564
                                                                    --------       --------
                                                                     343,852        316,391
    Less allowance for doubtful accounts......................         3,288          4,639
                                                                    --------       --------
                                                                   $ 340,564      $ 311,752
                                                                    ========       ========

     During fiscal 1996, a subsidiary of the Company received principal payments of $1,214,000, interest payments of $5,905,000 and management fees of $943,000 from SAC Self-Storage Corporation (SAC). Mark V. Shoen, a major stockholder, director and officer of the Company owned all of the issued and outstanding voting common stock of SAC. SAC Non-Business Trust holds the non-voting common stock. During fiscal 1995, a subsidiary of the Company made a loan to SAC in the total principal amount of $54,671,000 for the purchase of 44 self-storage properties by SAC. Of the 44 SAC properties, SAC acquired 24 from the Company or its subsidiaries at a purchase price equal to the Company's acquisition cost plus capitalized costs. Such properties are currently being managed by the Company pursuant to a management agreement, under which the Company receives a management fee equal to 6% of the gross receipts from the properties. The management fee percentage is consistent with the fee received by the Company for other properties managed by the Company. The SAC loan consists of a senior note and a junior note with outstanding balances at March 31, 1996 of $44,286,000 and $9,170,000, respectively, bearing interest rates of 8.25% and 13.0%, respectively. The largest aggregate amount outstanding during the year was $54,671,000.

     During fiscal 1996, a subsidiary of the Company received principal payments of $591,000, interest payments of $2,546,000 and management fees of $170,000 from TWO SAC Self-Storage Corporation (TWO SAC). Mark V. Shoen, a major stockholder, director and officer of the Company owned all of the issued and outstanding voting common stock of TWO SAC. SAC Non-Business Trust holds the non-voting common stock. During fiscal 1996 and 1995, a subsidiary of the Company funded a loan to TWO SAC in the total principal amount of $51,168,000 for the purchase of 38 self-storage properties. Of the 38 TWO SAC properties, TWO SAC acquired 27 from the Company or its subsidiaries at a purchase price equal to the Company's acquisition cost plus capitalized costs. Such properties are currently managed by the Company pursuant to a management agreement, under which the Company receives a management fee equal to 6% of the gross receipts from the properties. The management fee percentage is consistent with the fee received by the Company for other properties managed by the Company. The TWO SAC Loan consists of a senior note and a junior note with outstanding balances at March 31, 1996

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

of $43,532,000 and $7,637,000, respectively, bearing interest rates of 8.25% and 13.0%, respectively. The largest aggregate amount outstanding during the year was $51,168,000.

     On March 5, 1996, SAC and TWO SAC merged to form a new corporation, Three SAC Self-Storage Corporation (Three SAC). Three SAC's voting common stock is owned by SAC Holding Corporation (SAC Holding) and the non-voting preferred stock is owned by SAC Non-Business Trust. The voting common stock of SAC Holding is held by Mark V. Shoen, a major stockholder, director and officer of the Company. Subsequent to year end, a subsidiary of the Company received principal payments of $348,000, interest payments of $1,544,000 and management fees of $492,000 from Three SAC.

     The SAC Non-Business Trust dated as of May 24, 1995 with IBJ Schroder Bank & Trust Company as Trustee, owns all of the issued and outstanding non-voting preferred stock of Three SAC. Three SAC is capitalized with a contribution of 184,000 shares of Mark V. Shoen's AMERCO common stock. Three SAC has indicated to the Company that it intends, after reserving sufficient funds for expenses and other reasonable amounts, to distribute any remaining Three SAC funds to the SAC Non-Business Trust. The SAC Non-Business Trust is required to distribute funds to its Beneficiary, which must be a non-profit entity benefiting the college age children of the Company's employees. At present, the Beneficiary is the U-Haul Scholarship Foundation, which exists to award scholarships to the children of the Company's qualifying employees. All scholarships will be awarded on behalf of the U-Haul Scholarship Foundation by an independent panel of educators.

     Subsequent to year end, a subsidiary of the Company funded the purchase of five properties by Four SAC Self-Storage Corporation (Four SAC) for an amount of approximately $5,630,000. Four SAC is owned by SAC Holding. The voting common stock of SAC Holding is held by Mark V. Shoen, a major stockholder, director, and officer of the Company. Four SAC acquired one property from a subsidiary of the Company at a purchase price equal to the Company's acquisition cost plus capitalized costs. Such properties are currently managed by the Company for which the Company will receive a management fee equal to 6% of the gross receipts from the properties. The management fee percentage is consistent with the fee received by the Company for other properties managed by the Company.

     Management believes that the foregoing transactions were consummated on terms equivalent to those that prevail in arm's-length transactions.

3. INVENTORIES

     A summary of inventory components follows:

                                                                           YEAR ENDED
                                                                     ----------------------
                                                                       1996          1995
                                                                     --------      --------
                                                                         (IN THOUSANDS)
    Trailers and truck parts and accessories....................     $ 23,609      $ 31,636
    Moving aids and promotional items...........................        9,488         7,127
    Hitches and towing components...............................       12,756        11,516
    Other.......................................................           38            58
                                                                      -------       -------
                                                                     $ 45,891      $ 50,337
                                                                      =======       =======

     Certain general and administrative expenses are allocated to ending inventories. Such costs remaining in inventory at fiscal years ended 1996, 1995 and 1994 are estimated at $6,773,000, $6,848,000 and $7,679,000, respectively.
For the fiscal years ended March 31, 1996, 1995 and 1994,

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

aggregate general and administrative costs were $427,234,000, $377,471,000 and $430,209,000, respectively.

     LIFO inventories, which represent approximately 97% and 98% of total inventories at March 31, 1996 and 1995, respectively, would have been $4,166,000 and $3,657,000 greater at March 31, 1996 and 1995, respectively, if the consolidated group had used the FIFO method.

4. INVESTMENTS

     Major categories of net investment income consists of the following:

                                                                     DECEMBER 31,
                                                         ------------------------------------
                                                           1995          1994          1993
                                                         --------      --------      --------
                                                                    (IN THOUSANDS)
    Fixed maturities................................     $ 59,992      $ 53,236      $ 52,903
    Real estate.....................................          727           223           142
    Policy loans....................................          554           604           609
    Mortgage loans..................................        7,887         5,338         4,669
    Short-term, amounts held by ceding reinsurers,
      net and other investments.....................        1,601         2,064           874
                                                          -------       -------       -------
    Investment income...............................       70,761        61,465        59,197
    Less investment expenses........................       24,772        19,380        20,390
                                                          -------       -------       -------
    Net investment income...........................     $ 45,989      $ 42,085      $ 38,807
                                                          =======       =======       =======

     A comparison of amortized cost to estimated fair value for fixed maturities is as follows:

DECEMBER 31, 1995

                                      PAR VALUE                     GROSS          GROSS        ESTIMATED
                                      OR NUMBER     AMORTIZED     UNREALIZED     UNREALIZED      MARKET
                                      OF SHARES       COST          GAINS          LOSSES         VALUE
                                      ---------     ---------     ----------     ----------     ---------
                                                                (IN THOUSANDS)
Consolidated Held-to-Maturity
U.S. treasury securities and
  government obligations..........    $  18,355     $  18,271      $  2,108       $     (1)     $  20,378
U.S. government agency
  mortgage-backed securities......    $  60,376        59,912         1,348         (2,211)        59,049
Obligations of states and
  political subdivisions..........    $  34,300        33,983         1,742            (34)        35,691
Corporate securities..............    $ 192,334       197,475         6,102           (675)       202,902
Mortgage-backed securities........    $ 110,561       108,827         2,884         (1,013)       110,698
Redeemable preferred stocks.......          170         5,210           470             (4)         5,676
                                                     --------       -------       --------       --------
                                                      423,678        14,654         (3,938)       434,394
                                                     --------       -------       --------       --------

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

DECEMBER 31, 1995

                                                                      GROSS        GROSS      ESTIMATED
                                                        AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                            PAR VALUE     COST        GAINS        LOSSES       VALUE
                                            ---------   ---------   ----------   ----------   ---------
                                                                  (IN THOUSANDS)
Consolidated Available-for-Sale
U.S. treasury securities and government
  obligations.............................  $  11,685   $  11,789    $  1,572    $       --   $  13,361
U.S. government agency mortgage-backed
  securities..............................  $  20,711      20,713         637           (39)     21,311
States, municipalities and political
  subdivisions............................  $  10,400      10,581         660          (151)     11,090
Corporate securities......................  $ 319,611     324,804      14,595          (610)    338,789
Mortgage-backed securities................  $  68,857      68,289       3,465          (281)     71,473
                                                         --------     -------      --------    --------
                                                          436,176      20,929        (1,081)    456,024
                                                         --------     -------      --------    --------
     Total................................              $ 859,854    $ 35,583    $   (5,019)  $ 890,418
                                                         ========     =======      ========    ========

DECEMBER 31, 1994

                                            PAR VALUE                 GROSS        GROSS      ESTIMATED
                                            OR NUMBER   AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                            OF SHARES     COST        GAINS        LOSSES       VALUE
                                            ---------   ---------   ----------   ----------   ---------
                                                                  (IN THOUSANDS)
Consolidated Held-to-Maturity
U.S. treasury securities and government
  obligations.............................  $  28,157   $  26,986    $    415    $     (407)  $  26,994
U.S. government agency mortgage-backed
  securities..............................  $  52,394      52,081         207        (6,414)     45,874
Obligations of states and political
  subdivisions............................  $  32,285      31,941       1,822          (359)     33,404
Corporate securities......................  $ 223,825     231,873         898        (6,108)    226,663
Mortgage-backed securities................  $ 110,785     107,150         382        (9,371)     98,161
Redeemable preferred stocks...............         35       2,093         266            --       2,359
                                                         --------     -------      --------    --------
                                                          452,124       3,990       (22,659)    433,455
                                                         --------     -------      --------    --------

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

DECEMBER 31, 1994

                                                                      GROSS        GROSS      ESTIMATED
                                                        AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                            PAR VALUE     COST        GAINS        LOSSES       VALUE
                                            ---------   ---------   ----------   ----------   ---------
                                                                  (IN THOUSANDS)
Consolidated Available-for-Sale
U.S. treasury securities and government
  obligations.............................  $   9,685   $   9,801    $    430    $      (32)  $  10,199
U.S. government agency mortgage-backed
  securities..............................  $   8,982       8,868         602           (84)      9,386
States, municipalities and political
  subdivisions............................  $   3,325       3,610          --           (47)      3,563
Foreign government securities.............  $   2,500       2,534          28           (17)      2,545
Corporate securities......................  $ 210,184     211,495         864        (8,419)    203,940
Mortgage-backed securities................  $  26,699      26,528         126        (2,983)     23,671
                                                         --------      ------      --------    --------
                                                          262,836       2,050       (11,582)    253,304
                                                         --------      ------      --------    --------
     Total................................              $ 714,960    $  6,040    $  (34,241)  $ 686,759
                                                         ========      ======      ========    ========

     Fixed maturities fair value are based on publicly quoted market prices at the close of trading December 31, 1995 or December 31, 1994, as appropriate.

     The amortized cost and estimated market value of debt securities by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

DECEMBER 31, 1995

                                                                   AMORTIZED      ESTIMATED
                                                                     COST         FAIR VALUE
                                                                   ---------      ----------
                                                                        (IN THOUSANDS)
    Consolidated Held-to-Maturity
    Due in one year or less...................................     $  24,214      $   24,539
    Due after one year through five years.....................        90,889          93,853
    Due after five years through ten years....................       120,876         124,950
    After ten years...........................................        13,750          15,629
                                                                    --------        --------
                                                                     249,729         258,971
    Mortgage-backed securities................................       168,739         169,747
    Redeemable preferred stock................................         5,210           5,676
                                                                    --------        --------
                                                                     423,678         434,394
                                                                    --------        --------

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

DECEMBER 31, 1995

                                                                       AMORTIZED      ESTIMATED
                                                                         COST         FAIR VALUE
                                                                       ---------      ----------
                                                                            (IN THOUSANDS)
Consolidated Available-for-sale
Due in one year or less...........................................        14,692          14,812
Due after one year through five years.............................       136,290         140,347
Due after five years through ten years............................       159,537         168,771
After ten years...................................................        36,655          39,310
                                                                        --------        --------
                                                                         347,174         363,240
Mortgage-backed securities........................................        89,002          92,784
                                                                        --------        --------
                                                                         436,176         456,024
                                                                        --------        --------
     Total........................................................     $ 859,854      $  890,418
                                                                        ========        ========

DECEMBER 31, 1994

                                                                       AMORTIZED      ESTIMATED
                                                                         COST         FAIR VALUE
                                                                       ---------      ----------
                                                                            (IN THOUSANDS)
Consolidated Held-to-Maturity
Due in one year or less...........................................     $  27,181      $   27,037
Due after one year through five years.............................       155,096         155,296
Due after five years through ten years............................        90,897          87,159
After ten years...................................................        17,626          17,569
                                                                        --------        --------
                                                                         290,800         287,061
Mortgage-backed securities........................................       159,231         144,035
Redeemable preferred stock........................................         2,093           2,359
                                                                        --------        --------
                                                                         452,124         433,455
                                                                        --------        --------

DECEMBER 31, 1994

                                                                       AMORTIZED      ESTIMATED
                                                                         COST         FAIR VALUE
                                                                       ---------      ----------
                                                                            (IN THOUSANDS)
Consolidated Available-for-sale
Due in one year or less...........................................        12,609          12,596
Due after one year through five years.............................        80,128          78,286
Due after five years through ten years............................       129,496         123,999
After ten years...................................................         5,207           5,366
                                                                        --------        --------
                                                                         227,440         220,247
Mortgage-backed securities........................................        35,396          33,057
                                                                        --------        --------
                                                                         262,836         253,304
                                                                        --------        --------
     Total........................................................     $ 714,960      $  686,759
                                                                        ========        ========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     Proceeds from sales of investments in debt securities during 1995 and 1994 were $101,565,000 and $71,242,000, respectively. Gross gains of $4,498,000 and
$1,447,000 and gross losses of $419,000 and $332,000 were realized on those sales during 1995 and 1994, respectively. Proceeds from maturities and early redemptions of investments in debt securities during 1995 and 1994 were $86,612,000 and $117,233,000. Gross gains of $257,000 and $633,000 and gross losses of $471,000 and $510,000 were realized on these securities during 1995 and 1994, respectively.

     At December 31, 1995 and 1994 fixed maturities include bonds with an amortized cost of $18,015,000 and $16,775,000, respectively, on deposit with insurance regulatory authorities to meet statutory requirements.

     Investments, other consists of the following:

                                                                          YEAR ENDED
                                                                   ------------------------
                                                                     1996           1995
                                                                   ---------      ---------
                                                                        (IN THOUSANDS)
    Short-term investments....................................     $  17,671      $  26,841
    Mortgage loans............................................        73,152         79,498
    Real estate, foreclosed properties........................        19,591         11,464
    U.S. government security mutual fund......................         5,883          5,883
    Policy loans..............................................         9,372         10,095
    Other.....................................................           918          1,439
                                                                    --------       --------
                                                                   $ 126,587      $ 135,220
                                                                    ========       ========

     Real estate held for investment, net of accumulated depreciation of $325,000 in 1995 and $357,000 in 1994, is comprised of land, buildings and building improvements. Depreciation on buildings is computed using the straight-line method. The general range of useful lives for buildings is 15 to 40 years. Depreciation on building improvements is computed utilizing the straight-line method or an accelerated method over the range of useful lives of 10 to 15 years.

     At December 31, 1995 and 1994, mortgage notes held by Ponderosa with a book value of $73,152,000 and $79,498,000, respectively, were outstanding. The estimated fair value of the notes at December 31, 1995 and 1994 was $81,924,000 and $86,132,000, respectively. The estimated fair values were determined using the discounted cash flow method, using interest rates currently offered for similar loans to borrowers with similar credit ratings. Ponderosa's investment in mortgage loans, included as a component of investments, are reported net of allowance for possible losses of $525,000 in both 1995 and 1994.

     Short-term investments consists primarily of fixed maturities with a maturity of less than one year from acquisition date. Mortgage loans, representing first lien mortgages held by the insurance subsidiaries, are carried at unpaid balances, less allowance for possible losses any unamortized premium or discount. Real estate obtained through foreclosures and held for sale is carried at the lower of cost or net realizable value. U.S. government securities mutual fund is carried at cost which approximates market. Policy loans are carried at their unpaid balance.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

5. NOTES AND LOANS PAYABLE

     Notes and loans payable consist of the following:

                                                                          YEAR ENDED
                                                                   ------------------------
                                                                     1996           1995
                                                                   ---------      ---------
                                                                        (IN THOUSANDS)
    Short-term borrowings.....................................     $  73,000      $  33,500
    Notes payable to banks under revolving lines of credit,
      unsecured 5.61% to 6.18% interest rates,................       338,000        293,000
    Medium-term notes payable, unsecured 8.55% to 11.50%
      interest rates, due through 2000........................        95,050        169,270
    Notes payable to insurance companies, unsecured 5.89% to
      10.27% interest rates, due through 2006.................       339,000        270,000
    Notes payable to banks, unsecured 4.69% to 7.54% interest
      rates, due through 2001.................................        84,100        111,700
    Notes and Mortgages payable, secured 6.10% to 10.00%
      interest rates, due through 2016........................        68,984          3,660
    Other notes payable, unsecured 9.50% interest rate, due
      through 2005............................................            86             92
                                                                    --------       --------
                                                                   $ 998,220      $ 881,222
                                                                    ========       ========

     Notes and mortgages payable are secured by land and buildings at various locations which carry a net book value of $85,663,000 at March 31, 1996.

     Revolving credit loans (long-term) are available from participating banks under an agreement which provides for a total credit line of $365,000,000 through the expiration date of the revolving term of June 1, 1998. The Company may elect to borrow under the credit agreement in the form of Eurodollar borrowings or domestic dollar borrowings. Depending on the form of borrowing elected, interest will be based on the prime rate, the certificate of deposit rate, the federal funds effective rate or the interbank offering rate and in addition, margin interest rates will be charged. Loans may also be at a fixed rate based upon the discretion of the borrower and lender. At March 31, 1996, the weighted average interest rate on borrowings outstanding was 5.73%.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     Facility fees, which are based upon the amount of credit line, aggregated $977,000 and $901,000 for 1996 and 1995, respectively. As of March 31, 1996, loans outstanding under the revolving credit line totaled $338,000,000. Management intends to refinance the borrowings on a long-term basis by either replacing them with long-term obligations, renewing or extending them.

                                                                    YEAR ENDED
                                                      ---------------------------------------
                                                        1996           1995           1994
                                                      ---------      ---------      ---------
                                                                   (IN THOUSANDS)
    A summary of revolving credit activity
      follows:
    Weighted average interest rate
      during the year............................         6.20%          5.62%          3.62%
      at year end................................         5.73%          6.48%          3.93%
    Maximum amount outstanding during the year...     $ 343,000      $ 293,000      $ 159,750
    Average amount outstanding during the year...     $ 281,750      $ 191,146      $  67,354
    A summary of notes payable follows:
    Weighted average interest rate:
      during the year............................         6.26%          5.25%          3.80%
      at year end................................         5.93%          6.44%          4.04%
    Maximum amount outstanding during the year...     $  73,000      $ 135,000      $  50,000
    Average amount outstanding during the year...     $  37,583      $  46,604      $  11,380

     AMERCO has committed lines of credit with various banks totaling $550,000,000 and uncommitted lines of credit of $62,575,000 at March 31, 1996.

     The Company has executed interest rate swap agreements (SWAPS) to potentially mitigate the impact of changes in interest rates on its floating rate debt. These agreements effectively change the Company's interest rate exposure on $168,000,000 of floating rate notes to a weighted average fixed rate of 7.51%. The SWAP's mature at the time the related notes mature. During the year a SWAP with a notional value of $25,000,000 matured. Incremental interest expense associated with SWAP activity was $2,959,000, $7,092,000, and $11,989,000 during 1996, 1995 and 1994, respectively.

     Certain of the Company's credit agreements contain restrictive financial and other covenants, including, among others, covenants with respect to incurring additional indebtedness, maintaining certain financial ratios, and placing certain additional liens on its properties and assets. At March 31, 1996, the Company was in compliance with these covenants.

     In May 1996, the Company issued $175,000,000 of 7.85% Senior Notes Due May 15, 2003. The Company intends to apply the net proceeds from the sale of the notes to pay down, at maturity, a portion of the Company's long-term debt.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     The annual maturities of long-term debt for the next five years, (if the revolving credit lines are outstanding to maturity) adjusted for the transaction referred to in the immediately preceding paragraph, are presented in the table below:

                                                            YEAR ENDED
                                 -----------------------------------------------------------------
                                   1997          1998          1999          2000          2001
                                 ---------     ---------     ---------     ---------     ---------
                                                          (IN THOUSANDS)
    Mortgages................    $     292     $     507     $     432     $     195     $     276
    Medium-Term and Other
      Notes..................       66,807        14,258        11,009         3,010            11
    Insurance Placements.....       63,833        45,762        50,762        19,429        24,429
    Bank Placements..........       21,600         1,600        40,900        24,818        24,818
    Revolving Credit.........           --            --       163,000            --            --
                                  --------      --------      --------      --------      --------
                                 $ 152,532     $  62,127     $ 266,103     $  47,452     $  49,534
                                  ========      ========      ========      ========      ========

6. STOCKHOLDERS' EQUITY

     In October 1992, the stockholders approved an amendment to the Company's Articles of Incorporation to increase the authorized capital stock of the Company to a total of 350,000,000 shares from 65,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. The increased capital stock consists of 150,000,000 shares of Common Stock, 150,000,000 shares of Serial Common Stock and 50,000,000 shares of Preferred Stock. The Board of Directors (the Board) may authorize the Serial Common Stock to be issued in such series and on such terms as the Board shall determine. The amendment also clarifies the voting rights of the Preferred Stock and allows the issuance of Preferred Stock with or without par value.

     In October 1993, the Company issued 6,100,000 shares of 8.5% cumulative, no par, non-voting preferred stock. The preferred stock is not convertible into, or exchangeable for, shares of any other class or classes of stock of the Company. Dividends are payable quarterly in arrears and have priority as to dividends over the Company's common stock. The preferred stock is not redeemable prior to December 1, 2000. On or after December 1, 2000, the Company, at its option, may redeem all or part of the preferred stock, for cash at $25.00 per share plus accrued and unpaid dividends to the redemption date.

     On February 1, 1994, the Company entered into Exchange Agreements with Mark
V. Shoen and James P. Shoen. Pursuant to the exchange agreements, in exchange for 3,475,520 and 2,278,814 shares of common stock owned by Mark V. Shoen and James P. Shoen, Mark V. Shoen and James P. Shoen received 3,475,520 and 2,278,814 shares of Series A common stock, respectively. The common stock and the Series A common stock possess identical rights and privileges.

     On April 13, 1994, the Company and Edward J. Shoen entered into an Agreement in Principle pursuant to which the Company agreed to acquire all of the outstanding capital stock of EJOS, Inc., all of which stock was held by Edward J. Shoen and a certain irrevocable trust established by Edward J. Shoen, in exchange for the same number of shares of the Company's common stock as were held by EJOS, Inc. In exchange for EJOS, Inc.'s capital stock, Edward J. Shoen and the irrevocable trust established by Edward J. Shoen received 3,483,681 and 559,443 shares of the Company's common stock, respectively. The exchange described above was effected in accordance with the terms of an Agreement and Plan of Exchange of Shares of EJOS, Inc. and AMERCO, dated May 18, 1994, among EJOS, Inc., the Company, Edward J. Shoen, and the irrevocable trust established by Edward J. Shoen. Edward J. Shoen is a major stockholder, Chairman of the Board, and President of the Company.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     On August 24, 1994, the Company entered into an Exchange Agreement with Edward J. Shoen, the Company's Chairman of the Board and President. Pursuant to the exchange agreement, in exchange for 3,483,681 shares of common stock owned by Edward J. Shoen, Edward J. Shoen received 3,483,681 shares of Series A common stock. The common stock and the Series A common stock possess identical rights and privileges.

     On November 28, 1994, the Company entered into an Exchange Agreement with Mark V. Shoen, a director and major stockholder of the Company. Pursuant to the exchange agreement, in exchange for 3,475,520 shares of Series A common stock owned by Mark V. Shoen, Mark V. Shoen received 3,475,520 shares of common stock. The common stock and the Series A common stock possess identical rights and privileges.

     On May 31, 1995, the Company purchased 45,000 shares of the Company's Common Stock from Paul F. Shoen, a major stockholder of the Company, for $996,000 or $22.125 per share. The transaction was effected on Nasdaq. Paul F. Shoen is the brother of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On October 18, 1995, pursuant to a judgment in the Shoen Litigation, the Company repurchased 3,343,076 shares of Common Stock held by Maran, Inc. in exchange for approximately $22,733,000 and entered into a Settlement Agreement with Mary Anna Shoen Eaton (Shoen Eaton) whereby in exchange for approximately $41,352,000, Shoen Eaton released the Director-Defendants and the Company from any liability relating to the Shoen Litigation. Shoen Eaton owns all the voting stock of Maran, Inc. and is the sister of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On January 30, 1996, pursuant to a judgment in the Shoen Litigation, the Company repurchased 833,420 shares of Common Stock held by L.S.S., Inc. (L.S.S.) in exchange for approximately $5,667,000 and funded damages to L.S. Shoen of approximately $15,433,000. The Company also funded a total of approximately $2,018,000 of statutory post-judgment interest on the above amounts. L.S. Shoen owns all the voting stock of L.S.S. and is the father of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On February 7, 1996, pursuant to a judgment in the Shoen Litigation, the Company repurchased 1,651,644 shares of Common Stock held by Thermar, Inc. (Thermar) by paying approximately $41,785,000, including damages. The Company also paid to Thermar approximately $4,110,000 of statutory post-judgment interest on such amount. Thermar's major stockholder, Theresa M. Romero, is the sister of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     The above treasury share transactions were recorded net of tax of $34,938,000.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

7. INCOME TAXES

     The components of the consolidated expense for income taxes applicable to operations are as follows:

                                                                    YEAR ENDED
                                                      ---------------------------------------
                                                        1996           1995           1994
                                                      ---------      ---------      ---------
                                                                  (IN THOUSANDS)
    Current:
      Federal......................................   $      --      $  12,629      $   2,112
      State........................................         637          1,038            185
    Deferred:
      Federal......................................      33,790         19,678         16,365
      State                                               1,405             79          1,191
                                                       --------       --------       --------
                                                      $  35,832      $  33,424      $  19,853
                                                       ========       ========       ========

     Deferred tax liabilities (assets) are comprised as follows:

                                                                    YEAR ENDED
                                                      ---------------------------------------
                                                        1996           1995           1994
                                                      ---------      ---------      ---------
                                                                  (IN THOUSANDS)
    Accelerated depreciation of:
      property, plant and equipment................   $ 184,402      $ 155,756      $ 145,391
    Benefit of tax NOL and credit carryforwards....     (89,798)       (64,076)       (74,905)
    Rental equipment overhaul costs amortized......         169            419            751
    Deferred inventory adjustments.................      (2,581)          (103)        (1,177)
    Deferred acquisition costs.....................      17,137         15,720         15,361
    Deferred gain from intercompany transactions...       1,141            459           (894)
    Bad debt expense...............................        (334)        (1,935)        (1,635)
    Accrued expense on future dealer benefits......      (4,356)        (3,451)        (3,347)
    Accrued vacation and sick-pay..................      (1,663)        (1,338)        (1,182)
    Customer deposit liability.....................      (3,790)        (2,884)        (2,375)
    Deferred revenue from sale/leaseback...........        (150)          (437)        (1,357)
    Accrued retirement expense.....................      (2,494)        (2,279)        (1,755)
    Policy benefits and losses, claims and loss
      expenses payable.............................     (26,600)       (24,671)       (24,022)
    Other..........................................      (2,344)        (2,455)          (283)
                                                       --------       --------       --------
      Total........................................   $  68,739      $  68,725      $  48,571
                                                       ========       ========       ========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

                                                                    YEAR ENDED
                                                      ---------------------------------------
                                                        1996           1995           1994
                                                      ---------      ---------      ---------
                                                                   (IN THOUSANDS)
    Balance comprised of:
      Deferred tax assets..........................   $   4,571      $   2,312      $   2,220
      Deferred tax liability.......................      73,310         71,037         50,791
                                                        -------        -------        -------
    Net deferred taxes.............................   $  68,739      $  68,725      $  48,571
                                                        =======        =======        =======

     Actual tax expense reported on earnings from operations differs from the "expected" tax expense amount (computed by applying the United States federal corporate tax rate of 35% in 1996, 1995 and 1994) as follows:

                                                                       YEAR ENDED
                                                           -----------------------------------
                                                             1996         1995         1994
                                                           ---------    ---------    ---------
                                                                      (IN THOUSANDS)
    Computed "expected" tax expense.....................   $  33,679    $  32,696    $  23,276
    Increases (reductions) in taxes resulting from:
      Tax-exempt interest income........................        (714)      (1,243)      (1,525)
      Dividends received deduction......................          --          (62)        (101)
      Net reinsurance effect............................          --          120          120
      Canadian subsidiary income tax (expense) benefit
         unrealized.....................................      (1,235)      (1,078)        (204)
      True-up of prior year estimated current tax.......       2,112        1,030       (1,327)
      Federal tax benefit of state and local taxes......        (223)        (391)        (482)
      Other.............................................       1,576        1,235       (1,280)
                                                             -------      -------      -------
         Actual federal tax expense.....................      35,195       32,307       18,477
      State and local income tax expense................         637        1,117        1,376
                                                             -------      -------      -------
         Actual tax expense of operations...............   $  35,832    $  33,424    $  19,853
                                                             =======      =======      =======

     Under the provisions of the Tax Reform Act of 1984 (the Act), the balance in Oxford's account designated "Policyholders' Surplus Account" is frozen at its December 31, 1983 balance of $19,251,000. Federal income taxes (Phase III) will be payable thereon at applicable current rates if amounts in this account are distributed to the stockholder or to the extent the account exceeds a prescribed maximum. Oxford did not incur a Phase III liability for the years ended December 31, 1995, 1994 and 1993.

     The Internal Revenue Service has examined AMERCO's income tax returns for the years ended 1990 and 1991. All agreed issues have been provided for in the financial statements including the application of such adjustments to open years. The tax effect of the unagreed issues will not have a material impact on the financial statements.

     At year-end 1996 AMERCO and RWIC have non-life net operating loss carryforwards available to offset taxable income in future years of $181,779,000 for tax purposes. These carryforwards expire in 2003 through 2011. AMERCO has alternative minimum tax credit carry forwards of $15,214,000 which do not have an expiration date, but may only be utilized in years in which regular tax exceeds alternative minimum tax. The use of certain carryforwards may be limited or prohibited if a reorganization or other change in corporate ownership were to occur.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     Provision for federal income taxes has not been made for the difference between the Company's book and tax bases of its investment in Ponderosa, since the Company believes such difference to be permanent in duration.

     During 1994, Oxford dividended their investment in RWIC common stock to Ponderosa at its book value. As a result of such dividend, a deferred intercompany gain arose due to the difference between the book value and fair value of such common stock. However, such gain can only be triggered if certain events occur. To date, no events have occurred which would trigger such gain recognition. No deferred taxes have been provided in the accompanying consolidated financial statements as management believes that no events have occurred to trigger such gain.

8. TRANSACTIONS WITH FLEET OWNERS AND OTHER RENTAL EQUIPMENT OWNERS

     Fleet Owners (independent rental equipment owners) own approximately 15% of all U-Haul rental trailers, .03% of all U-Haul rental trucks and certain other rental equipment. There are over 5,300 fleet owners, including certain officers, directors, employees and stockholders of the Company. All rental equipment is operated under contract with U-Haul, a wholly-owned subsidiary of AMERCO, whereby U-Haul administers the operations and marketing of such equipment and in return receives a percentage of rental fees paid by customers. AMERCO guarantees performance of these contracts. Based on the terms of various contracts, rental fees are distributed to the subsidiaries of AMERCO (for services as operators), to the fleet owners (including certain subsidiaries and related parties of AMERCO) and to Rental Dealers (including Company-operated U-Haul Centers).

     The Company owns over 99% of all general rental items and the remainder of the rental equipment is consigned to AMERCO and its consolidated subsidiaries. The equipment is operated under various contracts with subsidiaries of AMERCO, whereby the consolidated group administers the operations and marketing of the equipment. In return the investors receive a percentage of the rental fees paid by customers.

     Oxford reinsures short-term accidental death and medical insurance risks for customers who rent vehicles owned by the Company and fleet owners. Premiums earned were $1,600,000, $1,556,000 and $1,428,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     RWIC insures and reinsures general liability, auto liability, and workers' compensation coverage for member companies of the consolidated group. Premiums earned by RWIC on these policies were $12,669,000, $20,575,000 and $18,798,000 during the years ended December 31, 1995, 1994 and 1993, respectively, and were eliminated in consolidation.

     RWIC insures and reinsures certain risks of U-Haul customers and independent fleet owners. Premiums earned on these policies were $43,400,000, $39,300,000 and $32,800,000 during the years ended December 31, 1995, 1994 and
1993, respectively.

9. DEALER FINANCIAL SECURITY PLAN

     In September 1984, the Company adopted an unfunded dealer financial security plan (the Security Plan) for its independent dealers and their key employees who elected to enroll in the plan. Subsequent to the initial enrollment in the Security Plan, the Company suspended the plan to additional enrollees. Under the Security Plan, deductions are made from dealer commissions in return for future benefits including death, disability and retirement benefits. These benefits are paid directly from the general assets of the Company. Life insurance is carried on each Security Plan participant in favor of the Company to indirectly fund future benefit payments. Total deductions withheld from commissions were

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

$142,000, $466,000 and $613,000 for the years ended 1996, 1995, and 1994 respectively. Total insurance premium expense amounted to $1,264,000, $1,294,000 and $1,304,000 for the years ended 1996, 1995 and 1994 respectively. Benefits paid under the Security Plan for the years ended 1996, 1995 and 1994 were not material.

10. EMPLOYEE BENEFIT PLANS

     AMERCO and its subsidiaries participate in the AMERCO Employee Savings, Profit Sharing and Employee Stock Ownership Plan (the Plan) which is designed to provide all eligible employees with savings for their retirement and to acquire a proprietary interest in the Company.

     The Plan has three separate features: a profit sharing feature (the Profit Sharing Plan) under which the Employer may make contributions on behalf of participants; a savings feature (the Savings Plan) which allows participants to defer income under Section 401(k) of the Internal Revenue Code of 1986; and an employee stock ownership feature (the ESOP) under which the Company may make contributions of AMERCO common stock or cash to acquire such stock on behalf of participants. Generally, employees of the Company are eligible to participate in the Plan upon completion of a one year service requirement.

     At its discretion, profits of such amounts as determined by the Board of Directors (which shall not exceed the amounts that are deductible under the Internal Revenue Code) may be contributed to the Profit Sharing Plan at the end of each Plan year to a designated trustee and administered and applied in accordance with the terms of the trust agreement. The Company did not contribute to the Profit Sharing Plan during the years ended 1996, 1995 and 1994.

     Under the Savings Plan, an employee may make pre-tax contributions of up to eighteen percent of base salary. Participants are immediately vested in all contributions plus actual earnings thereon.

     The ESOP is designed to enable eligible employees to acquire a proprietary interest in the Company. The Company may, in its sole and absolute discretion, elect to contribute to the trust fund amounts to be used by the ESOP trustee to purchase shares of the $0.25 par value common stock of the Company and/or the Company may contribute stock directly to the trust fund.

     To fund the ESOP trust (ESOT), the Company borrowed $16,000,000 repayable over ten years in annual installments of $1,600,000 beginning December 1989. Proceeds of this borrowing were loaned to the ESOT on the same terms and are used by the ESOT to purchase shares of AMERCO common stock. Interest payments under this agreement were $309,000, $313,000, and $253,000 for 1996, 1995 and
1994, respectively. As of March 31, 1996, $4,100,000 is outstanding under this agreement.

     To fund additional purchases of the Company stock, in May 1990 the ESOT borrowed $1,172,000 from the Company repayable over ten years under a stock pledge agreement. The interest rate is based upon the average interest rate paid by the Company. Interest payments under this agreement were $59,000, $72,000, and $90,000 for 1996, 1995 and 1994, respectively. As of March 31, 1996, $586,000 is outstanding under this agreement.

     During fiscal year 1991, the Company executed an additional stock pledge agreement with the ESOT to make loans available in an aggregate principal amount equal to $10,000,000 over a five year commitment period. In April 1994 the ESOT modified the 1991 agreement to increase the commitment from $10,000,000 to $20,000,000 and extend the commitment period an additional five years. Borrowings under the agreement are repaid based upon a twenty year amortization period. Interest is based upon the average rate paid by AMERCO under all promissory notes, commercial paper and other evidences of indebtedness issued by AMERCO and outstanding as of the date the rate is to be

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

calculated. Under this agreement, $18,643,000 is outstanding at March 31, 1996. Interest payments under this agreement were $1,131,000, $745,000, and $474,000 for 1996, 1995 and 1994, respectively.

     Shares are released from collateral and allocated to active employees based on the proportion of debt service paid in the plan year. Contributions to the ESOT charged to expense were $2,904,000, $2,571,000, and $2,269,000 for the years ended 1996, 1995 and 1994, respectively.

     Effective April 1, 1994, the Company adopted Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans" for shares purchased subsequent to December 31, 1992. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares purchased after December 31, 1992 are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

     Shares purchased prior to December 31, 1992 are not accounted for under the above guidance. Dividends are recorded as a reduction of retained earnings, shares are considered outstanding for earnings-per-share calculations, and compensation expense is based upon debt service.

     The ESOP shares as of March 31 were as follows:

                                                                               SHARES ISSUED
                                                  SHARES ISSUED PRIOR          SUBSEQUENT TO
                                                   TO DECEMBER, 1992          DECEMBER, 1992
                                                 ---------------------     ---------------------
                                                   1996         1995         1996         1995
                                                 --------     --------     --------     --------
                                                    (IN THOUSANDS)             (IN THOUSANDS)
    Allocated shares.........................       1,367        1,233           43           13
    Shares committed to be released..........          --           --           11            8
    Unreleased shares........................         980        1,211          783          594
                                                   ------      -------      -------      -------
    Total ESOP shares........................       2,347        2,444          837          615
                                                   ======      =======      =======      =======
    Fair value of unreleased shares..........    $  9,499     $ 11,408     $ 18,988     $ 12,697
                                                   ======      =======      =======      =======

     For purposes of this schedule, fair value of unreleased shares issued prior to December 31, 1992 is defined as the historical cost of such shares. Fair value of unreleased shares issued subsequent to December 31, 1992 is defined as the March 31 trading value of such shares for 1996 and 1995. Management considers the actual fair value of the shares to be in excess of their trading value. See also Note 17.

     Oxford insures various group life and group disability insurance plans covering employees of the consolidated group. Premiums earned were $2,138,000, $1,896,000, and $1,325,000 during the years ended December 31, 1995, 1994 and 1993, respectively and were eliminated in consolidation.

11. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     The Company provides medical and life insurance benefits to retired employees and eligible dependents over age 65 if the employee meets specified age and service requirements.

     The Company uses the accrual method of accounting for postretirement benefits. Prior to 1994, the Company recognized these costs, which were not material, as claims were incurred. Upon adoption of SFAS 106, the Company elected to immediately recognize the cumulative effect of the change in

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

accounting for postretirement benefits of $5.0 million ($3.1 million net of income tax benefit) which represents the accumulated postretirement benefit obligation (APBO) existing at April 1, 1993. In addition, the impact of the change in ongoing operations is an increase in expense of approximately $632,000, $592,000 and $1,087,000 in 1996, 1995 and 1994, respectively. The
Company continues to fund medical and life insurance benefit costs as claims are incurred.

     The components of net periodic postretirement benefit cost for 1996, 1995 and 1994 are as follows:

                                                                  1996       1995       1994
                                                                  -----      -----      -----
                                                                        (IN THOUSANDS)
    Service cost for benefits earned during the period.......     $ 346      $ 360      $ 325
    Interest cost on APBO....................................       422        382        405
    Other components.........................................       (81)        --         --
                                                                   ----       ----       ----
    Net periodic postretirement benefit cost.................     $ 687      $ 742      $ 730
                                                                   ====       ====       ====

     The 1996 and 1995 postretirement benefit liability included the following components:

                                                                       1996          1995
                                                                     --------      --------
                                                                         (IN THOUSANDS)
    Actuarial present value of postretirement benefit
      obligation:
      Retirees..................................................     $ (2,010)     $ (1,638)
      Eligible active plan participants.........................         (344)         (341)
      Other active plan participants............................       (3,597)       (3,105)
                                                                     --------      --------
    Accumulated postretirement benefit obligation...............       (5,951)       (5,084)
    Unrecognized net gain.......................................       (1,366)       (1,601)
                                                                     --------      --------
                                                                     $ (7,317)     $ (6,685)
                                                                     ========      ========

     The discount rate assumptions in computing the information above were as follows:

                                                                  1996       1995       1994
                                                                  -----      -----      -----
    Accumulated postretirement benefit obligation............     7.00%      8.50%      7.75%

     The year-to-year fluctuations in the discount rate assumptions primarily reflect changes in U.S. interest rates. The discount rate represents the expected yield on a portfolio of high-grade (AA-AAA rated or equivalent) fixed-income investments with cash flow streams sufficient to satisfy benefit obligations under the plans when due.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.50% in 1996, declining annually to an ultimate rate of 4.20% in 2010. The assumed health care cost trend rate reflects a $20,000 maximum lifetime benefit included in the Company's plan.

     If the health care cost trend rate assumptions were increased by 1.0%, the APBO as of March 31, 1996 would be increased by approximately $979,000. The effect of this change on the sum of the service cost and interest cost components of net periodic postretirement benefit cost for 1996 would be an increase of approximately $157,000.

     Postemployment benefits provided by the Company are not material.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

12. REINSURANCE

     The Company assumes and cedes reinsurance on both a coinsurance and risk premium basis. The Company obtains reinsurance for that portion of risks exceeding retention limits. The maximum amount of life insurance retained on any one life is $100,000.

     The Company also reinsures a wide range of property-casualty risks with third parties and insures general and auto liability, multiple peril and worker's compensation coverage for the consolidated group, independent fleet owners and customers as a direct writer and as a reinsurer through third party companies.

     To the extent that a reinsurer is unable to meet its obligation under the related reinsurance agreements, the Company would remain liable for the unpaid losses and loss expenses. Pursuant to certain of these agreements, the Company holds letters of credit in the amount of $9,800,000 from reinsurers. The Company has issued letters of credit totaling approximately $2,100,000 in favor of certain ceding companies.

     RWIC is a reinsurer of municipal bond insurance through an agreement with MBIA, Inc. Premiums generated through this agreement are recognized on a pro rata basis over the contract coverage period. Unearned premiums on this coverage approximated $4,800,000 and $4,400,000 as of December 31, 1995 and 1994,
respectively. RWIC's share of case loss reserves related to this coverage is approximately $42,000 at December 31, 1995. RWIC's aggregate exposure for Class 1 municipal bond insurance was $797,600,000 as of December 31, 1995.

     A summary of reinsurance transactions by business segment follows:

                                                                                          PERCENTAGE
                                                 CEDED        ASSUMED                     OF AMOUNT
                                    DIRECT     TO OTHER     FROM OTHER         NET        ASSUMED TO
                                    AMOUNT     COMPANIES     COMPANIES       AMOUNT          NET
                                   --------    ---------    -----------    -----------    ----------
                                                           (IN THOUSANDS)
    YEAR ENDED 1995
    Life insurance in force.....   $ 35,257    $    481     $ 2,586,485    $ 2,621,261         99%
                                    =======     =======      ==========     ==========
    Premiums earned:
      Life......................   $  2,078          17           8,414         10,475         80%
      Accident and health.......      4,877         183           2,574          7,268         35%
      Annuity...................         --          --           8,453          8,453        100%
      Property casualty.........     91,373      33,031          69,711        128,053         54%
                                    -------     -------      ----------     ----------
           Total................   $ 98,328    $ 33,231     $    89,152    $   154,249
                                    =======     =======      ==========     ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

                                                                                          PERCENTAGE
                                                 CEDED        ASSUMED                     OF AMOUNT
                                    DIRECT     TO OTHER     FROM OTHER         NET        ASSUMED TO
                                    AMOUNT     COMPANIES     COMPANIES       AMOUNT          NET
                                   --------    ---------    -----------    -----------    ----------
                                                            (IN THOUSANDS)
    YEAR ENDED 1994
    Life insurance in force.....   $ 32,046    $    500     $ 2,729,372    $ 2,760,918         99%
                                    =======     =======         =======       ========
    Premiums earned:
      Life......................   $  1,601          16           8,149          9,734         84%
      Accident and health.......      3,980         198           1,513          5,295         29%
      Annuity...................         61          --           7,696          7,757         99%
      Property casualty.........     86,869      40,871          66,864        112,862         59%
                                    -------     -------         -------       --------
          Total.................   $ 92,511    $ 41,085     $    84,222    $   135,648
                                    =======     =======         =======       ========

                                                                                          PERCENTAGE
                                                 CEDED        ASSUMED                     OF AMOUNT
                                    DIRECT     TO OTHER     FROM OTHER         NET        ASSUMED TO
                                    AMOUNT     COMPANIES     COMPANIES       AMOUNT          NET
                                   --------    ---------    -----------    -----------    ----------
                                                            (IN THOUSANDS)
    YEAR ENDED 1993
    Life insurance in force.....   $ 19,860    $    524     $ 2,979,714    $ 2,999,050         99%
    Premiums earned:
      Life......................   $     53          16           8,876          8,913         99%
      Accident and health.......      1,120         209           1,455          2,366         61%
      Annuity...................         --          --           5,419          5,419        100%
      Property casualty.........     81,676      45,122          70,092        106,646         66%
                                    -------     -------         -------       --------
          Total.................   $ 82,849    $ 45,347     $    85,842    $   123,344
                                    =======     =======         =======       ========

13. CONTINGENT LIABILITIES AND COMMITMENTS

     The Company occupies certain facilities and uses certain equipment under operating lease commitments with terms expiring through 2079. Lease expense was $69,097,000, $66,487,000 and $84,359,000 for the years ended 1996, 1995 and
1994, respectively. During the year ended March 31, 1996, U-Haul Leasing & Sales Co., a wholly-owned subsidiary of U-Haul, entered into twelve transactions, and has subsequently entered into three additional transactions, whereby the Company sold rental trucks and subsequently leased them back. AMERCO has guaranteed $38,650,000 of residual values at March 31, 1996 and an additional $3,600,000 of residual values subsequent to March 31, 1996 on these assets at the end of the respective lease terms. Certain leases contain renewal and fair market value purchase options as well as mileage and other restrictions similar to covenants disclosed in Note 5 of Notes to Consolidated Financial Statements for notes payable and loan agreements. Also, subsequent to year end, U-Haul entered into one lease transaction, whereby the Company sold and subsequently leased back computer equipment.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     Following are the lease commitments for leases having terms of more than one year (in thousands):

                                               YEAR END 1996
                                       -----------------------------
                                       PROPERTY, PLANT                     ADDITIONS
                                          AND OTHER         RENTAL       SUBSEQUENT TO
              YEAR ENDED                  EQUIPMENT         TRUCKS         YEAR END          TOTAL
    -------------------------------    ---------------     ---------     -------------     ---------
    1997...........................        $ 2,115         $  64,592       $   4,059       $  70,766
    1998...........................          1,571            64,592           5,004          71,167
    1999...........................          1,325            64,592           5,004          70,921
    2000...........................            495            64,592           5,005          70,092
    2001...........................            457            48,639           4,353          53,449
    Thereafter.....................          3,700            31,480           9,002          44,182
                                            ------          --------         -------        --------
                                           $ 9,663         $ 338,487       $  32,427       $ 380,577
                                            ======          ========         =======        ========

     In the normal course of business, the Company is a defendant in a number of suits and claims. The Company is also a party to several administrative proceedings arising from state and local provisions that regulate the removal and/or cleanup of underground fuel storage tanks. It is the opinion of management that none of such suits, claims, or proceedings involving the Company, individually or in the aggregate, are expected to result in a material loss. Also see Notes 12 and 14 of Notes to Consolidated Financial Statements.

14. LEGAL PROCEEDINGS

     A judgment was entered on February 21, 1995, in an action in the Superior Court of the State of Arizona, Maricopa County, entitled Samuel W. Shoen, M.D., et al. v. Edward J. Shoen, et al., No. CV88-20139, instituted August 2, 1988 (the Shoen Litigation) against Edward J. Shoen, James P. Shoen, Aubrey K. Johnson, John M. Dodds, and William E. Carty, who are current members of the Board of Directors of the Company and against Paul F. Shoen, who is a former director. The Company was also a defendant in the action as originally filed, but was dismissed from the action on August 15, 1994. The plaintiffs alleged, among other things, that certain of the individual plaintiffs were wrongfully excluded from sitting on the Company's Board of Directors in 1988 through the sale of Company Common Stock to certain key employees. That sale allegedly prevented the plaintiffs from gaining a majority position in the Company's Common Stock and control of the Company's Board of Directors. The plaintiffs alleged various breaches of fiduciary duty and other unlawful conduct by the individual defendants and sought equitable relief, compensatory damages, punitive damages, and statutory post judgment interest.

     Based on the plaintiffs' theory of damages, the court ruled that the plaintiffs elected as their remedy in this lawsuit to transfer their shares of stock in AMERCO to the defendants upon the satisfaction of the judgment. The judgment was entered against the defendants in the amount of approximately $461.8 million plus interest and taxable costs. In addition, on February 21, 1995, judgment was entered against Edward J. Shoen in the amount of $7 million as punitive damages. On March 23, 1995, Edward J. Shoen filed a notice of appeal with respect to the award of punitive damages.

     Pursuant to separate indemnification agreements, the Company has agreed to indemnify the defendants to the fullest extent permitted by law or the Company's Articles of Incorporation or By-Laws, for all expenses and damages incurred by the defendants in this proceeding, subject to certain exceptions. In addition, the transfer of Common Stock from the plaintiffs to the defendants would implicate rights held by the Company. For example, pursuant to the Company's By-Laws, the Company has certain rights of first refusal with respect to the transfer of the plaintiffs' stock. Furthermore, the

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

defendants' rights to acquire the plaintiffs' stock may present a corporate opportunity which the Company is entitled to exercise.

     On February 21, 1995, Edward J. Shoen, James P. Shoen, Aubrey K. Johnson, John M. Dodds, and William E. Carty (the Director-Defendants) filed for protection under Chapter 11 of the federal bankruptcy laws, resulting in the issuance of an order automatically staying the execution of the judgment against those defendants. In late April 1995, the Director-Defendants, in cooperation with the Company, filed plans of reorganization in the United States Bankruptcy Court for the District of Arizona, all of which propose the same funding and treatment of the plaintiffs' claims resulting from the judgment in the Shoen Litigation. The plans of reorganization, as amended and restated on February 29, 1996 were confirmed by the bankruptcy court on March 15, 1996. The plans, as confirmed, shall collectively be referred to as the "Plan".

     On April 25, 1995, the Director-Defendants filed an action in the bankruptcy court seeking injunctive relief to prevent the Company from conducting its annual meetings of stockholders until the Plan is confirmed and/or to prevent the plaintiffs from voting the common stock that they are required to transfer pursuant to the Shoen Litigation. On June 8, 1995, the bankruptcy court issued a memorandum decision and an order enjoining the Company from holding its 1994 Annual Meeting of Stockholders (which was originally delayed as a result of litigation initiated by Paul F. Shoen) or any subsequent annual meeting of stockholders until the court enters an order confirming or denying confirmation of the Plan or until further order of the court. On June 21, 1996, the bankruptcy court issued an order enjoining the annual meetings until consummation of the Plan. The Company has not scheduled the 1994, 1995, or 1996 Annual Meetings of Stockholders. However, the Company anticipates that such meetings will occur as soon as practicable after the consummation of the Plan.

     In early October 1995, the Director-Defendants made written demand upon the Company to make them whole for losses resulting from the judgment in the Shoen Litigation. The Director-Defendants also asserted substantial claims against the Company related to or arising from the Shoen Litigation, including, but not limited to, claims for financial losses, emotional distress, loss of business and/or professional reputation, loss of credit standing and breach of contract. The Director-Defendants claim that their actions that form the basis for the judgment in the Shoen Litigation were actions within the scope of the Director-Defendants' duties and that such actions were undertaken in good faith and for the benefit of the Company.

     In addition, the Director-Defendants had retained unexpired appeal rights with respect to the Shoen Litigation. If the Director-Defendants exercised such appeal rights, the damage award may have increased and the Company may have been exposed to increased liability to the Director-Defendants under existing indemnity agreements.

     In recognition of the foregoing and of the substantial risks associated with an appeal of the Shoen Litigation, on October 17, 1995, the Company entered into an agreement (the Agreement) with the Director-Defendants resolving the foregoing issues. Under the Agreement, the Company agreed, among other things, to fund the Plan and to release the Director-Defendants from all claims the Company may have against them arising from the Shoen Litigation. In addition, the Director-Defendants agreed, (i) to release, subject to certain exceptions, the Company from any claim they may have against it pursuant to any indemnification agreements, (ii) to assign all rights they have under the Shoen Litigation to the Company, (iii) to waive all appeal rights related to the Shoen Litigation (not including Edward J. Shoen's appeal of the punitive damage award), and (iv) not to oppose the Company should it elect to exercise its right of first refusal on any Common Stock to be transferred by the plaintiffs upon satisfaction of the judgment in the Shoen Litigation.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     On September 19, 1995, the Director-Defendants entered into a Stock Purchase Agreement with one of the plaintiffs in the Shoen Litigation, Maran, Inc., a Nevada corporation (Maran). All of Maran's voting stock was held by Mary Anna Shoen Eaton (Shoen Eaton), who was also a plaintiff in the Shoen Litigation. Under the Stock Purchase Agreement, the Director-Defendants agreed to purchase 3,343,076 shares of Common Stock held by Maran in exchange for approximately $22.7 million. The Stock Purchase Agreement was approved by the bankruptcy court on October 10, 1995. On October 18, 1995, the Company exercised its right of first refusal and repurchased the Common Stock that was the subject of the Stock Purchase Agreement for the price set forth therein. In addition, on September 19, 1995, the Director-Defendants, Shoen Eaton, Maran, and the Company entered into a Settlement Agreement, providing for the payment to Shoen Eaton of approximately $41.4 million in exchange for a full release of all claims against the Company and the Director-Defendants, including all claims asserted by her in the Shoen Litigation. The Settlement Agreement was approved by the bankruptcy court on October 10, 1995, and the payment was made on October 18, 1995. As a result of the foregoing, and after giving effect to the discount achieved through settlement, approximately $84.6 million of the judgment in the Shoen Litigation was satisfied.

     Pursuant to the judgment in the Shoen Litigation, on January 30, 1996, the Company acquired 833,420 shares of Common Stock held by L.S.S., Inc. (L.S.S.) in exchange for approximately $5.7 million and paid damages to L.S. Shoen of approximately $15.4 million. The Company also funded a total of approximately $2.1 million of statutory post-judgment interest on the above amounts. In addition, on February 7, 1996, the Company acquired 1,651,644 shares of Common Stock held by Thermar, Inc. (Thermar) by paying Thermar approximately $41.8 million. The Company also tendered to Thermar approximately $4.1 million of statutory post-judgment interest on such amount. As a result of the foregoing transactions, the balance of the judgment has been reduced to approximately $315.2 million, plus interest claimed by the plaintiffs.

     With respect to the remaining plaintiffs in the Shoen Litigation, the Plan provides for the payment by the Company of approximately $84.5 million in exchange for 12,426,836 shares of Common Stock held by four of the plaintiffs and for the payment by the Company of approximately $230.7 million to certain of the plaintiffs as damages.

     As of the date hereof, an issue remains whether or not the plaintiffs are entitled to statutory post-judgment interest at the rate of 10% per year. As of June 24, 1996, total accrued interest on the outstanding balance of the judgment is approximately $42.2 million and is accruing at the rate of approximately $86,000 per day. Briefing regarding post-petition date interest and the computation thereof was completed June 21, 1996. A July 19, 1996 hearing date has been set by the bankruptcy court. Those reserved issues do not affect the finality of the bankruptcy court's order confirming the Plan (Confirmation Order) in each Director-Defendant's Chapter 11 case. If the dispute regarding post-petition date interest is decided adversely to the Director-Defendants and the Company, they intend to appeal any such decision. Pending the final resolution of the post-petition date interest dispute (including all appeals by either side), the Company intends to deposit either cash or, in appropriate circumstances, an irrevocable letter of credit into an escrow account to secure payment of the post-petition date interest if the dispute is ultimately decided adversely to the Director-Defendants and the Company. The amount of the escrow deposit would be in such case equal to the accrued interest to the date funds are deposited into escrow. As provided in the Plan, the escrow deposit, plus interest thereon, will remain until all aspects of the post-petition date interest dispute have been finally decided, including dischargeability litigation which the plaintiffs filed against the Director-Defendants in the bankruptcy court as an alternative means of trying to collect post-petition date interest. The dischargeability litigation has not

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

been set for trial and is likely to await the outcome of the other aspects of the post-petition date interest dispute.

     On March 15, 1996, the bankruptcy court issued a Confirmation Order in each Director-Defendant's Chapter 11 case. This order provided that the effective date for the Plan (i.e., the date on which the Company will pay the plaintiffs an aggregate of approximately $315.2 million and the plaintiffs will surrender the Common Stock) will be no later than October 1, 1996 (absent compelling circumstances justifying an extension of that date).

     As of the date hereof, the Company has not yet determined all of the sources of cash which will be used to fund the Plan. The Company has identified approximately $150 million of surplus or non-essential assets, including, but not limited to, surplus real estate and mortgage notes, which will be sold to raise a portion of the cash needed to fund the Plan. In order to comply with certain covenants in the Company's current credit agreements following the repurchase of the remaining plaintiffs' stock, it may be necessary to increase stockholders' equity by issuing capital stock. Such capital stock may consist of dividend paying preferred stock, Series B Common Stock, Common Stock, or a combination of the foregoing.

     Because the Company has not determined all of the sources of cash to fund the Plan, the Company is unable to determine with certainty the impact the Plan will have on the Company's prospective financial condition, results of operations, cash flows, or capital expenditure plans. However, as a result of funding the Plan, the Company may incur additional costs in the future in the form of dividends on any dividend paying stock issued to fund the Plan and/or interest on borrowed funds. Furthermore, following consummation of the Plan, and without giving effect to any capital stock which may be issued as part of the Plan funding, the Company's outstanding Common Stock would be reduced by 12,426,836 shares, in addition to the 3,343,076 shares repurchased from Maran on October 18, 1995, the 833,420 shares repurchased from L.S.S. on January 30, 1996, and the 1,651,644 shares repurchased from Thermar on February 7, 1996.

     Other uncertainties remain about the Plan, including the tax treatment of the payments made and to be made by the Company pursuant to the Plan. Specifically, the Company plans to deduct for income tax purposes approximately $324.3 million of the payments made or to be made by the Company to the plaintiffs, which will reduce the Company's income tax liability. While the Company believes that such income tax deductions are appropriate, there can be no assurance that any such deductions ultimately will be allowed in full. Accordingly, for tax and other reasons, the Plan could result in material changes in the Company's financial condition, results of operations, and earnings per common share.

     Furthermore, in the event the fair value of the consideration paid by the Company to the plaintiffs is in excess of the fair value of the stock repurchased by the Company, the Company will be required to record an expense equal to that difference. Based upon the uncertainties surrounding the funding of the Plan, the amount of such expense, if any, is not estimable as of the date hereof. No such expense was recorded for book purposes related to the Maran/Shoen Eaton, L.S.S. and Thermar transactions. The Company has not yet determined the accounting treatment for any transaction other than the Maran/Shoen Eaton, L.S.S. and Thermar transactions. Furthermore, no provision has been made in the Company's financial statements for any payments to be made to the plaintiffs. For the reasons set forth above, the Plan could have the effect of reducing the Company's net income.

15. PREFERRED STOCK PURCHASE RIGHTS

     In July 1988, the Company's Board of Directors adopted a stockholder-rights plan, and such rights were distributed as a dividend at the rate of one right for each outstanding share of the Company's common stock to the holders of record of common shares on July 29, 1988. As a result of the 400-for-1

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

common stock split that occurred on October 1, 1990, each outstanding share of common stock currently has one four-hundredth of a right associated with it. When exercisable, each right will entitle its holder to purchase from the Company one one-hundredth of a share of the new Series C Preferred Stock of the Company at a price of $15,000. AMERCO has reserved 5,000 shares of authorized but unissued preferred stock for the Series C Preferred Stock authorized in this stockholder-rights plan. The rights will become exercisable if a person or group of affiliated or associated persons acquire or obtain the right to acquire beneficial ownership of 50% or more of the common stock without approval of a majority of the Board of Directors of the Company. The majority approval must be made by members of the Board who were members as of July 25, 1988 (Disinterested Directors) or subsequent members elected to the Board if such persons are recommended or approved by a majority of the Disinterested Directors. The rights will expire on July 29, 1998 unless earlier redeemed by the Company pursuant to authorization by a majority of the Disinterested Directors.

     In the event the Company is acquired in a merger or other business combination transaction after the rights become exercisable, provision shall be made so that each holder of a right shall have the right to receive, upon exercise thereof and payment of the exercise price, that number of common shares of such corporation which at the time of such transaction would have a market or book value of two times the exercise price of the right. If the Company is the surviving company, each holder would have the right to receive, upon payment of the exercise price, common shares with a market or book value of two times the exercise price.

16. STOCK OPTION PLAN

     In October 1992, the stockholders approved a ten year incentive plan entitled the AMERCO Stock Option and Incentive Plan (the Plan) for officers and key employees of the Company.

     Under the Plan, Incentive Stock Options (ISOs), Non-qualified Stock Options, Stock Appreciation Rights (SAR), Restricted Stock Dividend Equivalents and Performance Shares may be awarded. The aggregate numbers of shares of stock subject to award under the Plan may not exceed 3,000,000. The stock subject to the Plan is AMERCO Common Stock unless prior to the date the first award is made under the Plan, a Committee of at least two Board members determines, in its discretion, to utilize another class of the Company's stock.

     The Plan provides for the granting of ISOs as defined under the Internal Revenue Code and Non-qualified Stock Options under such terms and conditions as the Committee determines in its discretion. The ISOs may be granted at prices not less than one-hundred percent of the fair market value at the date of grant with a term not exceeding ten years.

     The Plan provides for the granting of SARs subject to certain conditions and limitations to holders of options under the Plan. SARs permit the optionee to surrender an exercisable option for an amount equal to the excess of the market price of the common stock over the option price when the right is exercised.

     Under the Restricted Stock feature of the Plan, a specified number of common shares may be granted subject to certain restrictions. Restriction violations during a specified period result in forfeiture of the stock. The Committee may, in its discretion, impose any restrictions on a Restricted Stock award.

     The Plan authorizes the Committee to grant Dividend Equivalents in connection with options. Dividend Equivalents are rights to receive additional shares of Company stock at the time of exercise of the option to which such Dividend Equivalents apply.

     Under the Plan, Performance Share units may be granted. Each unit is deemed to be the equivalent of one share of Company stock and such units are credited to a Performance Share account. The value of

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

the units at the time of award or payment is the fair market value of an equivalent number of shares of stock. At the end of the award period, payment may be made subject to certain predetermined criteria and restrictions.

     To date, no stock options or awards have been granted.

17. RELATED PARTY TRANSACTIONS

     AMERCO and Consolidated Subsidiaries have related party transactions with certain major stockholders, directors and officers of the consolidated group as disclosed in Notes 2, 6, 8, 14, 19 and 20 of Notes to Consolidated Financial Statements.

     During the years ended 1996, 1995 and 1994, a subsidiary of AMERCO purchased $3,122,000, $3,417,000 and $2,607,000, respectively, of printing from a company wherein an officer is a major stockholder, director and officer of AMERCO.

     During the year ended 1996, a subsidiary of AMERCO purchased $1,558,000 of computer components from a company wherein a major stockholder was the family trust of a major stockholder, director and officer of AMERCO. There were no purchases from the Company during the years ended 1995 and 1994.

     Pursuant to a Share Repurchase and Registration Rights Agreement, dated May 1, 1992, among Sophia M. Shoen, Sophmar, Inc., and the Company, Sophia M. Shoen had the right to require the Company to repurchase, with certain limitations, up to $3,000,000 of Common Stock owned by her. The Sophia Shoen Registration Rights Agreement provides that the Company's obligations to repurchase any shares from Sophia M. Shoen may be satisfied if such shares are purchased by the ESOP Trust. Pursuant to the Sophia Shoen Registration Rights Agreement, on June 30, 1994, Sophia M. Shoen sold 88,235 shares of Common Stock to the ESOP Trust at the then appraised value of $17.00 per share, for an aggregate sales price of approximately $1,500,000. In addition, Sophia M. Shoen, subject to certain limitations and restrictions, may also elect under the Sophia Shoen Registration Rights Agreement to cause the Company to effect a registration under the Securities Act of 1933, as amended, and applicable state securities laws of shares of Common Stock held by her. Sophia M. Shoen sold 575,000 shares of Common Stock to the public in late 1994 pursuant to her registration rights. Sophia M. Shoen is a major stockholder and is the sister of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     Pursuant to a Management Consulting Agreement, dated as of May 1, 1992, Sophia M. Shoen agreed to provide environmental and other consulting services to the Company. In consideration for these services, the Company agreed to pay Sophia M. Shoen a yearly fee of $100,000. The Management Consulting Agreement terminated May 1, 1995.

     In April 1994, William E. Carty sold 46.5% of 90.88 acres of land to the Company for cash in the amount of $4,000,000. An independent opinion of value was used to determine the Company's offer to purchase and the purchase was completed below the amount so determined. Additionally, in fiscal 1995, the Company sold approximately 158 acres of land to William E. Carty for cash in the amount of $1,324,000. The sales price was greater than an independent opinion of value obtained by the Company prior to the sale. William E. Carty is a director of the Company.

     Pursuant to a Share Repurchase and Registration Rights Agreement, dated as of March 1, 1992, among Paul F. Shoen, Pafran, Inc., and the Company, Paul F. Shoen had the right to require the Company to repurchase, with certain limitations, up to $3,000,000 of Common Stock owned by him. The Paul Shoen Registration Rights Agreement provides that the Company's obligation to repurchase any shares

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

from Paul F. Shoen shall be satisfied if such shares are purchased by the ESOP Trust. Pursuant to the Paul Shoen Registration Rights Agreement, (i) on June 30, 1994, Paul F. Shoen sold 58,825 shares of Common Stock to the ESOP Trust at the then appraised value of $17.00 per share for an aggregate sales price of approximately $1,000,000 and (ii) on January 17, 1995, Paul F. Shoen sold 50,632 shares of Common Stock to the ESOP Trust at the most recent closing price for the Common Stock trading on Nasdaq of $19.75 per share for an aggregate sales price of approximately $1,000,000. In addition, Paul F. Shoen, subject to certain limitations and restrictions, may also elect under the Paul Shoen Registration Rights Agreement to cause the Company to effect a registration under the Securities Act of 1933, as amended, and applicable state securities laws of shares of Common Stock held by him. Paul F. Shoen sold 500,000 shares of Common Stock to the public in March of 1995 pursuant to his registration rights. Paul F. Shoen is a major stockholder of the Company.

     On February 9, 1995, Paul F. Shoen executed a settlement agreement with the Company whereby Paul F. Shoen agreed to the dismissal of certain claims he had asserted in an arbitration proceeding and in an action in the United States District Court for the District of Nevada. In exchange for Paul F. Shoen's agreement to dismiss such claims, the Company agreed, among other things, to work in good faith toward appointing independent trustees for the ESOP and to place Paul F. Shoen on the management's slate of directors for the 1994 Annual Meeting of Stockholders. In addition, the settlement agreement provides for the Company to pay Paul F. Shoen $925,000 and for the Company to receive a full release of all claims by Paul F. Shoen through the settlement date, including but not limited to, claims for reimbursement of attorneys fees related to all matters to which Paul F. Shoen is or was a party. The terms of the settlement will not result in a material adverse effect of the Company's financial condition or results of operations.

     Pursuant to a Management Consulting Agreement, dated as of March 5, 1992, Paul F. Shoen agreed to provide management consulting services to the Company on matters relating to the Company's business and the organization and management of the Company. In consideration for these services, the Company has agreed to pay Paul F. Shoen a yearly fee of $200,000. A total of $100,000 was paid for the year ended March 31, 1995. The Management Consulting Agreement terminated on March 1, 1995.

     On December 18, 1995, the Company reimbursed Paul F. Shoen $1,500,000 for a payment made to the plaintiffs in partial satisfaction of the judgment in the Shoen Litigation. Paul F. Shoen is a major stockholder and the brother of Edward J., Mark V. and James P. Shoen, who are major stockholders and directors of the Company.

     Management believes that these transactions were consummated on terms equivalent to those that prevail in arm's-length transactions.

18. SUPPLEMENTAL CASH FLOW INFORMATION

     The (increase) decrease in receivables, inventories and accounts payable and accrued liabilities net of other operating and investing activities follows:

                                                                    YEAR ENDED
                                                      ---------------------------------------
                                                        1996           1995           1994
                                                      ---------      ---------      ---------
                                                                   (IN THOUSANDS)
    Receivables..................................     $ (45,734)     $ (57,645)     $ (19,945)
                                                       ========       ========       ========
    Inventories..................................     $   4,446      $  (1,325)     $   2,425
                                                       ========       ========       ========
    Accounts payable and accrued liabilities.....     $  24,137      $   3,549      $  11,538
                                                       ========       ========       ========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     Income taxes paid in cash amounted to $540,000, $9,465,000, and $3,275,000 for 1996, 1995 and 1994, respectively. Interest paid in cash amounted to $71,561,000, $67,191,000, and $71,448,000 for 1996, 1995 and 1994, respectively.

19. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF PONDEROSA HOLDINGS, INC. AND ITS SUBSIDIARIES

     A summary consolidated balance sheet for Ponderosa Holdings, Inc. and its subsidiaries is presented below:

                                                                        DECEMBER 31,
                                                                ----------------------------
                                                                   1995             1994
                                                                -----------      -----------
                                                                       (IN THOUSANDS)
    Investments -- fixed maturities........................     $   879,702      $   705,428
    Other investments......................................         106,966          116,151
    Receivables............................................         155,384          136,527
    Deferred policy acquisition costs......................          49,995           49,244
    Due from affiliate.....................................          15,215           15,165
    Deferred federal income taxes..........................           2,713           12,090
    Other assets...........................................           9,194           25,007
                                                                 ----------       ----------
      Total assets.........................................     $ 1,219,169      $ 1,059,612
                                                                 ==========       ==========
    Policy liabilities and accruals........................     $   419,187      $   411,249
    Unearned premiums......................................          64,379           63,938
    Premium deposits.......................................         410,787          304,979
    Other policyholders' funds and liabilities.............          30,448           25,739
                                                                 ----------       ----------
      Total liabilities....................................         924,801          805,905
    Stockholder's equity...................................         294,368          253,707
                                                                 ----------       ----------
         Total liabilities and stockholder's equity........     $ 1,219,169      $ 1,059,612
                                                                 ==========       ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     A summarized consolidated income statement for Ponderosa Holdings, Inc. and subsidiaries is presented below:

                                                                   YEAR ENDED DECEMBER 31,
                                                            -------------------------------------
                                                              1995          1994          1993
                                                            ---------     ---------     ---------
                                                                        (IN THOUSANDS)
Premiums................................................    $ 167,825     $ 156,963     $ 142,347
Net investment income...................................       46,424        43,096        40,019
Other income............................................        8,453         5,958         7,447
                                                            ---------     ---------     ---------
  Total revenue.........................................      222,702       206,017       189,813
Benefits and losses.....................................      151,232       133,407       120,825
Amortization of deferred policy acquisition costs.......       17,131        10,896         9,343
Other expenses..........................................       20,303        28,816        29,834
                                                            ---------     ---------     ---------
  Income from operations................................       34,036        32,898        29,811
Federal income tax expense..............................      (10,955)       (9,460)       (8,723)
                                                            ---------     ---------     ---------
Earnings from operations before change in accounting
  principle.............................................       23,081        23,438        21,088
Cumulative effect of a change in accounting principle...           --            --           (93)
                                                            ---------     ---------     ---------
Net income..............................................    $  23,081     $  23,438     $  20,995
                                                            =========     =========     =========

     Applicable laws and regulations of the State of Arizona require maintenance of minimum capital determined in accordance with statutory accounting practices in the amount of $400,000 for Oxford and $1,000,000 for RWIC. In addition, the amount of dividends which can be paid to shareholders by insurance companies domiciled in the State of Arizona is limited. Any dividend in excess of the limit requires prior regulatory approval. Statutory surplus which can be distributed as dividends is $21,728,000 at December 31, 1995.

     The consolidated audited statutory net income for the years ended December 31, 1995, 1994 and 1993 was $21,112,000, $20,858,000, and $20,644,000,
respectively; audited statutory capital and surplus was $225,780,000 and $205,699,000 at December 31, 1995 and 1994, respectively.

20. INDUSTRY SEGMENT AND GEOGRAPHIC AREA DATA

     Industry Segment Data -- AMERCO's three industry segments are Rental operations, Life insurance and Property/Casualty insurance. Rental operations is composed of the operations of U-Haul International, Inc., which is engaged in the rental of various kinds of equipment and sales of related products and services. Life insurance is composed of the operations of Oxford Life Insurance Company which operates in various life, accident and health and annuity lines. Property/Casualty insurance is composed of the operations of Republic Western Insurance Company which operates in various property and casualty lines.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

     Information concerning operations by industry segment follows:

                                                                PROPERTY/     ADJUSTMENTS
                                   RENTAL          LIFE         CASUALTY          AND
                                 OPERATIONS      INSURANCE      INSURANCE     ELIMINATIONS    CONSOLIDATED
                                 -----------    -----------    -----------    ------------    ------------
                                                              (IN THOUSANDS)
1996
Revenues:
  Outside.....................   $ 1,085,711    $    49,103    $   159,609    $         --    $  1,294,423
  Intersegment................          (656)         1,281         12,763         (13,388)             --
                                  ----------       --------       --------       ---------      ----------
  Total revenue...............   $ 1,085,055         50,384        172,372         (13,388)      1,294,423
                                  ==========       ========       ========       =========      ==========
Pretax operating profit.......   $   129,092         12,600         21,436             656         163,784
                                  ==========       ========       ========       =========
Interest expense..............                                                                      67,558
                                                                                                ----------
Pretax earnings from
  operations..................                                                                $     96,226
                                                                                                ==========
Identifiable assets...........   $ 1,921,105    $   599,713    $   619,454    $   (312,294)   $  2,827,978
                                  ==========       ========       ========       =========      ==========
Depreciation/amortization.....   $    83,734    $     7,517    $    11,176    $         --    $    102,427
                                  ==========       ========       ========       =========      ==========
Capital expenditures..........   $   291,057    $        --    $        --    $         --    $    291,057
                                  ==========       ========       ========       =========      ==========
1995
Revenues:
  Outside.....................   $ 1,052,243    $    39,347    $   144,642    $         --    $  1,236,232
  Intersegment................           (42)         1,444         20,657         (22,059)             --
                                  ----------       --------       --------       ---------      ----------
  Total revenue...............   $ 1,052,201    $    40,791    $   165,299    $    (22,059)   $  1,236,232
                                  ==========       ========       ========       =========      ==========
Pretax operating profit.......   $   128,278    $     9,824    $    23,074    $         42    $    161,218
                                  ==========       ========       ========       =========
Interest expense..............                                                                      67,762
                                                                                                ----------
Pretax earnings from
  operations..................                                                                $     93,456
                                                                                                ==========
Identifiable assets...........   $ 1,827,995    $   479,778    $   579,821    $   (281,605)   $  2,605,989
                                  ==========       ========       ========       =========      ==========
Depreciation/amortization.....   $   150,187    $     4,790    $     8,913    $         --    $    163,890
                                  ==========       ========       ========       =========      ==========
Capital expenditures..........   $   434,992    $        --    $        --    $         --    $    434,992
                                  ==========       ========       ========       =========      ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

                                                                PROPERTY/     ADJUSTMENTS
                                   RENTAL          LIFE         CASUALTY          AND
                                 OPERATIONS      INSURANCE      INSURANCE     ELIMINATIONS    CONSOLIDATED
                                 ----------      --------       --------       ---------       ----------
                                                              (IN THOUSANDS)
1994 REVENUES:
  Outside.....................   $   960,878    $    31,357    $   137,659    $         --    $  1,129,894
  Intersegment................          (357)         2,834         18,862         (21,339)             --
                                  ----------       --------       --------       ---------      ----------
  Total revenue...............   $   960,521    $    34,191    $   156,521    $    (21,339)   $  1,129,894
                                  ==========       ========       ========       =========      ==========
Pretax operating profit.......   $   106,248    $     9,106    $    20,705    $       (698)        135,361
                                  ==========       ========       ========       =========
Interest expense..............                                                                      68,859
                                                                                                ----------
Pretax earnings from
  operations..................                                                                $     66,502
                                                                                                ----------
Identifiable assets...........   $ 1,593,044    $   461,464    $   550,795    $   (260,861)   $  2,344,442
                                  ==========       ========       ========       =========      ==========
Depreciation/amortization.....   $   137,220    $     4,277    $     7,243    $         --    $    148,740
                                  ==========       ========       ========       =========      ==========
Capital expenditures..........   $   530,520    $        --    $        --    $         --    $    530,520
                                  ==========       ========       ========       =========      ==========

GEOGRAPHIC AREA DATA --

                                                        UNITED STATES       CANADA       CONSOLIDATED
                                                        -------------      --------      ------------
                                                                       (IN THOUSANDS)
1996
  Revenues.........................................      $ 1,265,820       $ 28,603      $  1,294,423
  Pretax earnings from operations..................      $    92,699       $  3,527      $     96,226
  Identifiable assets..............................      $ 2,781,717       $ 46,261      $  2,827,978
1995
  Revenues.........................................      $ 1,207,878       $ 28,354      $  1,236,232
  Pretax earnings from operations..................      $    90,378       $  3,078      $     93,456
  Identifiable assets..............................      $ 2,552,564       $ 53,425      $  2,605,989
1994
  Revenues.........................................      $ 1,102,062       $ 27,832      $  1,129,894
  Pretax earnings from operations..................      $    65,919       $    583      $     66,502
  Identifiable assets..............................      $ 2,298,948       $ 45,494      $  2,344,442

21. SUBSEQUENT EVENTS

     On May 7, 1996, the Company declared a cash dividend of $3,241,000 ($.53125 per preferred share) to preferred stockholders of record as of May 17, 1996.

     See Notes 2, 5, 13 and 14 of Notes to Consolidated Financial Statements for other subsequent event disclosures.

22. SUBSEQUENT EVENTS -- UNAUDITED

     On July 18, 1996, the Company extinguished debt of approximately $76,250,000 by irrevocably placing cash into a trust of U.S. Treasury securities to be used to satisfy scheduled payments of principal and interest. In August 1996, the Company extinguished $86,400,000 of its long-term notes originally

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

due in fiscal 1997 through fiscal 1999. These transactions resulted in an extraordinary loss of $2,004,000, net of tax of $1,233,000 ($0.07 per share).

     On July 19, 1996, pursuant to the judgment in the Shoen Litigation, the Company paid CEMAR, Inc. (Cemar) approximately $15,857,000 to repurchase 2,331,984 shares of Common Stock held by Cemar. On the same date the Company paid damages to Cecilia M. Hanlon of approximately $43,139,000 and statutory post-judgment pre-petition interest on the above amounts of approximately $129,000. On August 6, 1996, the Company funded approximately $8,283,000 of post-petition date interest by depositing the same into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs in the Shoen Litigation to post-petition date interest. The Common Stock held by Cemar was transferred into the Company treasury. Cecilia M. Hanlon, the sole voting stockholder of Cemar, is the sister of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On August 6, 1996, the Company declared a cash dividend of $3,241,000 ($0.53125 per preferred share) to preferred stockholders of record as of August 16, 1996.

     On August 30, 1996, the Company issued 100,000 shares of its Series B Preferred Stock with no par value for $100,000,000. Dividends are cumulative with the rate being reset quarterly and have priority as to dividends over the Company's common stock. The Series B Preferred will be convertible, in certain events, at the holder's option, into either shares of the Company's Series B Common Stock, $0.25 par value or all of the outstanding shares of Picacho Peak Investment Co., a subsidiary of AMERCO.

     On September 6, 1996, pursuant to the judgment in the Shoen Litigation, the Company paid Katabasis International, Inc. (Katabasis) approximately $27,485,000 to repurchase 4,041,924 shares of Common Stock held by Katabasis. The Company also paid damages to Samuel W. Shoen of approximately $74,771,000 and statutory post-judgment pre-petition interest on the above amounts of approximately $224,000. The Company also funded approximately $15,726,000 of post-petition date interest by depositing the same into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs in the Shoen Litigation to post-petition date interest. The Common Stock held by Katabasis was transferred into the Company treasury. Samuel W. Shoen, the sole voting stockholder of Katabasis, is the brother of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On September 20, 1996, pursuant to the judgment in the Shoen Litigation, the Company paid Kattydid, Inc. (Kattydid) approximately $8,719,000 to repurchase 1,282,248 shares of Common Stock held by Kattydid. The Company paid damages to Katrina (Shoen) Carlson of approximately $37,305,000 and statutory post-judgment pre-petition interest on the above amounts of approximately $112,000. The Company also paid Katrina (Shoen) Carlson approximately $4,994,000 to repurchase 734,376 shares of Common Stock held by her and funded approximately $8,041,000 of post-petition date interest by depositing the same into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs in the Shoen Litigation to post-petition date interest. The Common Stock held by Kattydid and Katrina (Shoen) Carlson was transferred into the Company treasury. Katrina (Shoen) Carlson, the sole voting stockholder of Kattydid, is the sister of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On October 1, 1996, pursuant to the judgment in the Shoen Litigation, the Company paid Mickl, Inc. (Mickl) approximately $27,444,000 to repurchase 4,035,924 shares of Common Stock held by Mickl. On the same date the Company paid net damages to Michael L. Shoen of approximately $73,158,000 and statutory post-judgment pre-petition interest on the above amounts of approximately $224,000. On the same date, the Company paid Michael L. Shoen approximately $3,000 to repurchase 380 shares of

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                         MARCH 31, 1996, 1995 AND 1994

Common Stock held by him and funded approximately $16,184,000 of post-petition date interest by depositing the same into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs in the Shoen Litigation to post-petition date interest. The Common Stock held by Mickl and Michael L. Shoen was transferred into the Company treasury. Michael L. Shoen, the sole voting stockholder of Mickl, is the brother of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On October 14, 1996, the Company paid an additional $15,000,000 to L.S. Shoen in settlement of all outstanding disputes.

                                   SCHEDULE I

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                     AMERCO
                                 BALANCE SHEETS
                                   MARCH 31,

                                                                        1996            1995
                                                                     -----------     -----------
                                                                           (IN THOUSANDS)
ASSETS
  Cash...........................................................    $     5,487     $     5,967
  Investment in subsidiaries.....................................        613,607         527,050
  Due from unconsolidated subsidiaries...........................      1,073,819       1,077,014
  Other assets...................................................          8,420           6,042
                                                                       ---------       ---------
                                                                     $ 1,701,333     $ 1,616,073
                                                                       =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Notes and loans................................................    $   929,236     $   811,562
  Other liabilities..............................................        103,906         103,029
                                                                       ---------       ---------
Stockholders' equity:
  Preferred stock................................................             --              --
  Common stock...................................................         10,000          10,000
  Additional paid-in capital.....................................        165,756         165,675
  Foreign currency translation...................................        (11,877)        (12,435)
  Net unrealized gain (loss) on investments......................         11,097          (6,483)
  Retained earnings:
     Beginning of year...........................................        561,589         514,521
     Net earnings................................................         60,394          60,032
     Dividends paid..............................................        (12,964)        (12,964)
                                                                       ---------       ---------
                                                                         609,019         561,589
  Less:
     Cost of common shares in treasury...........................        111,118          10,461
     Unearned employee stock ownership plan shares...............          4,686           6,403
                                                                       ---------       ---------
       Total stockholders' equity................................        668,191         701,482
                                                                       ---------       ---------
                                                                     $ 1,701,333     $ 1,616,073
                                                                       =========       =========

     See accompanying notes to condensed financial information and notes to consolidated financial statements incorporated herein by reference.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                     AMERCO
                             STATEMENTS OF EARNINGS

                                                                  YEARS ENDED MARCH 31,
                                                       -------------------------------------------
                                                          1996            1995            1994
                                                       -----------     -----------     -----------
                                                          (IN THOUSANDS EXCEPT PER SHARE DATA)
REVENUES
Net interest income from subsidiaries..............    $    63,133     $    66,050     $    68,327
Other revenue......................................            751             465             753
                                                         ---------       ---------       ---------
  Total revenues...................................         63,884          66,515          69,080
                                                         ---------       ---------       ---------
EXPENSES
Interest expense...................................         63,133          66,050          68,327
Other expenses.....................................         14,107          11,515           9,565
                                                         ---------       ---------       ---------
Total expenses.....................................         77,240          77,565          77,892
                                                         ---------       ---------       ---------
Operating loss.....................................        (13,356)        (11,050)         (8,812)
Equity in earnings of unconsolidated
  subsidiaries.....................................        107,540         102,583          71,659
Income tax expense.................................        (33,790)        (31,501)        (19,293)
Extraordinary loss on early extinguishment of debt,
  net..............................................             --              --          (3,370)
                                                         ---------       ---------       ---------
  Net earnings.....................................    $    60,394     $    60,032     $    40,184
                                                         =========       =========       =========
  Earnings per common share........................    $      1.33     $      1.23     $       .89
                                                         =========       =========       =========
  Weighted average common shares outstanding.......     35,736,335      38,190,552      38,664,063
                                                         =========       =========       =========

     See accompanying notes to condensed financial information and notes to consolidated financial statements incorporated herein by reference.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                     AMERCO
                            STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED MARCH 31,
                                                         ----------------------------------------
                                                            1996           1995           1994
                                                         ----------     ----------     ----------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings.........................................    $   60,394     $   60,032     $   40,184
  Amortization, net..................................            34            545            850
  Equity in earnings of subsidiaries.................        69,075         67,139         49,288
  Increase (decrease) in amounts due from
     unconsolidated subsidiaries.....................         3,195        (91,475)      (197,093)
  Net change in operating assets and liabilities.....      (156,406)      (100,642)       (53,341)
  Other, net.........................................        18,485         (8,194)        (3,945)
                                                          ---------      ---------      ---------
Net cash used by operating activities................        (5,223)       (72,595)      (164,057)
                                                          ---------      ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in short term borrowings..................        84,500        178,750         21,750
Proceeds from notes..................................       140,000             --        186,000
Proceeds from Leveraged Employee Stock Ownership
  Plan...............................................         1,717          1,717          1,717
Principal payments on notes..........................      (106,826)       (89,706)      (179,905)
Debt Issuance Costs..................................        (1,027)          (319)          (531)
Issuance of preferred stock..........................            --             --        146,320
Dividends paid.......................................       (12,964)       (12,964)        (7,900)
Treasury Stock purchase..............................      (100,657)            --             --
Extraordinary loss on early extinguishment of debt...            --             --         (3,370)
                                                          ---------      ---------      ---------
Net cash provided by financing activities............         4,743         77,478        164,081
                                                          ---------      ---------      ---------
Increase (decrease) in cash..........................          (480)         4,883             24
Cash and cash equivalents at beginning of year.......         5,967          1,084          1,060
                                                          ---------      ---------      ---------
Cash and cash equivalents at end of year.............    $    5,487     $    5,967     $    1,084
                                                          =========      =========      =========

     Income taxes paid in cash amounted to $285,000, $8,794,000, and $3,025,000 for 1996, 1995 and 1994, respectively. Interest paid in cash amounted to $67,150,000, $65,840,000 and $81,115,000 for 1996, 1995 and 1994, respectively.

     See accompanying notes to condensed financial information and notes to consolidated financial statements incorporated herein by reference.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                                     AMERCO
                    NOTES TO CONDENSED FINANCIAL INFORMATION
                         MARCH 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     AMERCO, a Nevada corporation, was incorporated in April, 1969, and is the holding company for U-Haul International, Inc., Ponderosa Holdings, Inc. and Amerco Real Estate Company. The financial statements of the Registrant should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this Form 10-K.

     The Company is included in a consolidated Federal income tax return with all of its U.S. subsidiaries. Accordingly, the provision for income taxes has been calculated for Federal income taxes of the Registrant and subsidiaries included in the consolidated return of the Registrant. State taxes for all subsidiaries are allocated to the respective subsidiaries.

     The financial statements include only the accounts of the Registrant (a Nevada corporation), which include certain of the corporate operations of AMERCO. The debt and related interest expense of the Registrant have been allocated to the consolidated subsidiaries. The intercompany interest income and expenses are eliminated in the consolidated financial statements.

2. GUARANTEES

     AMERCO has guaranteed performance of fleet owner contract obligations of U-Haul International, Inc., a wholly-owned subsidiary, and residual values on certain long-term leases. See Notes 8 and 13 of Notes to Consolidated Financial Statements.

3. NOTES AND LOANS PAYABLE

     Notes and loans payable consist of the following:

                                                                           YEAR END
                                                                   ------------------------
                                                                     1996           1995
                                                                   ---------      ---------
                                                                       (IN THOUSANDS)
    Medium-term notes payable 8.55% to 11.50% interest rates,
      due through 2000........................................     $  95,050      $ 169,270
    Note payable to insurance companies 5.89% to 10.27%
      interest rates, due through 2006........................       339,000        270,000
    Notes payable to banks 4.69% to 7.54% interest rates, due
      through 2001............................................        84,100         45,700
    Other notes payable 9.50% interest rate, due through
      2005....................................................            86             92
    Unsecured notes payable to banks under revolving lines of
      credit 5.61% to 6.18% interest rates....................       338,000        293,000
    Other short-term promissory notes.........................        73,000         33,500
                                                                   ---------      ---------
                                                                   $ 929,236      $ 811,562
                                                                   =========      =========

     For additional information, see Note 5 of Notes to Consolidated Financial Statements.

                                   SCHEDULE V

                      AMERCO AND CONSOLIDATED SUBSIDIARIES
    SUPPLEMENTAL INFORMATION (FOR PROPERTY-CASUALTY INSURANCE UNDERWRITERS)
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                                                        CLAIMS
                                                                                                                         AND
                                                                                                                        CLAIM
                                                                                                                       ADJUSTMENT
                                                                                                                       EXPENSES
                                                                                                                       INCURRED
                                                      RESERVES FOR                                                     RELATED
                                         DEFERRED     UNPAID CLAIMS                                                       TO
                                          POLICY        AND CLAIM     DISCOUNT                               NET       --------
                                        ACQUISITION    ADJUSTMENT      IF ANY,   UNEARNED   NET EARNED    INVESTMENT   CURRENT
YEAR     AFFILIATION WITH REGISTRANT       COSTS        EXPENSES      DEDUCTED   PREMIUMS   PREMIUMS(1)     INCOME       YEAR
----    ------------------------------  -----------   -------------   ---------  --------   -----------   ----------   --------
                                                                  (IN THOUSANDS)
 96     Consolidated property --
          casualty entity.............    $ 9,858         341,981        N/A      64,379       128,083       29,906     114,110
 95     Consolidated property --
          casualty entity.............      8,973         329,741        N/A      63,938       112,862       29,026     102,782
 94     Consolidated property --
          casualty entity.............      6,644         314,482        N/A      58,842       105,801       27,446      91,044


                                                                    PAID CLAIMS
                                                 AMORTIZATION OF     AND CLAIM       NET
                                       PRIOR     DEFERRED POLICY    ADJUSTMENT     PREMIUMS
YEAR     AFFILIATION WITH REGISTRANT   YEAR     ACQUISITION COSTS    EXPENSES     WRITTEN(2)
----    ----------------------------- ------   -----------------   -----------   ----------
                                              (IN THOUSANDS)
 96   Consolidated property --
        casualty entity.............   8,292          8,973           109,372      125,789
 95   Consolidated property --
        casualty entity.............   6,576          6,644            92,651      119,952
 94   Consolidated property --
        casualty entity.............  12,688          5,377           104,123      113,672

---------------

(1) The earned premiums are reported net of intersegment transactions. Earned premiums eliminated in consolidation amount to $12,669,000, $20,575,000 and $18,798,000 for the years ended 1996, 1995 and 1994, respectively.

(2) The premiums written are reported net of intersegment transactions. Premiums written eliminated in consolidation amount to $14,206,000, $19,407,000 and $18,335,000 for the years ended 1996, 1995 and 1994, respectively.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS





                                                       SEPTEMBER 30,   MARCH 31,       SEPTEMBER 30,
                                                           1996           1996             1995
                                                       -------------   ----------      -------------
                                                        (UNAUDITED)    (AUDITED)        (UNAUDITED)
                                                                     (IN THOUSANDS)
                       ASSETS
Cash and cash equivalents............................   $    32,380    $   31,168    $    33,283
Receivables..........................................       311,480       340,564        338,489
Inventories..........................................        54,718        45,891         51,402
Prepaid expenses.....................................        11,060        16,415         12,693
Investments, fixed maturities........................       879,699       879,702        800,481
Investments, other...................................       162,697       126,587        139,713
Deferred policy acquisition costs....................        56,171        49,995         51,304
Other assets.........................................        56,508        20,941         18,725
                                                         ----------    ----------     ----------
Property, plant and equipment, at cost:
  Land...............................................       214,853       212,593        210,928
  Buildings and improvements.........................       800,760       769,380        738,535
  Furniture and equipment............................       191,826       188,734        184,189
  Rental trailers and other rental equipment.........       150,388       256,411        258,264
  Rental trucks......................................       950,209       968,131        933,013
  General rental items...............................        22,290        24,197         49,581
                                                         ----------    ----------     ----------
                                                          2,330,326     2,419,446      2,374,510
  Less accumulated depreciation......................     1,077,193     1,102,731      1,131,339
                                                         ----------    ----------     ----------
          Total property, plant and equipment........     1,253,133     1,316,715      1,243,171
                                                         ----------    ----------     ----------
                                                        $ 2,817,846    $2,827,978    $ 2,689,261
                                                         ==========    ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES





                                                       SEPTEMBER 30,   MARCH 31,    SEPTEMBER 30,
                                                           1996           1996          1995
                                                       -------------   ----------   -------------
                                                        (UNAUDITED)    (AUDITED)     (UNAUDITED)
                                                                     (IN THOUSANDS)
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued liabilities...........   $   153,732    $  151,754    $   150,198
  Notes and loans....................................       940,282       998,220        796,738
  Policy benefits and losses, claims and loss
     expenses payable................................       485,932       483,561        475,220
  Liabilities from premium deposits..................       435,789       410,787        374,407
  Cash overdraft.....................................        22,740        32,159         23,450
  Other policyholders' funds and liabilities.........        31,711        25,713         25,843
  Deferred income....................................        36,694         2,926          9,533
  Deferred income taxes..............................        57,936        73,310         92,008
                                                         ----------    ----------     ----------
Stockholders' equity:
  Serial preferred stock, with or without par value,
     50,000,000 shares authorized; 6,100,000 shares
     issued without par value and outstanding as of
     September 30, 1996, March 31, 1996 and September
     30, 1995........................................            --            --             --
  Series B preferred stock, with no par value,
     100,000 shares authorized; 100,000 shares issued
     and outstanding as of September 30, 1996, none
     issued and outstanding as of March 31, 1996 and
     September 30, 1995..............................            --            --             --
  Serial common stock, with or without par value,
     150,000,000 shares authorized, none issued and
     outstanding.....................................            --            --             --
  Series A common stock of $0.25 par value,
     10,000,000 shares authorized, 5,762,495 shares
     issued as of September 30, 1996, March 31, 1996,
     and September 30, 1995..........................         1,441         1,441          1,441
  Common stock of $0.25 par value, 150,000,000 shares
     authorized, 34,237,505 shares issued as of
     September 30, 1996, March 31, 1996, and
     September 30, 1995..............................         8,559         8,559          8,559
  Additional paid-in capital.........................       264,378       165,756        165,675
  Foreign currency translation.......................       (12,451)      (11,877)       (10,609)
  Unrealized gain (loss) on investments..............           315        11,097          6,771
  Retained earnings..................................       680,279       609,019        605,616
                                                         ----------    ----------     ----------
                                                            942,521       783,995        777,453
  Less:
     Cost of common shares in treasury (15,599,609
       shares as of September 30, 1996, 7,209,077
       shares as of March 31, 1996, 1,380,937 shares
       as of September 30, 1995).....................       266,315       111,118         11,457
     Unearned employee stock ownership plan shares...        23,176        23,329         24,132
                                                         ----------    ----------     ----------
     Total stockholders' equity......................       653,030       649,548        741,864
Contingent liabilities and commitments...............
                                                         ----------    ----------     ----------
                                                        $ 2,817,846    $2,827,978    $ 2,689,261
                                                         ==========    ==========     ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                         SIX MONTHS ENDED SEPTEMBER 30,
                                  (UNAUDITED)

                                                                    1996            1995
                                                                 -----------     -----------
                                                                    (IN THOUSANDS EXCEPT
                                                                       PER SHARE DATA)
Revenues
  Rental and other revenue.....................................  $   555,055     $   504,429
  Net sales....................................................      107,192         102,675
  Premiums.....................................................       72,749          71,385
  Net investment income........................................       25,140          23,287
                                                                 -----------     -----------
          Total revenues.......................................      760,136         701,776
Costs and expenses
  Operating expense............................................      406,130         353,185
  Advertising expense (see note 9).............................       16,014          24,061
  Cost of sales................................................       62,639          58,001
  Benefits and losses..........................................       66,716          68,099
  Amortization of deferred acquisition costs...................        8,057           7,799
  Depreciation.................................................       38,719          76,275
  Interest expense.............................................       35,282          35,554
                                                                 -----------     -----------
          Total costs and expenses.............................      633,557         622,974
Pretax earnings from operations................................      126,579          78,802
Income tax expense.............................................      (46,833)        (28,293)
                                                                 -----------     -----------
Earnings from operations before extraordinary loss on early
  extinguishment of debt.......................................       79,746          50,509
Extraordinary loss on early extinguishment of debt, net........       (2,004)             --
                                                                 -----------     -----------
          Net earnings.........................................  $    77,742     $    50,509
                                                                 ===========     ===========
Earnings per common share:
Earnings from operations before extraordinary loss on early
  extinguishment of debt.......................................  $      2.43     $      1.16
Extraordinary loss on early extinguishment of debt, net........         (.07)             --
                                                                 -----------     -----------
Net earnings...................................................  $      2.36     $      1.16
                                                                 ===========     ===========
Weighted average common shares outstanding.....................   29,845,247      37,931,825
                                                                 ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                         SIX MONTHS ENDED SEPTEMBER 30,
                                  (UNAUDITED)

                                                                         1996         1995
                                                                       --------     --------
                                                                          (IN THOUSANDS)
Series A common stock of $0.25 par value:
  10,000,000 shares authorized, 5,762,495 shares issued as of
  September 30, 1996, March 31, 1996 and September 30, 1995
  Beginning and end of period........................................  $  1,441     $  1,441
                                                                       --------     --------
Common stock of $0.25 par value:
  150,000,000 shares authorized, 34,237,505 shares issued as of
  September 30, 1996, March 31, 1996 and September 30, 1995
  Beginning and end of period........................................     8,559        8,559
                                                                       --------     --------
Additional paid-in capital:
  Beginning of period................................................   165,756      165,675
     Issuance of preferred stock.....................................    98,622           --
                                                                       --------     --------
  End of period......................................................   264,378      165,675
                                                                       --------     --------
Foreign currency translation:
  Beginning of period................................................   (11,877)     (12,435)
  Change during period...............................................      (574)       1,826
                                                                       --------     --------
  End of period......................................................   (12,451)     (10,609)
                                                                       --------     --------
Unrealized gain (loss) on investments:
  Beginning of period................................................    11,097       (6,483)
  Change during period...............................................   (10,782)      13,254
                                                                       --------     --------
  End of period......................................................       315        6,771
                                                                       --------     --------
Retained earnings:
  Beginning of period................................................   609,019      561,589
     Net earnings....................................................    77,742       50,509
     Dividends paid to stockholders:
       Preferred stock: ($1.06 per share for 1996 and 1995,
        respectively)................................................    (6,482)      (6,482)
                                                                       --------     --------
  End of period......................................................   680,279      605,616
                                                                       --------     --------

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                         SIX MONTHS ENDED SEPTEMBER 30,
                                  (UNAUDITED)

                                                                         1996         1995
                                                                       --------     --------
                                                                          (IN THOUSANDS)
Less Treasury stock:
  Beginning of period................................................   111,118       10,461
  Net increase (8,390,532 shares in 1996 and 45,000 shares in
     1995)...........................................................   155,197          996
                                                                       --------     --------
  End of period......................................................   266,315       11,457
                                                                       --------     --------
Less Unearned employee stock ownership plan shares:
  Beginning of period................................................    23,329       21,101
  Increase in loan...................................................        --        3,168
  Proceeds from loan.................................................      (153)        (137)
                                                                       --------     --------
  End of period......................................................    23,176       24,132
                                                                       --------     --------
          Total stockholders' equity.................................  $653,030     $741,864
                                                                       ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                          QUARTERS ENDED SEPTEMBER 30,
                                  (UNAUDITED)

                                                                    1996            1995
                                                                 -----------     -----------
                                                                    (IN THOUSANDS EXCEPT
                                                                       PER SHARE DATA)
Revenues
  Rental and other revenue.....................................  $   295,483         269,118
  Net sales....................................................       51,213          49,559
  Premiums.....................................................       41,594          40,683
  Net investment income........................................       12,138          11,907
                                                                 -----------     -----------
          Total revenues.......................................      400,428         371,267
Costs and expenses
  Operating expense............................................      215,351         178,939
  Advertising expense (see note 9).............................        7,868           7,192
  Cost of sales................................................       31,058          29,042
  Benefits and losses..........................................       43,458          40,858
  Amortization of deferred acquisition costs...................        4,035           4,871
  Depreciation.................................................       19,940          38,582
  Interest expense.............................................       16,426          16,722
                                                                 -----------     -----------
          Total costs and expenses.............................      338,136         316,206
Pretax earnings from operations................................       62,292          55,061
Income tax expense.............................................      (22,551)        (19,729)
                                                                 -----------     -----------
Earnings from operations before extraordinary loss on early
  extinguishment of debt.......................................       39,741          35,332
Extraordinary loss on early extinguishment of debt, net........       (2,004)             --
                                                                 -----------     -----------
          Net earnings.........................................  $    37,737          35,332
                                                                 ===========     ===========
Earnings per common share:
Earnings from operations before extraordinary loss on early
  extinguishment of debt.......................................  $      1.29             .85
Extraordinary loss on early extinguishment of debt, net........         (.07)             --
                                                                 -----------     -----------
Net earnings...................................................  $      1.22             .85
                                                                 ===========     ===========
Weighted average common shares outstanding.....................   27,675,192      37,905,225
                                                                 ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         SIX MONTHS ENDED SEPTEMBER 30,
                                  (UNAUDITED)

                                                                       1996          1995
                                                                     ---------     ---------
                                                                         (IN THOUSANDS)
Cash flows from operating activities:
  Net earnings.....................................................  $  77,742        50,509
     Depreciation and amortization.................................     48,582        84,339
     Provision for losses on accounts receivable...................      1,841         2,819
     Net (gain) loss on sale of real and personal property.........     (6,980)          581
     Gain (loss) on sale of investments............................         50        (2,970)
     Changes in policy liabilities and accruals....................      6,887         1,146
     Additions to deferred policy acquisition costs................    (10,469)      (11,954)
     Net change in other operating assets and liabilities..........    (16,337)       27,389
                                                                     ---------     ---------
Net cash provided by operating activities..........................    101,316       151,859
                                                                     ---------     ---------
Cash flows from investing activities:
  Purchases of investments:
     Property, plant and equipment.................................   (134,247)     (143,082)
     Fixed maturities..............................................    (90,891)     (162,081)
     Real estate...................................................       (767)       (5,629)
     Mortgage loans................................................     (8,944)       (7,384)
  Proceeds from sale of investments:
     Property, plant and equipment.................................    200,785        97,030
     Fixed maturities..............................................     68,895        89,348
     Real estate...................................................        389           570
     Mortgage loans................................................     12,943        17,573
  Changes in other investments.....................................    (40,510)        1,186
                                                                     ---------     ---------
Net cash provided (used) by investing activities...................      7,653      (112,469)
                                                                     ---------     ---------
Cash flows from financing activities:
  Net change in short-term borrowings..............................   (177,500)     (163,500)
  Proceeds from notes..............................................    337,500       140,184
  Debt issuance costs..............................................     (4,125)         (636)
  Loan to leveraged Employee Stock Ownership Plan..................         --        (3,168)
  Proceeds from leveraged Employee Stock Ownership Plan............        153           137
  Principal payments on notes......................................   (217,938)      (61,168)
  Issuance of preferred stock......................................     98,622            --
  Net change in cash overdraft.....................................     (9,419)       (7,913)
  Dividends paid...................................................     (6,482)       (6,482)
  Treasury stock acquisitions......................................   (155,197)         (996)
  Investment contract deposits.....................................     54,554       101,667
  Investment contract withdrawals..................................    (27,925)      (39,518)
                                                                     ---------     ---------
Net cash used by financing activities..............................   (107,757)      (41,393)
                                                                     ---------     ---------
Increase (decrease)in cash and cash equivalents....................      1,212        (2,003)
Cash and cash equivalents at beginning of period...................     31,168        35,286
                                                                     ---------     ---------
Cash and cash equivalents at end of period.........................  $  32,380        33,283
                                                                     =========     =========

  The accompanying notes are an integral part of these consolidated financial statements.

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           SEPTEMBER 30, 1996, MARCH 31, 1996 AND SEPTEMBER 30, 1995
                                  (UNAUDITED)

1. PRINCIPLES OF CONSOLIDATION

     AMERCO, a Nevada corporation (the Company), is the holding company for U-Haul International, Inc. (U-Haul), Ponderosa Holdings, Inc. (Ponderosa), and Amerco Real Estate Company (AREC).

     The consolidated financial statements include the accounts of the parent corporation, AMERCO, and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions of AMERCO and its subsidiaries have been eliminated.

     The consolidated balance sheets as of September 30, 1996 and 1995, and the related consolidated statements of earnings, changes in stockholders' equity and cash flows for the six months ended September 30, 1996 and 1995 are unaudited; in the opinion of management, all adjustments necessary for a fair presentation of such financial statements have been included. Such adjustments consisted only of normal recurring items. Interim results are not necessarily indicative of results for a full year.

     The operating results and financial position of AMERCO's consolidated insurance operations are determined on a one quarter lag. There were no effects related to intervening events which would significantly affect consolidated financial position or results of operations for the financial statements presented herein.

     Based on an in-depth market analysis, the Company increased the estimated salvage value of certain rental trucks during the third and fourth quarters of fiscal year ended March 31, 1996.

     The financial statements and notes are presented as permitted by Form 10-Q and do not contain certain information included in the Company's annual financial statements and notes.

     Earnings per share are computed based on the weighted average number of shares outstanding, excluding shares of the employee stock ownership plan that have not been committed to be released. Net income is reduced for preferred dividends for purposes of the calculation.

     Certain reclassifications have been made to the financial statements for the six months ended September 30, 1995 to conform with the current year's presentation.

2. INVESTMENTS

     A comparison of amortized cost to market for fixed maturities is as follows (in thousands, except for par value):

             JUNE 30, 1996               PAR VALUE                 GROSS        GROSS       ESTIMATED
             CONSOLIDATED                OR NUMBER   AMORTIZED   UNREALIZED   UNREALIZED     MARKET
           HELD-TO-MATURITY              OF SHARES     COST        GAINS        LOSSES        VALUE
---------------------------------------  ---------   ---------   ----------   ----------    ---------
U.S. treasury securities and government
  obligations..........................  $  17,805   $  17,713    $  1,163     $      --    $  18,876
U.S. government agency mortgage backed
  securities...........................  $  57,843      57,434         520        (2,497)      55,457
Obligations of states and political
  subdivisions.........................  $  33,100      32,838       1,110          (227)      33,721
Corporate securities...................  $ 186,971     191,427       2,422        (3,614)     190,235
Mortgage-backed securities.............  $  98,349      96,577       1,215        (2,912)      94,880
Redeemable preferred stocks............        221       6,471         251          (184)       6,538
                                                      --------     -------      --------     --------
                                                       402,460       6,681        (9,434)     399,707
                                                      --------     -------      --------     --------

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           SEPTEMBER 30, 1996, MARCH 31, 1996 AND SEPTEMBER 30, 1995
                                  (UNAUDITED)

             JUNE 30, 1996               PAR VALUE                 GROSS        GROSS       ESTIMATED
             CONSOLIDATED                OR NUMBER   AMORTIZED   UNREALIZED   UNREALIZED     MARKET
          AVAILABLE-FOR-SALE             OF SHARES     COST        GAINS        LOSSES        VALUE
---------------------------------------  ---------   ---------   ----------   ----------    ---------
U.S. treasury securities and government
  obligations..........................  $  11,685   $  11,780    $    905     $      --    $  12,685
U.S. government agency mortgage
  backed securities....................  $  26,252      25,736         143          (389)      25,490
States, municipalities and political
  subdivisions.........................  $   7,100       7,023         485           (34)       7,474
Corporate securities...................  $ 340,024     345,964       5,163        (6,798)     344,329
Mortgage-backed securities.............  $  85,947      85,338         912        (1,595)      84,655
Redeemable preferred stocks............        106       2,596          22           (12)       2,606
                                                      --------     -------      --------     --------
                                                       478,437       7,630        (8,828)     477,239
                                                      --------     -------      --------     --------
          Total........................              $ 880,897    $ 14,311     $ (18,262)   $ 876,946
                                                      ========     =======      ========     ========

3. SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION OF PONDEROSA HOLDINGS, INC. AND ITS SUBSIDIARIES

     A summary consolidated balance sheet (unaudited) for Ponderosa Holdings, Inc. and its subsidiaries is presented below:

                                                                      SEPTEMBER 30,
                                                                -------------------------
                                                                   1996           1995
                                                                ----------     ----------
                                                                     (IN THOUSANDS)
    Investments -- fixed maturities...........................  $  879,699     $  800,481
    Other investments.........................................      98,910        117,972
    Receivables...............................................     150,100        151,546
    Deferred policy acquisition costs.........................      56,171         51,304
    Due from affiliate........................................      36,947         22,603
    Deferred federal income taxes.............................       7,865          4,671
    Other assets..............................................      14,977          8,067
                                                                ----------     ----------
              Total assets....................................  $1,244,669     $1,156,644
                                                                ==========     ==========
    Policy liabilities and accruals...........................  $  411,865     $  409,521
    Unearned premiums.........................................      74,266         65,699
    Premium deposits..........................................     435,789        374,407
    Other policyholders' funds and liabilities................      32,706         28,263
                                                                ----------     ----------
              Total liabilities...............................     954,626        877,890
    Stockholder's equity......................................     290,043        278,754
                                                                ----------     ----------
              Total liabilities and stockholder's equity......  $1,244,669     $1,156,644
                                                                ==========     ==========

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           SEPTEMBER 30, 1996, MARCH 31, 1996 AND SEPTEMBER 30, 1995
                                  (UNAUDITED)

     A summarized consolidated income statement (unaudited) for Ponderosa Holdings, Inc. and its subsidiaries is presented below:

                                                                     SIX MONTHS ENDED
                                                                       SEPTEMBER 30,
                                                                   ---------------------
                                                                     1996         1995
                                                                   --------     --------
                                                                      (IN THOUSANDS)
    Premiums.....................................................  $ 79,056     $ 76,442
    Net investment income........................................    24,542       23,395
    Other income.................................................     1,178        4,592
                                                                   --------     --------
              Total revenue......................................   104,776      104,429
    Benefits and losses..........................................    66,716       68,099
    Amortization of deferred policy acquisition costs............     8,057        7,799
    Other expenses...............................................    14,712       12,121
                                                                   --------     --------
              Income from operations.............................    15,291       16,410
    Federal income tax expense...................................    (4,934)      (4,617)
                                                                   --------     --------
    Net income...................................................  $ 10,357     $ 11,793
                                                                   ========     ========

     The Company has engaged an investment banking firm to explore various alternatives with regard to Oxford, its life insurance subsidiary. Such alternatives may include strategic alliances with other insurance companies or Oxford's possible sale.

4. NOTES AND LOANS

     On July 18, 1996, the Company extinguished debt of approximately $76,250,000 by irrevocably placing cash into a trust of U.S. Treasury securities to be used to satisfy scheduled payments of principal and interest.

     In August 1996, the Company extinguished $86,400,000 of its long-term notes originally due in fiscal 1997 through fiscal 1999.

     The above transactions resulted in an extraordinary loss of $2,004,000 net of tax of $1,233,000 ($0.07 per share).

5. STOCKHOLDERS' EQUITY

     On July 19, 1996, pursuant to the judgment in the Shoen Litigation, the Company paid CEMAR, Inc. (Cemar) approximately $15,857,000 to repurchase 2,331,984 shares of Common Stock held by Cemar. On the same date the Company paid damages to Cecilia M. Hanlon of approximately $43,139,000 and statutory post-judgment pre-petition interest on the above amounts of approximately $129,000. On August 6, 1996, the Company funded approximately $8,283,000 of post-petition date interest by depositing the same into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs in the Shoen Litigation to post-petition date interest. The Common Stock held by Cemar was transferred into the Company treasury. Cecilia M. Hanlon, the sole voting stockholder of Cemar, is the sister of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On August 30, 1996, the Company issued 100,000 shares of its Series B Preferred Stock with no par value for $100,000,000. Dividends are cumulative with the rate being reset quarterly and have priority as

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           SEPTEMBER 30, 1996, MARCH 31, 1996 AND SEPTEMBER 30, 1995
                                  (UNAUDITED)

to dividends over the Company's common stock. The Series B Preferred will be convertible, in certain events, at the holder's option, into either shares of the Company's Series B Common Stock, $0.25 par value or all of the outstanding shares of Picacho Peak Investment Co., a subsidiary of AMERCO.

     On September 6, 1996, pursuant to the judgment in the Shoen Litigation, the Company paid Katabasis International, Inc. (Katabasis) approximately $27,485,000 to repurchase 4,041,924 shares of Common Stock held by Katabasis. The Company also paid damages to Samuel W. Shoen of approximately $74,771,000 and statutory post-judgment prepetition interest on the above amounts of approximately $224,000. The Company also funded approximately $15,726,000 of post-petition date interest by depositing the same into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs in the Shoen Litigation to post-petition date interest. The Common Stock held by Katabasis was transferred into the Company treasury. Samuel W. Shoen, the sole voting stockholder of Katabasis, is the brother of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On September 20, 1996, pursuant to the judgment in the Shoen Litigation, the Company paid Kattydid, Inc. (Kattydid) approximately $8,719,000 to repurchase 1,282,248 shares of Common Stock held by Kattydid. The Company paid damages to Katrina (Shoen) Carlson of approximately $37,305,000 and statutory post-judgment pre-petition interest on the above amounts of approximately $112,000. The Company also paid Katrina (Shoen) Carlson approximately $4,994,000 to repurchase 734,376 shares of Common Stock held by her and funded approximately $8,041,000 of post-petition date interest by depositing the same into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs in the Shoen Litigation to post-petition date interest. The Common Stock held by Kattydid and Katrina (Shoen) Carlson was transferred into the Company treasury. Katrina (Shoen) Carlson, the sole voting stockholder of Kattydid, is the sister of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company.

     On October 1, 1996, pursuant to the judgment in the Shoen Litigation, the Company paid Mickl, Inc. (Mickl) approximately $27,444,000 to repurchase 4,035,924 shares of Common Stock held by Mickl. On the same date the Company paid net damages to Michael L. Shoen of approximately $73,158,000 and statutory post-judgment pre-petition interest on the above amounts of approximately $224,000. On the same date, the Company paid Michael L. Shoen approximately $3,000 to repurchase 380 shares of Common Stock held by him and funded approximately $16,184,000 of post-petition date interest by depositing the same into an escrow account pending the outcome of a dispute involving the entitlement of the plaintiffs in the Shoen Litigation to post-petition date interest. The Common Stock held by Mickl and Michael L. Shoen was transferred into the Company treasury. Michael L. Shoen, the sole voting stockholder of Mickl, is the brother of Edward J., Mark V., and James P. Shoen, who are major stockholders and directors of the Company. See Part II. Item 1. Legal Proceedings for more information on the Shoen Litigation.

     On October 14, 1996, the Company paid an additional $15,000,000 to L. S. Shoen in settlement of all outstanding disputes.

6. CONTINGENT LIABILITIES AND COMMITMENTS

     During the six months ended September 30, 1996, U-Haul Leasing & Sales Co., a wholly-owned subsidiary of U-Haul International, Inc., entered into ten transactions, whereby the Company sold rental trucks or trailers and subsequently leased them back. AMERCO has guaranteed $13,512,000 of residual values at September 30, 1996 on the rental trucks and trailers at the end of the lease term. U-Haul

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           SEPTEMBER 30, 1996, MARCH 31, 1996 AND SEPTEMBER 30, 1995
                                  (UNAUDITED)

entered into one transaction, whereby the Company sold rental trailers and subsequently leased them back. Also, U-Haul entered into three transactions, whereby the Company sold and subsequently leased back computer equipment. Following are the lease commitments for the leases executed during the six months ended September 30, 1996, which have a term of more than one year (in thousands):

                                  YEAR ENDED                                LEASE
                                   MARCH 31,                             COMMITMENTS
        ---------------------------------------------------------------  -----------
          1997.........................................................   $  17,331
          1998.........................................................      24,135
          1999.........................................................      24,135
          2000.........................................................      24,135
          2001.........................................................      23,153
        Thereafter.....................................................     112,690
                                                                           --------
                                                                          $ 225,579
                                                                           ========

     In the normal course of business, the Company is a defendant in a number of suits and claims. The Company is also a party to several administrative proceedings arising from state and local provisions that regulate the removal and/or clean-up of underground fuel storage tanks. It is the opinion of management that none of such suits, claims, or proceedings involving the Company, individually or in the aggregate are expected to result in a material loss.

7. SUPPLEMENTAL CASH FLOWS INFORMATION

     The (increase) decrease in receivables, inventories and accounts payable and accrued liabilities net of other operating and investing activities follows:

                                                                      SIX MONTHS ENDED
                                                                       SEPTEMBER 30,
                                                                    --------------------
                                                                     1996         1995
                                                                    -------     --------
                                                                       (IN THOUSANDS)
    Receivables...................................................  $22,396     $(35,299)
                                                                    =======     ========
    Inventories...................................................   (8,827)      (1,065)
                                                                    =======     ========
    Accounts payable and accrued liabilities......................  $ 1,779     $ 22,585
                                                                    =======     ========

     Income taxes paid in cash amounted to $1,694,000 and $143,000 for the quarters ended September 30, 1996 and 1995, respectively.

     Interest paid in cash amounted to $36,173,000 and $36,755,000 for the quarters ended September 30, 1996 and 1995, respectively.

8. RELATED PARTIES

     During the six months ended September 30, 1996, a subsidiary of the Company received principal payments of $84,001,000, interest payments of $3,839,000 and management fees of $745,000 from Three SAC Self-Storage Corporation (Three SAC). Three SAC's voting common stock is owned by SAC Holding Corporation (SAC Holding) and the non-voting preferred stock is owned by SAC Non-Business Trust. The voting common stock of SAC Holding is held by Mark V. Shoen, a major stockholder, director and officer of the Company. Three SAC properties are currently managed by the Company pursuant to a management agreement, under which the Company receives a management fee equal to 6% of the gross

                      AMERCO AND CONSOLIDATED SUBSIDIARIES

           SEPTEMBER 30, 1996, MARCH 31, 1996 AND SEPTEMBER 30, 1995
                                  (UNAUDITED)

receipts from the properties. The management fee percentage is consistent with the fee received by the Company for other properties managed by the Company.

     On June 27, 1996, a subsidiary of the Company sold Three SAC notes of $86,000,000 to an outside party.

     As of September 30, 1996, a subsidiary of the Company funded the purchase of seventeen properties, with one additional property funded subsequent to the quarter end, by Four SAC Self-Storage Corporation (Four SAC) for an amount of approximately $15,487,000. Four SAC is owned by SAC Holding. The voting common stock of SAC Holding is held by Mark V. Shoen, a major stockholder, director, and officer of the Company. Four SAC acquired three of the properties from a subsidiary of the Company at a purchase price equal to the Company's acquisition cost plus capitalized costs. Such properties are currently managed by the Company for which the Company will receive a management fee equal to 6% of the gross receipts from the properties. The management fee percentage is consistent with the fee received by the Company for other properties managed by the Company.

9. NEW ACCOUNTING STANDARDS

     On April 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 -- Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Effective for fiscal years beginning after December 15, 1995 the standard establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. The adoption of this statement had no impact on the financial condition or results of operations of the Company.

     On April 1, 1995, the Company implemented Statement of Position 93-7, "Reporting on Advertising Costs," issued by the Accounting Standards Executive Committee in December 1993. This statement of position provides guidance on financial reporting on advertising costs in annual financial statements. Upon implementation, the Company recognized additional advertising expense of $8,647,000 for advertising costs not qualifying as direct-response. The adoption had the effect of reducing net income by $5,474,000 ($0.15 per share) for the six months ended September 30, 1995.

     Other pronouncements issued by the Financial Standards Board with future effective dates are either not applicable or not material to the consolidated financial statements of the Company.

NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY UNDERWRITER OR AGENT, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Information Incorporated by
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Use of Proceeds.......................   10
Price Range of Common Stock...........   10
Dividends.............................   10
Capitalization........................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   28
Management............................   38
Principal and Selling Stockholders....   40
Description of Capital Stock..........   42
Shares Eligible for Future Sale.......   47
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.............................   48
Underwriting..........................   51
Legal Matters.........................   52
Experts...............................   52
Index to Financial Statements.........  F-1

2,500,000 SHARES

AMERCO

COMMON STOCK
($.25 PAR VALUE)
                                      LOGO
JOINT BOOK-RUNNING MANAGERS

-----------------------------------

LEHMAN BROTHERS

SALOMON BROTHERS INC
PROSPECTUS

Dated December 12, 1996